ANNUAL REPORT



QLOGIC®

The Ultimate in Performance

2012

QLogic Corporation

Notice of Annual Meeting, Proxy Statement and
Annual Report on Form 10-K





QLOGIC®

The Ultimate in Performance

Letter to Stockholders 2012

Dear Fellow Stockholder,

During fiscal 2012, we continued to demonstrate disciplined financial management and leadership in our served markets. In addition, we sharpened our focus and investment on market expansion opportunities in the data center. The recent sale of our InfiniBand business has resulted in improved focus on high growth opportunities in converged networking, Ethernet and storage networking, as well as allowing for incremental investment in new opportunities to expand our served markets.

From a financial perspective, we delivered net revenues from continuing operations of $558.6 million and income from continuing operations of $119.4 million, or $1.16 per diluted share, during fiscal 2012. We are very pleased with our strong gross, operating and net margin performance. We generated $166.2 million in cash from operations and used $126.9 million of cash to repurchase shares of our common stock. At the end of the fiscal year, our cash and marketable securities totaled $538.0 million. As a result of our strong cash position and no debt, we continue to have significant flexibility and financial stability.

We remain confident in our core strategy of Adaptive Convergence which leverages our strength and leadership in traditional storage networking and is focused on delivering high performance data center connectivity solutions with unprecedented levels of flexibility that support any protocol, any host, any storage and any fabric. These solutions enable customers to expand, migrate and transition data center infrastructure at their own pace. During fiscal 2012, we further expanded our Adaptive Convergence strategy with the announcement of a new portfolio of innovative products, including adapters, switches and routers with the flexibility to power 16Gb Fibre Channel and 10Gb Ethernet networks from the same hardware, delivering new levels of investment protection and capitalizing on significant end-user trends in virtualized data centers, the cloud, Web 2.0 and the converged enterprise.

Additionally, we have increased our focus on the market for protocol application-specific integrated circuits (ASICs) for storage systems. A critical requirement to capture this business is the ability to power both 16Gb Fibre Channel and 10Gb Ethernet networks, including Fibre Channel over Ethernet (FCoE) and Internet Small Computer System Interface, from the same hardware. This multiprotocol flexibility is highly attractive to storage system vendors, and is a core capability of our current generation of products and a fundamental element in our Adaptive Convergence strategy. Our goal is to become the market leader for protocol ASICs for storage systems, and estimate this market to be in excess of $100 million and growing consistently with the storage systems market. In the most recent Gartner storage market forecast, they estimate the 5-year compounded annual growth rate in units for the disk-based storage market to be nearly 16%.

While our Adaptive Convergence strategy positions us for continued success, there are noteworthy market share accomplishments to report in both our traditional and expansion markets. Our traditional Fibre Channel storage area networking market continues to be a very successful and important business for us. In calendar 2011, we again gained market share and were the market leader in the Fibre Channel adapter market for the eighth consecutive year, according to data from the Dell'Oro Group Q4 2011 SAN Report. With nearly 55% of total revenue share for calendar 2011, we achieved a lead over our nearest competitor of more than 15 percentage points for the fourth consecutive year. This strong brand preference is a significant and growing competitive advantage for us as our customers adopt and deploy converged and 10Gb Ethernet products.

Our success in the converged networking FCoE market continues according to both Dell'Oro Group and Crehan Research. During calendar 2011, our shipments of FCoE non-captive adapters resulted in our continued number one position and a lead over our nearest competitor of more than 20 percentage points, to an overall revenue share in excess of 53%.

Lastly, in the broader non-captive 10Gb Ethernet adapter market, which includes FCoE, according to both Dell'Oro Group and Crehan Research, our shipments resulted in us taking over the number two revenue share position for calendar 2011. This accomplishment is in a market arena with a broader set of competitors.

The recent additions to our Adaptive Convergence portfolio, our continued focus on new opportunities and markets, and our market share accomplishments reinforce our leadership position in our traditional markets and demonstrate we are well positioned for continued success and the potential to grow share in our core business and new expansion markets.

We continue to be optimistic with regards to the long-term future of our company. We are confident our focus is on the right set of strategic initiatives which will continue to benefit us. We will continue to focus on growth opportunities including the expansion of new customer and partner relationships, especially in Asia. We will continue to introduce highly innovative products that will position us to capitalize on significant opportunities in cloud computing, enterprise convergence and the virtualized data center. Our served markets are expected to more than double over the next few years and we believe we are well positioned to expand share, grow revenue and create new shareholder value.

We thank you for your continued support of QLogic.



Simon Biddiscombe
President and Chief Executive Officer

QLOGIC CORPORATION

26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656
(949) 389-6000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on August 23, 2012

To the Stockholders of QLogic Corporation:

You are cordially invited to attend the Annual Meeting of Stockholders of QLogic Corporation, a Delaware corporation, which will be held at QLogic's corporate headquarters, located at 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, at 10:00 a.m., Pacific Daylight Time, on Thursday, August 23, 2012, to consider and act upon the following matters, all as more fully described in the accompanying Proxy Statement:

1. To elect seven directors to the Board of Directors to serve until our next Annual Meeting or until their successors have been elected and qualified;

2. An advisory vote to approve executive compensation;

3. To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2013; and

4. To transact such other business as may properly come before the meeting or any postponements or adjournments thereof.

Stockholders of record of our common stock at the close of business on June 28, 2012, the record date fixed by the Board of Directors, are entitled to notice of, and to vote at, the meeting and at any postponements or adjournments thereof.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on August 23, 2012. The Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended April 1, 2012 are available electronically at *http://ir.qlogic.com*.

By Order of the Board of Directors



MICHAEL L. HAWKINS
Secretary

Aliso Viejo, California
July 19, 2012

YOUR VOTE IS IMPORTANT

Please vote by using the Internet, by telephone or by signing and returning the enclosed proxy card as soon as possible to ensure your representation at the Annual Meeting. Your proxy card contains instructions for each of these voting options.

QLOGIC CORPORATION

26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656
(949) 389-6000

PROXY STATEMENT

APPROXIMATE DATE PROXY MATERIALS FIRST SENT TO STOCKHOLDERS: July 19, 2012

These proxy materials are provided in connection with the solicitation of proxies by the Board of Directors of QLogic Corporation, a Delaware corporation, for the Annual Meeting of Stockholders to be held at QLogic's corporate headquarters, located at 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, at 10:00 a.m., Pacific Daylight Time, on Thursday, August 23, 2012, and at any postponements or adjournments thereof, for the purposes stated in the Notice of Annual Meeting of Stockholders preceding this Proxy Statement. Unless the context otherwise requires, the terms "us," "we," "our," "QLogic" and the "Company" include QLogic Corporation and its consolidated subsidiaries.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE MEETING

Q: What information is included in these materials?

A: This Proxy Statement includes information on the nominees for directors and the other matters to be voted on at the meeting. This Proxy Statement also includes information on the voting process and requirements, the compensation of directors and some of our executive officers, and certain other required information.

Q: What am I being asked to vote on at the meeting?

A: There are three matters scheduled to be voted on at the meeting:

(1) The election of seven directors to the Board of Directors, each of whom will serve until our next Annual Meeting or until their successors are elected and qualified.

(2) An advisory vote to approve executive compensation.

(3) The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2013.

Q: How does the Board recommend that I vote on each of these matters?

A: Our Board of Directors recommends that you vote your shares:

- "FOR" each of the director nominees (PROPOSAL NO. 1);
- "FOR" the proposal regarding an advisory vote to approve executive compensation (PROPOSAL NO. 2); and
- "FOR" ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2013 (PROPOSAL NO. 3).

Q: What classes of shares are entitled to vote?

A: Each share of our common stock outstanding on June 28, 2012 (the "Record Date") is entitled to one vote on each item being voted on at the Annual Meeting. On the Record Date, we had 95,819,000 shares of common stock outstanding.

Q: What shares can vote?

A: You can vote all of the shares that you owned on the Record Date. These shares include (1) shares held directly in your name as the stockholder of record, and (2) shares held for you as the beneficial owner through a stockbroker, bank or other nominee.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: Most of our stockholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially:

Stockholder of Record — If your shares are registered in your name with our transfer agent, Computershare Investor Services, you are considered a stockholder of record with respect to those shares, and you are receiving these proxy materials directly from us. As the stockholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed a proxy card for you to use.

Beneficial Owner — If your shares are held in a stock brokerage account, by a bank or other nominee (commonly referred to as being held in "street name"), you are considered to be the beneficial owner of those shares, and these proxy materials are being forwarded to you by your broker, bank or nominee as the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares and are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares. Your broker, bank or nominee has enclosed or provided a voting instruction card for you to use in directing the broker, bank or nominee how to vote your shares.

Q: How do I vote?

A: If you are a stockholder of record, you may vote by one of the following methods:

- via the Internet,
- by telephone,
- by mail, or
- in person at the Annual Meeting.

If you own your shares in "street name," that is, through a brokerage or bank account or in another nominee form, you must provide instructions to the broker, bank or nominee as to how your shares should be voted. Your broker, bank or nominee will usually provide you instructions at the time you receive this Proxy Statement. If you own your shares in this manner, you cannot vote in person at the Annual Meeting unless you receive a proxy to do so from the broker, bank or nominee.

Q: Can I revoke my proxy?

A: Yes. If you are a stockholder of record, to revoke your proxy you must do one of the following before the votes are cast at the meeting: (1) deliver a written notice of your revocation to our Corporate Secretary at our principal executive office, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, or (2) execute and deliver a later-dated proxy. Alternatively, you can attend the meeting and vote in person.

For shares you hold in street name, you may change your vote by submitting new voting instructions to your broker, bank or nominee or, if you have obtained a proxy from your broker, bank or nominee giving you the right to vote your shares at the Annual Meeting, by attending the meeting and voting in person.

Q: What does it mean if I get more than one proxy card?

A: It means that you hold shares registered in more than one account. Sign and return each proxy card that you get in order to ensure that all of your shares are voted.

Q: What is the quorum requirement for the meeting?

A: For a "quorum" to exist at the Annual Meeting, stockholders holding a majority of the votes entitled to be cast by the stockholders entitled to vote generally must be present in person or represented by proxy at the Annual Meeting. There must be a quorum for any action to be taken at the Annual Meeting (other than postponements or adjournments of the meeting). If you submit a properly executed proxy card, even if you abstain from voting, then your shares will be counted for purposes of determining the presence of a quorum. If a broker indicates on a proxy that it lacks discretionary authority as to certain shares to vote on a particular matter, commonly referred to as "broker non-votes," those shares will still be counted for purposes of determining the presence of a quorum at the Annual Meeting.

Q: What is the voting requirement for each of the above matters?

A: QLogic has a majority voting standard for Proposal No. 1, the election of directors. Directors are elected at each annual meeting by a majority of votes cast, meaning that the number of votes "for" a director must exceed the number of votes "against" that director. In the event that a nominee for director receives more "against" votes for his or her election than "for" votes, the Board must consider that director's resignation following a recommendation by the Nominating and Governance Committee. The majority voting standard does not apply, however, in a contested election. In such circumstances, directors will instead be elected by a plurality of the votes cast, meaning that the seven nominees receiving the most votes will be elected.

With regard to the election to take place at the Annual Meeting, the Board intends to nominate the seven persons identified as its nominees in this Proxy Statement. Each of the directors will be elected by a majority of the votes cast.

For each other proposal to be submitted for a vote of stockholders at the Annual Meeting, our bylaws require that the proposal receives the affirmative vote of a majority of the shares of common stock present or represented by proxy at the meeting and entitled to vote on the proposal to be approved. Please be advised, however, that Proposal No. 2 (an advisory vote to approve executive compensation) and Proposal No. 3 (ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2013) are advisory only and are not binding on us. The board of directors (or a committee of the board of directors, as applicable) will consider the outcome of the vote on each of these proposals in considering what action, if any, should be taken in response to the advisory vote by stockholders.

Q: How are abstentions and broker non-votes treated?

A: In all matters other than the election of directors (Proposal No. 1), abstentions have the same effect as votes "AGAINST" a matter. With respect to the election of directors, abstentions with respect to a director nominee will not be counted as a vote cast on the election of the director nominee and therefore will not be counted in determining the outcome of the directors' election. Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum at the Annual Meeting.

A broker is entitled to vote shares held for a beneficial holder on "routine" matters, such as the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2013 (Proposal No. 3), without a broker voting instruction card from the beneficial holder of those shares. On the other hand, a broker is not entitled to vote shares held for a beneficial holder on certain "non-routine" items, absent a broker voting instruction card from the beneficial holder of such shares. The election of directors (Proposal No. 1) and the advisory vote to approve executive compensation (Proposal No. 2) are considered non-routine matters. Consequently, if you do not give your broker specific instructions by way of a broker voting instruction card, your shares will constitute broker non-votes and will not be voted with respect to Proposal No. 1 or No. 2 and will have no effect on the outcome of these proposals, although they will count for purposes of determining whether a quorum exists.

Q: How will the votes be counted?

A: Your shares of common stock will be voted according to your instructions on the proxy card. If you properly submit your proxy card or broker voting instruction card without providing specific instructions, your shares will be voted in accordance with the recommendations of the Board of Directors ("FOR" all director nominees named in the Proxy Statement (Proposal No. 1), "FOR" the proposal regarding an advisory vote to approve executive compensation (Proposal No. 2), and "FOR" ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2013 (Proposal No. 3)).

Q: Who will count the votes?

A: We have appointed Broadridge Financial Solutions, Inc. ("Broadridge") to act as the inspector of election for the meeting. We believe Broadridge will use procedures that are consistent with Delaware law and our bylaws concerning the voting of shares, the determination of the presence of a quorum and the determination of the outcome of each matter submitted for a vote.

Q: How will voting on any other business be conducted?

A: We do not expect any matters to be presented for a vote at the meeting, other than the matters described in this Proxy Statement. If you grant a proxy, the officers named as proxy holders, Simon Biddiscombe and Jean Hu, or their nominees or substitutes, will each have the discretion to vote your shares on any additional matters that are properly presented at the meeting. If, for any unforeseen reason, any of our nominees is not available as a candidate for director, the person named as the proxy holder will vote your proxy for another candidate or other candidates nominated by the Board of Directors.

Q: Where can I find the voting results of the Annual Meeting?

A: The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of election and published in a Current Report on Form 8-K, which the Company is required to file with the Securities and Exchange Commission ("SEC") within four business days following the Annual Meeting. If final voting results are not known when such report is filed, they will be announced in an amendment to such report within four business days after the final results become known.

Q: Who is paying for this proxy solicitation?

A: We will pay the cost of soliciting the proxies. The solicitation of proxies may be made in person, by telephone, or by electronic communication by officers, directors and regular employees, who will not be paid additional compensation for these activities. We will send copies of the solicitation material to brokers, fiduciaries and custodians who will forward the material to the beneficial owners of our shares. On request, we will reimburse brokers and other persons representing beneficial owners of shares for their reasonable expenses in forwarding solicitation material to the beneficial owners.

Q: Are these proxy materials available electronically?

A: Yes, this is an Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on August 23, 2012. This Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended April 1, 2012 are available electronically at *http://ir.qlogic.com*.

If you received your annual meeting materials by mail, we encourage you to help us to conserve natural resources, as well as significantly reduce QLogic's printing and mailing costs, by signing up to receive your stockholder communications via e-mail. With electronic delivery, you will be notified via e-mail as soon as the annual report and the Proxy Statement are available on the Internet, and you will be able to review those materials and submit your stockholder vote online. Electronic delivery can also help reduce the number of bulky documents in your personal files and eliminate duplicate mailings. To sign up for electronic delivery, visit *https://www.icsdelivery.com/qlogic/index.asp*. Your electronic delivery enrollment will be effective until you cancel it. If you have questions about electronic delivery, please contact Investor Relations, QLogic Corporation, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of June 28, 2012 concerning beneficial ownership by:

- holders of more than 5% of QLogic's common stock,
- directors and nominees,
- each of the named executive officers listed in the Summary Compensation Table — Fiscal Years 2010, 2011 and 2012 ("Summary Compensation Table") below, and
- all directors and executive officers as a group.

The information provided in the table is based on QLogic's records, information filed with the SEC and information provided to QLogic, except where otherwise noted.

Name	Amount and Nature of Beneficial Ownership	Percent(1)
Wellington Management Company, LLP(2)	10,936,581	11.4%
BlackRock, Inc.(3)	10,253,025	10.7%
Janus Capital Management LLC(4)	7,338,642	7.7%
The Vanguard Group, Inc.(5)	5,200,820	5.4%
Simon Biddiscombe(6)	364,158	*
H.K. Desai(7)	3,287,364	3.3%
Balakrishnan S. Iyer(8)	264,586	*
Kathryn B. Lewis(9)	107,254	*
D. Scott Mercer(10)	40,906	*
George D. Wells(11)	234,882	*
William M. Zeitler(12)	50,906	*
Robert B. Crawford(13)	29,173	*
Jean Hu(14)	34,098	*
Perry M. Mulligan(15)	318,828	*
Douglas D. Naylor(16)	142,257	*
All Directors and Executive Officers as a group (11 persons)(17)	5,075,441	5.0%

* Less than 1% of the outstanding shares of our common stock.

(1) Based upon 95,819,000 shares of common stock outstanding on June 28, 2012. The number of shares beneficially owned by each person or entity is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, each person or entity is considered the beneficial owner of any shares as to which the person or entity has the sole or shared voting power or investment power and also any shares that the entity or individual has the right to acquire on or before August 27, 2012 (60 days after June 28, 2012) through the exercise of any stock options, through the vesting of restricted stock units ("RSUs") payable in shares, or upon the exercise of other rights. Unless otherwise indicated, each person has sole voting and investment power with respect to the shares set forth in the table.

(2) Based on information contained in a report on Schedule 13G/A that Wellington Management Company, LLP ("Wellington") filed with the SEC on February 14, 2012. Such filing indicates that Wellington does not have sole voting or sole dispositive power with respect to any shares. The Schedule 13G/A contained information as of December 31, 2011 and may not reflect current holdings of QLogic common stock. The address for Wellington is 280 Congress Street, Boston, Massachusetts 02210.

(3) Based on information contained in a report on Schedule 13G/A that BlackRock, Inc. ("BlackRock") filed with the SEC on January 10, 2012. Such filing indicates that BlackRock has sole voting and dispositive power with respect to all shares. The Schedule 13G/A contained information as of December 30, 2011 and may not reflect current holdings of QLogic common stock. The address for BlackRock is 40 East 52nd Street, New York, New York 10022.

(4) Based on information contained in a report on Schedule 13G/A that Janus Capital Management LLC ("Janus") filed with the SEC on February 14, 2012. Such filing indicates that Janus does not have sole voting or sole dispositive power with respect to any shares. The Schedule 13G/A contained information as of December 31, 2011 and may not reflect current holdings of QLogic common stock. The address for Janus is 151 Detroit Street, Denver, Colorado 80206.

(5) Based on information contained in a report on Schedule 13G/A that The Vanguard Group, Inc. ("Vanguard") filed with the SEC on February 10, 2012. Such filing indicates that Vanguard has sole voting power with respect to 73,471 shares and sole dispositive power with respect to 5,127,349 shares. The Schedule 13G/A contained information as of December 31, 2011 and may not reflect current holdings of QLogic common stock. The address for Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(6) Includes 312,069 shares which may be purchased pursuant to stock options that are exercisable on or before August 27, 2012.

(7) Includes 3,049,938 shares which may be purchased pursuant to stock options that are exercisable on or before August 27, 2012.

(8) Includes 248,586 shares which may be purchased pursuant to stock options that are exercisable on or before August 27, 2012 and 3,904 shares issuable pursuant to restricted stock units that will vest on or before August 27, 2012.

(9) Includes 97,254 shares which may be purchased pursuant to stock options that are exercisable on or before August 27, 2012 and 3,904 shares issuable pursuant to restricted stock units that will vest on or before August 27, 2012.

(10) Includes 27,906 shares which may be purchased pursuant to stock options that are exercisable on or before August 27, 2012 and 3,000 shares issuable pursuant to restricted stock units that will vest on or before August 27, 2012.

(11) Includes 199,254 shares which may be purchased pursuant to stock options that are exercisable on or before August 27, 2012 and 3,904 shares issuable pursuant to restricted stock units that will vest on or before August 27, 2012.

(12) Includes 27,906 shares which may be purchased pursuant to stock options that are exercisable on or before August 27, 2012 and 3,000 shares issuable pursuant to restricted stock units that will vest on or before August 27, 2012.

(13) Includes 26,562 shares which may be purchased pursuant to stock options that are exercisable on or before August 27, 2012.

(14) Includes 31,250 shares which may be purchased pursuant to stock options that are exercisable on or before August 27, 2012.

(15) Includes 309,500 shares which may be purchased pursuant to stock options that are exercisable on or before August 27, 2012.

(16) Includes 133,736 shares which may be purchased pursuant to stock options that are exercisable on or before August 27, 2012.

(17) Includes 4,668,511 shares which may be purchased pursuant to stock options that are exercisable on or before August 27, 2012 and 17,712 shares issuable pursuant to restricted stock units that vest on or before August 27, 2012.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors has nominated the following seven persons to serve as our directors: (1) Simon Biddiscombe, (2) H.K. Desai, (3) Balakrishnan S. Iyer, (4) Kathryn B. Lewis, (5) D. Scott Mercer, (6) George D. Wells, and (7) William M. Zeitler. If elected, each nominee will continue in office until our next Annual Meeting or until the director's successor has been duly elected and qualified, or until the earlier of the director's death, resignation, removal or retirement.

The authorized number of directors on our Board at the time of the Annual Meeting will be seven. Biographical information about our nominees for director and the experience, qualifications, attributes and skills considered by our Nominating and Governance Committee and Board in determining that the nominee should serve as a director appear below. For additional information about how we identify and evaluate nominees for director, see "Board of Directors — Committees — *The Nominating and Governance Committee*" below.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES.

Each nominee receiving more votes for his or her election than votes against his or her election will be elected to our Board of Directors to serve until our next Annual Meeting or until their successors are elected and qualified, or until the earlier of the director's death, resignation, removal or retirement. This required vote is described in the following section entitled "Voting Standard." Proxies cannot be voted for more than seven nominees for director. Unless authority to vote for directors has been withheld in the proxy, the persons named in the enclosed proxy, or their nominee or substitute, intend to vote at the meeting for the election of the seven director nominees.

Voting Standard

Each of the nominees for director named above has consented to be named as a nominee in our Proxy Statement, and we expect that each of the nominees will be able to serve if elected. In the event that any of the nominees for director should become unable to serve if elected, it is intended that the persons named in the enclosed proxy, or their nominee or substitute, will vote your shares FOR the election of a substitute nominee as may be recommended by the Board of Directors.

Our Bylaws require that, in an uncontested election, each director will be elected by a majority of votes cast. A "majority of votes cast" means the number of shares voted "for" a director exceeds the number of shares voted "against" that director. In the case of an uncontested election, if a nominee who is serving as a director is not elected at the Annual Meeting by the requisite majority of votes cast, under Delaware law, the director would continue to serve on the Board as a "holdover director." However, our Bylaws require each director nominee, prior to each election of directors at an annual meeting, to submit to the Board an irrevocable letter of resignation from the Board and all committees thereof, which will become effective if that director does not receive a majority of votes cast and the Board determines to accept such resignation. In such circumstances, the Nominating and Governance Committee, composed entirely of independent directors (as detailed below in "Board of Directors — Committees — *The Nominating and Governance Committee*"), will evaluate and make a recommendation to the Board with respect to the submitted resignation. The Board must take action on the recommendation within 90 days following certification of the stockholder vote. QLogic will publicly disclose the Board's decision including, if applicable, the reasons for rejecting a resignation.

The majority voting standard does not apply, however, in a contested election. An election shall be deemed to be contested if, as of the 10th day preceding the date the notice of the meeting is first mailed for such meeting to the stockholders of the corporation, the number of nominees exceeds the number of directors to be elected. In such circumstances, directors will instead be elected by a plurality of the votes cast, meaning that the seven nominees receiving the most votes will be elected.

With regard to the election to take place at the 2012 Annual Meeting, the Board intends to nominate the seven persons identified as its nominees in this Proxy Statement.

The following table and paragraphs below set forth the names and certain information concerning the seven nominees for election to our Board of Directors. This information includes the principal occupation of and directorships held by each nominee for at least the past five years, as well as the specific experience, qualifications, attributes and skills that led to the conclusion that each nominee should serve as a member of the Board of Directors.

Nominee(1)	Position with QLogic	Age
Simon Biddiscombe	Director, President and Chief Executive Officer	45
H.K. Desai	Chairman of the Board and Executive Chairman	66
Balakrishnan S. Iyer(3)(4)	Director	56
Kathryn B. Lewis(3)(4)	Director	61
D. Scott Mercer(2)(3)	Director	61
George D. Wells(2)(3)(5)	Director	77
William M. Zeitler(2)(4)	Director	64

(1) The Nominating and Governance Committee identifies candidates and recommends to the Board of Directors nominees for membership on the Board. Following the recommendation of the Nominating and Governance Committee, the Board of Directors selects the nominees for election as directors at the Annual Meeting.

(2) Member of the Nominating and Governance Committee.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Lead Director for meetings of the independent directors.

Mr. Biddiscombe currently serves as a director and as our President and Chief Executive Officer. He joined us in April 2008 as our Senior Vice President and Chief Financial Officer, and became our President and Chief Executive Officer and was named a director in November 2010. Mr. Biddiscombe served as Senior Vice President, Chief Financial Officer and Treasurer of Mindspeed Technologies, Inc., a semiconductor company, from June 2003 until April 2008, and as Secretary from April 2004 until April 2008. Mr. Biddiscombe previously served as the Vice President, Finance, and Controller of the internet infrastructure business of Conexant Systems, Inc. ("Conexant"), a designer, developer and seller of semiconductor system solutions for communications applications, from December 2000 to June 2003. He was the Senior Vice President and Chief Financial Officer from May 1999 to December 2000 and the Chief Operating Officer from May 2000 to December 2000 of Wyle Electronics, a distributor of semiconductor products. As the Company's principal executive officer, Mr. Biddiscombe is responsible for developing (in conjunction with the other Board members) and executing our business strategies, and he provides the Board with a deep knowledge of all aspects of our business.

Mr. Desai currently serves as our Chairman of the Board and Executive Chairman. He joined us in August 1995 as our interim Chief Executive Officer, President and Chief Technical Officer. Mr. Desai was subsequently promoted to President and Chief Executive Officer and became a director in January 1996, and became Chairman of the Board in May 1999. Mr. Desai served as our President and Chief Executive Officer until November 2010, at which time he assumed his current role of Executive Chairman. From May 1995 to August 1995, Mr. Desai was Vice President, Engineering (Systems Products) at Western Digital Corporation, a manufacturer of digital storage devices. From July 1990 until May 1995, Mr. Desai served as Director of Engineering, and subsequently Vice President of Engineering, for QLogic. From 2000 to 2007, he served as a director of Lantronix, Inc., and he currently serves on the Board of Directors of Applied Micro Circuits Corporation and Netlist, Inc. Mr. Desai has been our Chairman of the Board and an executive officer for over ten years and brings to the Board an extensive knowledge of our technologies, customers and markets. Mr. Desai also brings to the Board leadership, business and industry experience. As one of two members of management on our Board, he serves as a critical link between management and the Board, enabling the Board to perform its oversight function with the benefit of management's perspectives on our business.

Mr. Iyer has served as a director since June 2003. From October 1998 to June 2003, Mr. Iyer was the Senior Vice President and Chief Financial Officer of Conexant. Prior to October 1998, Mr. Iyer served as the Senior

Vice President and Chief Financial Officer of VLSI Technology, Inc. Mr. Iyer has held a number of senior finance positions at Advanced Micro Devices, Inc., a semiconductor company. Mr. Iyer currently serves on the Board of Directors of IHS Inc., Life Technologies Corp. (successor to Invitrogen Corporation), Power Integrations, Inc. and Skyworks Solutions, Inc. He also served on the Board of Directors of Conexant from February 2002 to April 2011. Mr. Iyer's experience as an executive officer of companies in the technology industry brings to our Board leadership, strategic and financial experience. His experience as a director at the public companies listed above provides the Board with significant financial expertise with specific application to our industry, as well as a broad understanding of corporate governance topics.

Ms. Lewis has served as a director since February 2008. Ms. Lewis is currently Vice Chairman of the Board of Directors of Share Our Selves, an organization that serves people at risk in Southern California. Until her retirement in 1998, Ms. Lewis held several executive positions with Western Digital Corporation. At the time of her retirement, she was the President and Chief Operating Officer of Western Digital's Personal Storage Division. From 2002 to 2007, she served as a director of Lantronix, Inc. Ms. Lewis brings to the Board leadership, strategic and operational expertise within the computer storage industry from her senior executive officer positions at Western Digital. Her prior service on the Board of Lantronix, another technology company, also provides a valuable perspective on governance and financial issues.

Mr. Mercer has served as a director since September 2010. Mr. Mercer was Chairman of the Board of Directors and Chief Executive Officer of Conexant from August 2008 and April 2008, respectively, until April 2011. From November 2005 until April 2008, Mr. Mercer worked as a private investor, and from May 2005 to November 2005, Mr. Mercer served as interim Chief Executive Officer of Adaptec, Inc. Mr. Mercer served as Senior Vice President and Advisor to the Chief Executive Officer from February 2004 through December 2004, and as Senior Vice President and Chief Financial Officer from October 2001 through January 2004, at Western Digital Corporation. From June 2000 to September 2001, Mr. Mercer served as Vice President and Chief Financial Officer of Teralogic, Inc. From June 1996 to May 2000, he held various senior operating and financial positions with Dell Inc. Mr. Mercer currently serves as a director of Polycom, Inc. He also served on the Boards of Directors of Net Ratings, Inc. from January 2001 to June 2007, Adaptec, Inc. from November 2003 to October 2008, SMART Modular Technologies (WWH), Inc. from June 2007 to January 2009, Palm, Inc. from June 2005 to July 2010, and Conexant from May 2003 to April 2011. Mr. Mercer's senior management and operational experience in a number of technology companies and his service as a director at the companies listed above provide our Board with significant financial, operational and compliance expertise with specific application to our industry, as well as a broad understanding of corporate governance and other topics.

Mr. Wells has served as a director since February 1994. Mr. Wells was President and Chief Executive Officer of Exar Corporation, a manufacturer of analog and mixed-signal integrated circuits, from June 1992 until he retired in October 1996. Before joining Exar, Mr. Wells served as President and Chief Operating Officer of LSI Corporation (formerly LSI Logic Corporation), a manufacturer of application-specific integrated circuits, for seven years. Mr. Wells' experience as a senior executive officer of two companies in the technology industry brings to our Board his leadership, strategic, operational and management experience.

Mr. Zeitler has served as a director since September 2010. Mr. Zeitler has served as a consultant in the technology industry since his retirement from International Business Machines Corporation ("IBM") in 2008. Prior to his retirement, Mr. Zeitler spent over 35 years at IBM in various roles, including his last assignment as Senior Vice President and Group Executive — Servers, Storage and Semiconductor Groups of the IBM Systems and Technology Group. Mr. Zeitler brings to the Board leadership, strategic, research and development and management experience gained from his experience in the technology industry and the executive positions held at IBM.

BOARD OF DIRECTORS

Meetings

The Board of Directors held nine meetings during the fiscal year ended April 1, 2012. Each of our directors attended 75% or more of the aggregate of the total number of meetings of the Board of Directors and of the total number of meetings of each committee on which the director was a member. Our directors are encouraged to attend our Annual Meeting each year. Each of the directors who stood for election at our 2011 Annual Meeting attended the Annual Meeting.

Director Independence

Our Board of Directors currently consists of seven directors. Our Board of Directors has determined that all of its members (except for Messrs. Biddiscombe and Desai) who held office during fiscal year 2012 are independent under the requirements set forth in The NASDAQ Stock Market listing standards.

Communications with Board of Directors

You may communicate with any director, the entire Board of Directors, or any committee of the Board, by sending a letter to the director, the Board or the committee addressed to: Board of Directors, c/o Lead Director — QLogic Corporation, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656. The Lead Director or his designee will review all letters, categorize them, and forward them to the appropriate parties.

Board Leadership Structure; Executive Sessions of Our Independent Directors

The Board believes it is important to select its Chairman of the Board and the Company's Chief Executive Officer ("CEO") in the manner it considers in the best interests of the Company at any given point in time. The members of the Board possess considerable business experience and in-depth knowledge of the issues the Company faces, and are therefore in the best position to evaluate the needs of the Company and how best to organize the Company's leadership structure to meet those needs. Accordingly, the Chairman and CEO positions may be filled by one individual or by two different individuals. The Board believes that the most effective leadership structure for the Company at this time is for Mr. Desai to serve as our Chairman of the Board, Mr. Biddiscombe to serve as our President and CEO, and to have an independent Lead Director (currently, Mr. Wells). Mr. Desai possesses an in-depth knowledge of the Company, the industry in which we conduct our business and the challenges we face gained through over 15 years of successful experience in leading the Company. The Board believes that these experiences and insights put him in the best position to provide broad leadership for the Board as it considers strategy and business plans.

The independent directors have selected a Lead Director to promote the independence of the Board and appropriate oversight of management. Our independent directors meet without management present after each regularly scheduled board meeting (five times during fiscal year 2012). As the Lead Director, Mr. Wells is responsible for (i) establishing the agenda for the executive sessions held by our independent directors and acting as chair of those sessions, (ii) polling the other independent directors for agenda items both for regular board meetings and executive sessions of the independent directors and (iii) working with the Chairman of the Board and the CEO on the agenda for regular board meetings.

Committees

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.

The Audit Committee. Balakrishnan S. Iyer (Chairperson), Kathryn B. Lewis, D. Scott Mercer and George D. Wells are the current members of the Audit Committee. Our Board of Directors has determined that each member of the Audit Committee meets the independence requirements of The NASDAQ Stock Market listing standards, and that Messrs. Iyer, Mercer and Wells are "audit committee financial experts" as defined by rules adopted by the SEC. The Audit Committee held nine meetings during the fiscal year ended April 1, 2012. The

Audit Committee operates under a written charter, which is available on our website at *http://ir.qlogic.com*. The Audit Committee selects, engages and reviews the performance of our independent registered public accounting firm each year. In addition, the Audit Committee approves non-audit services and fees to be paid to the independent registered public accounting firm. The Audit Committee reports to our Board of Directors with respect to auditing and accounting matters.

The Compensation Committee. Kathryn B. Lewis (Chairperson), Balakrishnan S. Iyer and William M. Zeitler are the current members of the Compensation Committee. Our Board of Directors has determined that each member of the Compensation Committee meets the independence requirements of The NASDAQ Stock Market listing standards. The Compensation Committee held ten meetings during the fiscal year ended April 1, 2012. The Compensation Committee reviews the performance of our executive officers, establishes the compensation of our executive officers and reviews the compensation programs for other key employees, including salary and cash incentive payment levels and stock-based compensation grants under our equity compensation plans. The Compensation Committee operates under a written charter, which is available on our website at *http://ir.qlogic.com*. For a description of the Compensation Committee's processes and procedures for the consideration and determination of executive compensation, please see the "Compensation Discussion and Analysis" below.

The Nominating and Governance Committee. George D. Wells (Chairperson), D. Scott Mercer and William M. Zeitler are the current members of the Nominating and Governance Committee. Our Board of Directors has determined that each member of the Nominating and Governance Committee meets the independence requirements of The NASDAQ Stock Market listing standards. The Nominating and Governance Committee held five meetings during the fiscal year ended April 1, 2012. The Nominating and Governance Committee's principal functions are to identify prospective director nominees and recommend to our Board of Directors nominees for membership on the Board of Directors, to develop and recommend to our Board of Directors the governance principles applicable to the Board of Directors, to oversee the assessment of our Board of Directors, to recommend to our Board of Directors nominees for each committee, and to establish and periodically review compensation for non-employee directors. The Nominating and Governance Committee evaluates the performance of each Board member individually, the Board as a whole, and each committee on an annual basis, and reviews this information with the full Board of Directors. Following that review, the Nominating and Governance Committee considers the effectiveness of each Board member individually, the Board as a whole, and each committee when deciding whether to re-nominate current Board members. The Company does not have a formal policy with regard to the consideration of diversity in identifying director nominees, but the Nominating and Governance Committee strives to nominate directors with a variety of complementary skills so that, as a group, our Board of Directors will possess the appropriate talent, skills, and expertise to oversee the Company's business. The Nominating and Governance Committee expects normally to be able to identify from its own resources the names of qualified director nominees, but it will accept from stockholders recommendations of individuals to be considered as nominees. Additionally, the Nominating and Governance Committee has in the past used and may continue to use the services of third party search firms to assist in the identification of appropriate candidates. Any stockholder wishing to propose a nominee for consideration by the Nominating and Governance Committee should submit a recommendation in writing to the Secretary of the Company at our principal executive office in accordance with the procedures set forth below. The Nominating and Governance Committee operates under a written charter, which is available on our website at *http://ir.qlogic.com*. In addition, the Nominating and Governance Committee has adopted a Corporate Governance Policy that is also available on our website at *http://ir.qlogic.com*.

A stockholder may submit the name of a director candidate for consideration by the Nominating and Governance Committee by writing to the Secretary of the Company at the address set forth on the cover of this Proxy Statement. The stockholder must submit the following information in support of the candidate: (a) the name, address and telephone number of the stockholder recommending the candidate; (b) a representation that the stockholder submitting the recommendation is a stockholder of record or beneficial owner of shares of stock of the Company; (c) the name and address of the candidate; (d) a description of any arrangement or understanding between the stockholder and the candidate and any other person or persons regarding the submission of the candidate's name for consideration; (e) such other information regarding the candidate as the Company would be required to include in a proxy statement filed pursuant to the proxy rules of the SEC if the Board were to nominate the candidate for election as a director; (f) the consent of the candidate to be identified to the Board as a candidate for consideration and to be identified in the proxy; and (g) the agreement of the candidate to serve on the Board if elected. The Nominating and Governance Committee may request any additional information that it deems relevant in evaluating the background and experience of any candidate.

In evaluating a director candidate, the Nominating and Governance Committee will consider the candidate's independence, character, corporate governance skills and abilities, business experience, training and education, commitment to performing the duties of a director, and other skills, abilities or attributes that fill specific needs of the board or its committees. The committee will use the same criteria in evaluating candidates suggested by stockholders as for candidates suggested by other sources.

Risk Oversight

Management has primary responsibility for identifying and managing risks to the Company, while our Board of Directors has overall responsibility for oversight of such risks, with a focus on the most significant risks facing the Company. With the oversight of our Board of Directors, the Company has implemented practices and programs designed to help manage risks and to align risk-taking appropriately with our efforts to increase shareholder value. At the beginning of each fiscal year, management and the Board jointly review the strategic goals of the Company and associated risks, and the Board also reviews whether the existing risk oversight framework continues to be appropriate for the Company. Throughout the year, the Board and the committees to which the Board has delegated responsibility dedicate a portion of their meetings to review and discuss specific risk topics in greater detail. For example, strategic and operational risks are presented and discussed at regularly scheduled Board meetings and at presentations to the Board and its committees by executive management.

The Board has delegated responsibility for the oversight of specific risks to Board committees as follows:

- The Audit Committee oversees our risks relating to financial reporting, investments, capital structure and compliance, as well as the guidelines, policies and processes for monitoring and mitigating those risks.
- The Compensation Committee oversees risks associated with the Company's annual incentive plan, the compensation of executive management, and the effect the compensation structure may have on business decisions. (For more information on the Compensation Committee's assessment of risk and our compensation program, please see the "Risk Considerations" section of the "Compensation Discussion and Analysis" below.)
- The Nominating and Governance Committee oversees risks related to the Company's governance structure and the evaluation of individual board members and committees.

The Board's risk oversight process builds upon management's enterprise-wide risk management processes, which include identification and on-going monitoring of various risks, including those associated with long-term strategy and business operations, regulatory and legal compliance and financial reporting.

Executive Officer and Director Stock Ownership Guidelines

The Board has adopted stock ownership guidelines to further align the interests of the Company's named executive officers and directors with the interests of its stockholders. These guidelines were updated by the Compensation Committee in May 2012 and are described below.

The Company's CEO is required to own shares of QLogic common stock with a value equal to at least three times his or her annual base salary, and each other named executive officer is required to own shares of QLogic common stock with a value equal to at least one times his or her annual base salary. Unexercised stock options and unvested restricted stock units held by an executive do not count towards satisfaction of these guidelines. This ownership guideline is initially calculated using the applicable base salary as of the later of the date these guidelines were adopted (May 24, 2012) or the date the person first became subject to these guidelines as a named executive officer. The stock ownership guideline for each person will be determined on an annual basis as of the first trading day of each fiscal year, and will be based on the applicable base salary in effect on such date and the closing price of a share of the Company's common stock on such date. Named executive officers are required to achieve the applicable level of ownership within five (5) years of the later of May 24, 2012 or the date the person was initially designated a named executive officer of the Company.

Outside directors are required to own shares of QLogic common stock with a value equal to at least three times the annual cash retainer paid to outside directors for service on the Board (excluding additional committee retainers and any extra meeting fees). Unexercised stock options and unvested restricted stock units held by a non-employee director do not count towards satisfaction of these guidelines. This ownership guideline is initially calculated using the annual cash retainer for service as a director (but not including amounts associated with service as a Lead Director or Committee or Chair service) on the date the person first became subject to these guidelines as an outside director. The stock ownership guideline will be determined on an annual basis as of the first trading day of each fiscal year, and will be based on the applicable annual Board cash retainer in effect on such date and the closing price of a share of the Company's common stock on such date. Outside directors are required to achieve this level of ownership within five (5) years of the later of May 24, 2012 or the date the person first became a non-employee member of the Board.

In addition to the above stock ownership guidelines, the Company has adopted an Insider Trading Policy available on our website at *http://ir.qlogic.com* that restricts employees, officers and directors from engaging in any of the following activities with respect to the securities of the Company:

- Purchases on margin (where money is borrowed to make the purchase);
- Short sales;
- Buying or selling puts or calls; or
- Hedging or monetization transactions, such as zero-cost collars and forward sale contracts, that allow an employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential upside appreciation in the stock.

Compensation of Directors — Fiscal Year 2012

The following table presents information regarding the compensation earned for fiscal year 2012 by our directors who are not employed by us or any of our subsidiaries ("non-employee directors"). The compensation paid to Messrs. Biddiscombe and Desai, who are also employees of QLogic, is presented in the Summary Compensation Table below and the related tables. Messrs. Biddiscombe and Desai do not receive any additional compensation for their services as directors.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)(1)(2)(3) (c)	Option Awards ($)(1)(2)(3) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Balakrishnan S. Iyer	84,000	40,256	74,751	—	—	—	199,007
Kathryn B. Lewis	76,000	40,256	74,751	—	—	—	191,007
D. Scott Mercer	66,500	38,820	72,083	—	—	—	177,403
George D. Wells	94,000	40,256	74,751	—	—	—	209,007
William M. Zeitler	61,500	38,820	72,083	—	—	—	172,403
Joel S. Birnbaum(4)	27,000	—	—	—	—	—	27,000
James R. Fiebiger(5)	54,000	40,256	74,751	—	—	—	169,007

(1) The amounts reported in Columns (c) and (d) of the table above reflect the fair value on the grant date of the stock awards and option awards, respectively, granted to our non-employee directors during fiscal year 2012 as determined under the principles used to calculate the grant date fair value of equity awards for purposes of our financial statements. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of stock awards and option awards contained under the section entitled "Stock-Based Compensation — *Stock-Based Compensation Expense*" on page 58 of QLogic's Annual Report on Form 10-K for fiscal year 2012 filed with the SEC on May 25, 2012.

(2) The following table presents the number of unvested stock awards and the number of outstanding and unexercised option awards held by each of our non-employee directors as of April 1, 2012:

Director	Number of Unvested Restricted Stock Units (RSUs) as of April 1, 2012	Number of Shares Subject to Outstanding Options as of April 1, 2012
Balakrishnan S. Iyer	3,904	248,586
Kathryn B. Lewis	3,904	97,254
D. Scott Mercer	3,000	55,668
George D. Wells	3,904	199,254
William M. Zeitler	3,000	55,668
Joel S. Birnbaum(4)	—	125,717
James R. Fiebiger(5)	—	194,478

(3) As described below, we granted to each of Messrs. Iyer, Wells and Fiebiger, and to Ms. Lewis, an award of 3,111 RSUs and an option to purchase 14,543 shares of common stock on August 25, 2011, the date of our 2011 Annual Meeting. On the grant date, each of these RSU awards had a value of $40,256 and each of these stock option awards had a value of $74,751. Messrs. Mercer and Zeitler were appointed to the Board of Directors on September 9, 2010 and were therefore eligible for prorated awards in connection with our 2011 Annual Meeting. We therefore granted an award of 3,000 RSUs and an option to purchase 14,024 shares of common stock to each of Messrs. Mercer and Zeitler on August 25, 2011. On the grant date, each of these RSU awards had a value of $38,820 and each of these stock option awards had a value of $72,083. See footnote (1) for the assumptions used to value these awards.

(4) Mr. Birnbaum did not stand for reelection at our 2011 Annual Meeting and is no longer a director of the Company.

(5) Mr. Fiebiger passed away in November 2011.

Director Compensation

Compensation for non-employee directors is determined and periodically reviewed by the Nominating and Governance Committee, and during fiscal year 2012 consisted of a retainer, fees for attending meetings in excess of a specified number, and equity awards.

Annual Retainer Fees and Meeting Fees. For fiscal year 2012, each of our non-employee directors received an annual retainer for serving as a member of the Board of Directors and additional annual retainer fees for serving as a chairperson and/or a member of one or more committees of the Board of Directors as set forth below. The annual fees described in this section were paid in equal quarterly installments.

Board member retainer	$49,000
Lead Director	$20,000
Audit Committee Chair	$25,000
Audit Committee member	$15,000
Compensation Committee Chair	$18,000
Compensation Committee member	$10,000
Nominating and Governance Committee Chair	$10,000
Nominating and Governance Committee member	$ 5,000

For each meeting of the Board of Directors in excess of nine per fiscal year, members of the Board of Directors are entitled to an additional fee of $1,500 for attendance in person and $750 for participation by telephone. For each Audit Committee meeting in excess of twelve per fiscal year, each Compensation Committee meeting in excess of ten per fiscal year, and each Nominating and Governance Committee meeting in excess of six per fiscal year, committee members (including committee chairs) are entitled to an additional fee of $1,000 for attendance in person and $500 for participation by telephone. During fiscal year 2012, there were nine meetings of the Board of Directors, nine meetings of the Audit Committee, ten meetings of the Compensation Committee, and five meetings of the Nominating and Governance Committee.

Directors who are employees of QLogic receive no additional compensation for serving on the Board of Directors. Directors are entitled to reimbursement for out-of-pocket expenses in connection with attendance at all Board and committee meetings.

Stock Awards. The Board of Directors has adopted a director grant program under the QLogic Corporation 2005 Performance Incentive Plan, as amended (the "2005 Plan"), which provides for grants to our non-employee directors to be determined by reference to the equity compensation for non-employee directors of our peer group of companies, with grants made at the 2011 Annual Meeting targeted at the 65th percentile of the peer group. The peer group of companies is the same peer group used by the Compensation Committee to evaluate executive compensation (as identified in the "Compensation Discussion and Analysis" below). The director grant program is intended to more closely align non-employee director compensation with the philosophy used in establishing compensation for our executive officers.

Under the director grant program, the number of equity securities granted to each non-employee director reelected at the 2011 Annual Meeting was generally determined as follows:

- The grant date value of equity securities awarded annually to non-employee directors of each of the peer group companies was determined (with options being valued using a Black-Scholes model). Target grant date values at the 65th percentile of the peer group were then determined for non-employee directors.

- The target grant date values so determined were allocated so that 35% of the grant date value was delivered in the form of restricted stock units and 65% of the grant date value was delivered in the form of nonqualified stock options (valued using the Black-Scholes model used by the Company in valuing its options for financial statement purposes).

The director grant program also provides that grants made to non-employee directors upon their initial election or appointment to the Board of Directors are determined in a similar manner, with a target grant date value determined at the 65th percentile of the grants made by the peer group to their newly elected or appointed non-employee directors and then allocated 100% to a non-qualified stock option grant in the case of the initial grant (as opposed to the allocation of 35% to a restricted stock unit award and 65% to a nonqualified stock option grant in the case of the annual grants).

The per share exercise price of each option granted to our non-employee directors equals the fair market value of a share of our common stock on the grant date. For these purposes, the fair market value is equal to the closing price of a share of our common stock on the applicable grant date. These stock options have maximum ten-year terms. RSUs are settled in an equivalent number of shares of common stock upon vesting. For grants made to non-employee directors upon their initial election or appointment to the Board of Directors, stock options generally become exercisable in annual installments over a three-year period following the date the option is granted if the director to whom the option is granted is still a member of our Board of Directors on the applicable vesting date. For annual equity award grants to non-employee directors, stock options and RSUs vest as to the total number of shares of common stock subject to the award upon the earlier of (i) the day prior to the annual meeting of the Company's stockholders that occurs in the calendar year following the calendar year in which the award is granted or (ii) the first anniversary of the date of grant.

The Board of Directors or a designated committee of the Board has the discretion to modify the program for determining award grants for non-employee directors from time to time without stockholder approval.

On August 25, 2011 (the date of the 2011 Annual Meeting), in accordance with the director grant program provisions described above, we granted an option to purchase 14,543 shares of common stock at a per share exercise price of $12.94 and an award of 3,111 RSUs to each of Messrs. Iyer, Wells and Fiebiger, and to Ms. Lewis. Messrs. Mercer and Zeitler were appointed to the Board of Directors on September 9, 2010 and were therefore eligible for prorated awards under the director grant program. On August 25, 2011 we granted an option to purchase 14,024 shares of common stock at a per share exercise price of $12.94 and an award of 3,000 RSUs to each of Messrs. Mercer and Zeitler.

In June 2012, the Nominating and Governance Committee reviewed the director grant program for non-employee directors and made the following changes. Beginning with the 2012 Annual Meeting, the target grant date value for grants made at the Annual Meeting will be at the 60th percentile of the peer group. The target grant date values will be allocated so that 70% of the grant date value is delivered in the form of restricted stock units and 30% of the grant date value is delivered in the form of nonqualified stock options (valued using the Black-Scholes model used by the Company in valuing its options for financial statement purposes). In addition, grants made to non-employee directors upon their initial election or appointment to the Board of Directors will have a target grant date value determined at the 60th percentile of the grants made by the peer group to their newly elected or appointed non-employee directors, and then allocated so that 50% of the grant date value is delivered in the form of restricted stock units and 50% of the grant date value is delivered in the form of non-qualified stock options (valued using the Black-Scholes model used by the Company in valuing its options for financial statement purposes). No changes were made to the vesting terms discussed above.

The Nominating and Governance Committee has established target grant date values under the director grant program as amended in June 2012 for grants of restricted stock unit awards and nonqualified stock options to be made to non-employee directors who are reelected at the 2012 Annual Meeting. The target grant date value for the grants to continuing non-employee directors is $115,000 and will be allocated 70% to restricted stock units and 30% to nonqualified stock options as noted above. The exact number of shares to be subject to each restricted stock unit award and nonqualified stock option will be determined based on the closing price of our common stock on the date of the 2012 Annual Meeting and, in the case of the options, using the Black-Scholes model used by the Company in valuing its options for financial statement purposes.

EXECUTIVE OFFICERS

The following table and paragraphs set forth the names of and certain information concerning our current executive officers:

Name	Position with QLogic	Age
Simon Biddiscombe . . .	Director, President and Chief Executive Officer	45
H.K. Desai	Chairman of the Board and Executive Chairman	66
Jean Hu	Senior Vice President and Chief Financial Officer	49
Robert B. Crawford	Senior Vice President, Worldwide Sales	48
Roger J. Klein	Senior Vice President and General Manager, Host Solutions Group	61
Perry M. Mulligan	Senior Vice President, Worldwide Operations	54

For information on the business background of Messrs. Biddiscombe and Desai, see "Proposal One — Election of Directors" above.

Ms. Hu joined us in April 2011 as Senior Vice President and Chief Financial Officer. Previously, Ms. Hu served as Chief Financial Officer and Senior Vice President, Business Development, of Conexant from December 2008 until April 2011. She served as Treasurer of Conexant from June 2009 until April 2011. From February 2006 to December 2008, Ms. Hu served as Senior Vice President, Strategy and Business Development, and from February 2004 to February 2006, as Vice President, Strategy and Business Development, at Conexant. Prior to February 2004, Ms. Hu held various positions in financial planning, strategy and corporate development at Conexant and its predecessor company, Rockwell International Corporation.

Mr. Crawford joined us in May 2011 as Senior Vice President, Worldwide Sales. Previously, Mr. Crawford served as Vice President, Worldwide Channel and Inside Sales, from March 2010 until May 2011, and as Vice President, Worldwide OEM Sales, from August 2006 until March 2010, at Quantum Corporation ("Quantum"), a storage company specializing in backup, recovery and archive solutions. He served as Director, Channel and OEM Sales, at Advanced Digital Information Corporation ("ADIC") from March 2006 until Quantum's acquisition of ADIC in August 2006. Prior to March 2006, Mr. Crawford held various senior sales, account and product management executive positions at Dell Inc. and Compaq Computer Corporation.

Mr. Klein joined us in February 2001 and has held a variety of field marketing and business unit marketing positions. He was promoted to Vice President, General Manager, Computer Systems Group in August 2006, to Vice President, General Manager, Host Solutions Group, in February 2007, and to Senior Vice President and

General Manager, Host Solutions Group, in May 2009. From 1997 to January 2001, Mr. Klein held various positions at CMD Technology, most recently as Vice President, Marketing. Prior to 1997, Mr. Klein held various positions at Unisys Corporation and Burroughs Corporation.

Mr. Mulligan joined us in October 2007 as Senior Vice President, Worldwide Operations. From May 2004 to September 2007, Mr. Mulligan was Chief Procurement Officer and Senior Vice President of Materials for Solectron Corporation. From February 1998 to May 2004, Mr. Mulligan served in a variety of positions at Celestica, Inc., including Vice President of Customer Solutions and Vice President of Asia Sourcing. Prior to 1998, Mr. Mulligan held a number of management positions at Nortel Networks Corporation in the operations, information technology and materials management groups.

Code of Ethics

We have adopted and implemented a Business Ethics Policy (the "Code of Ethics") that applies to all Company officers, employees and directors. The Code of Ethics operates as a tool to help our officers, employees and directors understand and adhere to the high ethical standards we expect. The Code of Ethics is available on our website at *http://ir.qlogic.com*. Stockholders may also obtain copies at no cost by writing to the Secretary of the Company.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes our executive compensation programs for fiscal year 2012. The primary focus of this section of our proxy statement is to explain the compensation decisions that were made for fiscal year 2012 with respect to our executive officers identified in the Summary Compensation Table below (referred to in this proxy statement as the "named executive officers").

Executive Summary

Compensation Philosophy

Our compensation philosophy is that a significant portion of the compensation of our named executive officers should be tied to performance. Incentive payments are determined based on achievement of financial goals for the fiscal year as well as performance objectives that we believe contribute to the longer-term success of the Company. Option and other equity awards granted to our named executive officers further align the interests of these executives with the interests of our stockholders as the ultimate value of the award depends on the value of the Company's stock.

Highlights of Fiscal Year 2012 Compensation Program

Our executive compensation program is designed to attract, retain and motivate a highly-skilled and dedicated management team to execute our business objectives. Key compensation decisions for fiscal year 2012 and features of our executive compensation program include the following:

- *Performance RSUs.* In May 2011, the Compensation Committee approved a performance restricted stock unit ("pRSU") plan for senior level executives. Under the plan each executive was assigned individualized one-year performance objectives approved by the Compensation Committee. The executive would then be credited with a number of pRSUs based on the executive's achievement level against the individualized performance objectives as determined by the Compensation Committee at the conclusion of fiscal year 2012. The number of pRSUs credited to each executive will then vest, subject to the executive's continued employment, in four annual installments from the original award date.
- *Annual Incentive Plan.* Annual cash incentive plan payments to named executive officers are based on multiple performance objectives and are subject to maximum amounts that may be awarded to each executive. Incentive awards to named executive officers under the plan for fiscal year 2012 ranged between 77% and 84% of the executive's target award.

- *Stock Ownership Guidelines.* In May 2012, we amended our stock ownership guidelines to increase the required stock ownership levels for both named executive officers and non-employee directors. Under the revised stock ownership guidelines, our Chief Executive Officer is to accumulate three times his annual base salary in Company stock, other named executive officers are to accumulate one times their annual base salary in Company stock and non-employee directors are to accumulate three times their annual board retainer in Company stock, in each case over a five year period. See "Board of Directors — Executive Officer and Director Stock Ownership Guidelines" for more information.
- *Change in Control Agreements.* Our change in control agreements provide severance benefits only on a "double trigger" basis (i.e. change of control and involuntary termination of employment). The occurrence of a change in control alone does not trigger any benefits under these agreements.
- *No Tax Gross-Ups.* None of our agreements with senior executives provide for tax gross-up payments (including, but not limited to, tax liabilities imposed under Sections 280G and 4999 of the U.S. Internal Revenue Code).
- *Compensation Recovery Policies.* We have a clawback policy applicable to senior level employees, including our named executive officers, that permits us to recoup from culpable employees certain previously paid compensation in the event of a financial restatement.
- *No Pension or SERPs.* We do not provide our executive officers with a defined benefit pension plan, any supplemental executive retirement plans, or retiree health benefits. Our executive officers are eligible to participate in our 401(k) plan on the same terms as all other employees.

QLogic's Executive Compensation Program

Role of the Compensation Committee

The Compensation Committee has overall responsibility for approving and evaluating our executive officer compensation plans, policies and programs.

The Compensation Committee has the following primary responsibilities:

- Review and approve on an annual basis the Company's compensation strategy to help ensure that executives are appropriately rewarded based on their performance.
- Review and approve on an annual basis goals and objectives relevant to executive compensation and evaluate performance in light of those goals and objectives.
- Determine on an annual basis the amount, form and terms of compensation for each of the Chief Executive Officer and the Executive Chairman of the Company.
- Review and approve salaries, incentives and other matters relating to compensation of the executive officers of the Company.
- Review and approve grants of stock options, restricted stock units and other equity incentives to our executive officers.
- Review and approve grants of stock options, restricted stock units and other equity incentives to other eligible individuals in the Company's service.
- Review with the Board matters related to management performance and compensation.

The Compensation Committee operates under a charter that further outlines the specific authority, duties and responsibilities of the Compensation Committee. The charter is available on our website at *http://ir.qlogic.com*.

Each person who served on the Compensation Committee during fiscal year 2012 met The NASDAQ Stock Market's requirements for independence as well as the applicable independence requirements under Section 16 of the Securities Exchange Act of 1934, as amended, and Section 162(m) of the Internal Revenue Code.

Executive Compensation Philosophy and Framework

Compensation Objectives

Our executive compensation program is designed to achieve four primary objectives:

- Support a strong pay-for-performance culture, which provides compensation tied directly to performance in achieving business objectives.
- Attract, retain and motivate highly skilled executives who contribute to our long-term success.
- Establish and reinforce the appropriate balance between achievement of short-term and long-term corporate goals.
- Support long-term value creation for stockholders, by aligning the interests of our executive officers with the long-term interests of our stockholders.

We use a combination of base salary, annual cash incentive opportunity (which is based on Company and individual performance for the period), and participation in our equity program to achieve these objectives.

Stockholder Say-on-Pay Vote

At our last annual stockholders meeting held in August 2011, over 94% of our stockholders voting on the proposal to approve the Company's executive compensation program supported our executive compensation program. Based on this high level of support for our executive compensation programs, the Compensation Committee did not change its approach and believes that the program includes a number of features that further our compensation philosophy and reflect best practices in the market. The Compensation Committee will continue to consider the outcome of our say-on-pay proposals when making future compensation decisions for the named executive officers.

Risk Considerations

The Compensation Committee considers, in establishing and reviewing our compensation program, whether the program encourages unnecessary or excessive risk taking and has concluded that it does not. Our compensation program reflects a balanced approach using both quantitative and qualitative assessments of performance without putting an undue emphasis on a single performance measure. Base salaries are fixed in amount and thus do not encourage risk taking. Annual cash incentive awards are based on multiple Company and individual performance objectives as described below, including a design win component and other operational components which are considered important to the long-term success of the Company, and are subject to maximum payout amounts. The Compensation Committee believes that the annual cash incentive plan appropriately balances risk and the desire to focus employees on specific annual goals important to the Company's success.

The majority of the total compensation opportunity provided to our executive officers is in the form of equity awards. The Compensation Committee believes that these awards do not encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to the Company's stock price, and because grants are subject to long-term vesting schedules to help ensure that executive officers always have significant value tied to long-term stock price performance. The Company's practice during fiscal year 2012 was to grant executive officers a mixture of options, performance restricted stock units and time-based restricted stock units. The Compensation Committee believes this mix provides an appropriate balance between the goals of increasing the price of the Company's common stock (as stock options only have value if the stock price increases after the option is granted) and avoiding risks that could threaten the Company's growth and stability (as restricted stock units are exposed to decreases in the Company's stock price). To further discourage executives from taking risks that might have a significant negative impact on the long-term value of our stock, the Company requires its named executive officers to own a minimum number of shares of the Company's common stock under its stock ownership guidelines described above (see "Board of Directors — Executive Officer and Director Stock Ownership Guidelines") and has adopted a clawback policy that enables the Company to recoup payments under the annual cash incentive plan from senior level employees as further described below (see "Other Compensation Considerations — *Clawback Policy*"). In addition, the Company's insider trading policy prohibits employees from engaging in hedging transactions with respect to common stock, or other equity awards for common stock, of the Company as further described above (see "Board of Directors — Executive Officer and Director Stock Ownership Guidelines").

Total Compensation/Tally Sheets

We believe we are fulfilling our compensation objectives and, in particular, rewarding executive officers in a manner that supports our philosophy. Executive compensation is tied to both our performance and the performance of the individual executive and is structured to help ensure that there is an appropriate balance between our long-term and short-term performance, and also a balance between our operational and financial performance. The Compensation Committee believes the average target pay position relative to market described below and the relative pay mix of cash and equity compensation are reasonable and appropriate.

Compensation tally sheets for each of the named executive officers were prepared by the Compensation Committee's consultant and reviewed by the Compensation Committee in fiscal year 2012. These tally sheets affixed dollar amounts to all components of the named executive officers' compensation, including current pay (salary and annual cash incentive), outstanding equity awards, benefits, perquisites and potential change-in-control severance payments. The Compensation Committee reviews tally sheets for named executive officers at least on an annual basis. The Compensation Committee believes it is important to attach a dollar amount to each component of compensation and to review total compensation for each named executive officer.

Process for Evaluating Executive Officer Performance and Compensation

In general, the process for making decisions relating to compensation for named executive officers begins prior to the end of the Company's fiscal year, which occurs on the Sunday closest to April 1. During February or March of each year, the Compensation Committee will work with its independent compensation consultant to define the scope of the consultant's engagement and to discuss any changes in information being requested by the Compensation Committee. During April and early May of each year, the Company finalizes financial information for the just-completed fiscal year, and makes that information available to the Compensation Committee. During this same time period, the Compensation Committee receives competitive market data and reviews this data with its compensation consultant. The compensation consultant provides the Compensation Committee with a comparison of the current compensation (including base salary, annual cash incentive and equity) for each named executive officer to the market data. The Compensation Committee typically schedules a meeting in early May to review the Company's actual performance against annual cash incentive plan objectives, to discuss individual executive performance and to discuss incentive plan payouts for the just-completed fiscal year, as well as any base salary or target incentive adjustments for the new fiscal year. The Compensation Committee also discusses equity awards that may be granted to named executive officers. An additional meeting is typically held several weeks later at which the Compensation Committee makes final compensation decisions with respect to named executive officer compensation, including CEO and Executive Chairman compensation. None of our executives has any role in establishing the compensation of our named executive officers, although the Compensation Committee does consider the recommendations of the CEO in setting compensation levels for the named executive officers other than himself and the Executive Chairman.

For fiscal year 2012, the Compensation Committee retained Compensia, Inc., an independent consulting company, to provide advice and information relating to executive compensation. Compensia assisted the Compensation Committee in the evaluation of executive base salary, annual cash incentive and equity incentive levels. Compensia reports directly to the Compensation Committee. From time to time, the Compensation Committee may direct its compensation consultant to work with our Human Resources Department on matters such as: (i) review and/or recommendation to the Compensation Committee of the companies that will serve as the Company's peer group for purposes of evaluating the Company's executive compensation levels (as discussed below); (ii) analysis of our executive compensation programs and levels relative to our peer group companies; and (iii) advising on the design of cash-based incentives and equity awards for our executive officers. During fiscal year 2012, except for the consulting services provided to the Compensation Committee and other services provided to the Nominating and Governance Committee in connection with evaluating compensation for non-employee directors, Compensia did not perform any other services for the Company or its management, and the Compensation Committee has concluded that the services provided by Compensia did not raise any conflicts of interest.

Review of Peer Compensation Data

For fiscal year 2012, the Compensation Committee examined the compensation practices of a peer group of individual companies identified below and also reviewed industry surveys to assess the competitiveness of executive officer compensation practices and levels. The peer group of individual companies and the surveys are collectively referred to in this discussion as the "market." The fiscal year 2012 peer group of 14 companies included primarily semiconductor and storage device companies that the Compensation Committee considered similar to the Company in business strategy or represented business or labor market competitors, including smaller and larger companies. The surveys used in the analysis were compensation surveys that focus on high technology companies. Generally, the Compensation Committee does not focus on any particular company used in these surveys (except those companies identified below as peer companies). The Compensation Committee uses multiple sources of peer group information to more accurately map compensation data by position in the market to positions at the Company.

The peer companies used by the Compensation Committee for its comparison in fiscal year 2012 were as follows:

Applied Micro Circuits Corporation	Broadcom Corporation	Brocade Communications Systems, Inc.
Dot Hill Systems Corporation	Emulex Corporation	Extreme Networks, Inc.
F5 Networks, Inc.	LSI Corporation	Marvell Technology Ltd.
Mellanox Technologies, Ltd.	Microsemi Corporation	NetApp, Inc.
PMC-Sierra, Inc.	STEC, Inc.	

The peer group is reviewed annually by the Compensation Committee, with input from its independent compensation consultant, and adjustments are made as necessary to help ensure the group continues to properly reflect the market in which we compete for business or talent. The Compensation Committee updated the above peer group from the prior year to remove one company that was acquired by a larger company and one company that sold its business that had been a market participant. The Compensation Committee also added three companies that satisfied the above described selection criteria so that the peer group included a sufficient number of companies for comparison purposes.

The Compensation Committee believes that the peer group companies form a reasonable basis for evaluating executive officer compensation. The following chart reflects QLogic's ranking for three key metrics within the peer group in May 2011, at the time the peer company data was reviewed by the Compensation Committee:

Comparison Metric	QLogic Percentile vs. Peers
Revenue (last four quarters)	47%
Net Income (last four quarters)	73%
Market Capitalization	55%

Our strategy for executive officer compensation has been to examine market compensation practices and target the median of the market for base salary and for total cash compensation (base salary plus annual cash incentive). We have historically targeted the 65th percentile of market for equity compensation for our executive officers. Beginning in fiscal year 2013, we have changed our equity compensation philosophy to move our level of equity awards towards the median for the market.

The Compensation Committee retains the discretion to approve compensation levels for individual executive officers above and below the target levels identified above, based on the Compensation Committee's subjective assessment of the executive's individual performance, experience in the position, and consistency of performance, as well as our financial performance.

Fiscal Year 2012 Executive Compensation Program Decisions

Under our fiscal year 2012 executive compensation program our named executive officers received a base salary and were eligible to receive annual cash incentives and equity awards.

Newly Hired NEOs

Ms. Hu joined the Company in April 2011 and Mr. Crawford joined the Company in May 2011 as executive officers of the Company. In connection with approving the compensation arrangements for Ms. Hu and Mr. Crawford, the Compensation Committee reviewed competitive compensation data provided by Compensia for similarly situated positions in the peer group identified above. Based on that data and the compensation packages of the new executive officers at their prior employers, as well as negotiations with each of these executives, the Compensation Committee established a base salary, annual cash incentive opportunity and new hire equity award for each new executive. The Compensation Committee also approved for Mr. Crawford the reimbursement by the Company of certain relocation expenses and a sign-on bonus of $25,000. In addition, the Compensation Committee approved change in control severance agreements with each of Ms. Hu and Mr. Crawford upon their joining the Company on terms similar to those generally provided to our senior executives.

Base Salary

Base salaries are used to attract, motivate and retain highly qualified executives. Base salary, which is determined by the level of responsibility, experience in the position, expertise of the employee, and competitive conditions in the industry, is the primary fixed cash compensation component in the executive pay program.

The base salaries for Ms. Hu and Mr. Crawford were negotiated with them in connection with their joining the Company as described above. The Compensation Committee also approved base salaries for the other named executive officers in May 2011 with increases of 5% or less over their fiscal 2011 levels. The Compensation Committee determined that these increases were appropriate to maintain competitive base salary levels for these executives.

Annual Cash Incentive

Our annual cash incentive program is a variable element of our executive compensation program designed to reward executives for achieving key operational and financial goals that we believe will provide the foundation for creating longer-term stockholder value. At the beginning of each year, the Compensation Committee approves specific performance goals for the upcoming year for purposes of our annual cash incentive plan. In addition to traditional financial measures of corporate performance, such as revenue and profit, the Compensation Committee emphasizes other indicators of performance, including design wins, customer satisfaction and individual performance objectives, and approves associated weightings. Individual business unit executives are also measured against specific business unit goals. The Compensation Committee believes that the design of the annual cash incentive plan is appropriate for driving the optimal mix of short-term and long-term goal achievement in an industry typified by long product development cycles. Payment of the annual cash incentive to the named executive officers was conditioned upon QLogic achieving at least 80% of the revenue target set forth in our annual operating plan for fiscal year 2012 and was capped at 150% of the target incentive award.

For the named executive officers, the corporate objectives make up 75% of the annual cash incentive opportunity, while the individual objectives ("MBOs") make up 25% of the annual cash incentive opportunity. The corporate objectives are broken up into targets related to design wins (20% weighting), corporate revenue (30% weighting), corporate profit (20% weighting) and customer satisfaction (5% weighting). The Compensation Committee determines the percentage of the goal achieved for each corporate objective for purposes of incentive plan payouts. For purposes of the fiscal year 2012 annual cash incentive plan payouts, the Compensation Committee approved the following levels of achievement for fiscal year 2012: (i) design wins (100% of design win objective was achieved for fiscal 2012), (ii) corporate revenue (90% of applicable revenue target was achieved for fiscal 2012), (iii) corporate profit (non-GAAP income before taxes and annual cash incentive) (91% of the profit target was achieved for fiscal 2012) and (iv) customer satisfaction (80% of customer satisfaction objective was achieved for fiscal 2012). For these purposes, non-GAAP income is calculated as the Company's income from continuing operations as determined under generally accepted accounting principles, as adjusted to exclude certain items such as stock-based compensation expense, amortization of acquisition-related intangible assets and income tax effects. We believe that excluding these items is appropriate as they are not indicative of the Company's on-going core operating performance.

The Compensation Committee reviews and approves the MBOs for each named executive officer. As noted above, 25% of the annual cash incentive opportunity for each named executive officer is tied to achievement of individual MBOs for the fiscal year to which the incentive payment applies, although the decision is typically made in May or June of the following fiscal year. For example, the Compensation Committee determined the annual cash incentive amounts for fiscal year 2012 in May 2012 (during our fiscal year 2013) based upon the executives' achievement of MBOs during fiscal year 2012.

The fiscal year 2012 MBOs for the named executive officers are summarized below:

Named Executive Officer*	MBOs
Simon Biddiscombe	(i) specific host product milestones; (ii) specific network product milestones; (iii) specific sales organization milestones; and (iv) specific new product milestones
H.K. Desai	(i) continued CEO transition activities, including transition of customer relationships; (ii) support of technology development and technology roadmaps; and (iii) develop strategies related to acquisitions and divestitures, as required
Jean Hu	(i) investor relations objectives; (ii) the development (in coordination with the business units) of a corporate development framework for assessing expansion opportunities; and (iii) finance and accounting department objectives
Robert B. Crawford	(i) develop a go-to-market strategy for fiscal year 2012; (ii) host product market share objectives; and (iii) develop a sales model for a new product category
Perry M. Mulligan	(i) achieve on-time delivery and product quality objectives; (ii) achieve product cost objectives; and (iii) implement certain projects to deliver increased organizational efficiencies

---

* Mr. Naylor served as interim Chief Financial Officer from November 15, 2010 until April 25, 2011 and the Compensation Committee did not establish MBOs for him in this role.

The Compensation Committee determines (taking into account the recommendations of Mr. Biddiscombe with respect to the named executive officers, other than himself and Mr. Desai) whether each named executive officer substantially achieved his or her MBOs. For fiscal year 2012, the Compensation Committee determined that the named executive officers achieved between 73% and 100% of their respective MBOs.

Based on fiscal year 2012 aggregate achievement levels for corporate and individual performance described above, the annual cash incentive payments to our named executive officers were between 77% and 84% of the executive's target incentive. The primary factors driving these achievement levels against target achievement levels were fiscal year 2012 revenue and profit, with differences among named executive officers consisting of different MBO achievement levels. Based on these achievement levels, in May 2012 the Compensation Committee approved the following annual cash incentive awards:

Named Executive Officer	FY2012 Target Annual Cash Incentive	FY2012 Annual Cash Incentive Award
Simon Biddiscombe	$573,663	$440,000
H.K. Desai	$530,005	$416,000
Jean Hu	$212,626	$177,400
Robert B. Crawford	$171,011	$143,000
Perry M. Mulligan	$217,915	$182,000
Douglas D. Naylor	$ 84,213	$ 70,275

Discretionary Bonuses

The Compensation Committee granted a discretionary cash award of $30,000 to Ms. Hu and $5,000 to Mr. Naylor in recognition of their efforts in successfully completing the sale of the Company's InfiniBand business in February 2012.

Equity Awards

We believe equity awards are a key element of executive compensation that aligns the interests of executive officers with stockholders. For fiscal year 2012, we granted a combination of stock options, performance RSUs and time-based RSUs, which the Compensation Committee believes best supports the interests of our stockholders by balancing the dual objectives of long-term value creation for stockholders and retention of qualified key employees.

We believe that stock options are truly performance based in that executives do not receive any benefit unless the Company's stock price increases after the option is granted. Time-based RSUs have a greater retentive value compared to stock options because the award continues to have value even though the stock price may fluctuate. Performance RSUs are similar to time-based RSUs, but differ in that recipients must achieve certain results in order to earn the RSUs based on achievement against performance objectives. Once the level of achievement under a performance RSU is determined, the award vests over a four year period from the original award date. Thus, performance RSUs provide incentives to achieve the performance goals established by the Compensation Committee for purposes of the award and an additional retention incentive as to any RSUs that are earned based on performance. The Compensation Committee believes this mixture of award types is consistent with market practice.

The Compensation Committee believes that long-term equity incentives should provide significant motivation for our executives to create value for our stockholders and opportunity to benefit from the value created. We believe this is an appropriate way to align the interests of our named executive officers with those of our stockholders in order to achieve and sustain long-term stock price growth.

The Compensation Committee granted fiscal year 2012 equity awards (options, performance restricted stock units and time-based restricted stock units) to our named executive officers in May 2011 as follows:

Named Executive Officer	FY2012 Option Award (In shares)	FY2012 pRSU Award (In shares)	FY2012 RSU Award (In shares)
Simon Biddiscombe	140,000	47,600	47,800
H.K. Desai	105,000	35,700	35,800
Jean Hu(1)	—	5,000	—
Robert B. Crawford(2)	—	5,000	—
Perry M. Mulligan	44,800	15,300	15,300
Douglas D. Naylor(3)	N/A	N/A	N/A

(1) Ms. Hu joined the Company in April 2011 and was not eligible for the regular annual fiscal year 2012 equity award, however, the Compensation Committee awarded Ms. Hu 5,000 performance RSUs in May 2011. This table excludes equity award grants of an option to purchase 100,000 shares of common stock and 13,000 time-based RSUs made when Ms. Hu joined the Company.

(2) Mr. Crawford joined the Company in May 2011 and was not eligible for the regular annual fiscal year 2012 equity award, however, the Compensation Committee awarded Mr. Crawford 5,000 performance RSUs in May 2011. This table excludes equity award grants of an option to purchase 85,000 shares of common stock and 12,000 time-based RSUs made when Mr. Crawford joined the Company.

(3) Mr. Naylor served as our interim Chief Financial Officer from November 15, 2010 until April 25, 2011. At the time of this grant, Mr. Naylor served in a non-executive capacity as our Vice President of Finance.

In determining the annual equity grants each year, the Compensation Committee reviews equity award market data presented by its compensation consultant and has historically targeted grants for named executive officers at the 65th percentile of our market. The Compensation Committee then places each named executive officer into a tier based on their role and/or scope of responsibility and establishes an equity dollar amount for each tier. Named executive officers within each tier typically receive the same dollar amount equity award. The dollar amount is then allocated among time-based RSUs, performance RSUs and options in approximately equal dollar amounts. As noted above, the Compensation Committee approved a change in our compensation philosophy so that, commencing with fiscal year 2013, the value of equity awards granted to our executives is intended to move towards the median for the market.

As noted above, the Compensation Committee also approved grants of equity awards to Ms. Hu and Mr. Crawford in connection with their commencing employment with the Company. The grants to each executive consisted of a stock option award and time-based RSUs. The Compensation Committee determined the levels of these grants based on competitive considerations and negotiations with each of these executives.

The performance objectives for the named executive officers under the performance RSU plan are summarized below:

Named Executive Officer*	MBOs
Simon Biddiscombe	(i) review of identified business lines and development of a strategy; (ii) evaluation and development of growth opportunities outside of the core business; and (iii) development of a key employee succession and development plan
H.K. Desai	(i) continued CEO transition activities; (ii) support of technology roadmaps; and (iii) assessment of acquisition and divestiture opportunities
Jean Hu	(i) investor relations objectives; (ii) development of a corporate development framework for assessing expansion opportunities; and (iii) development of a key employee succession and development plan
Robert B. Crawford	(i) development of a product and sales strategy for new markets and products; and (ii) development of a key employee succession and development plan
Perry M. Mulligan	(i) transition of electronics manufacturing services provider to new manufacturing location; (ii) deliver an information technology upgrade project; and (iii) development of a key employee succession and development plan

* Mr. Naylor served as interim Chief Financial Officer from November 15, 2010 until April 25, 2011 and was not granted performance RSUs by the Compensation Committee.

In May 2012, the Compensation Committee reviewed the achievement levels of the named executive officers (other than Mr. Naylor) under the performance objectives established for the performance RSUs (originally granted in May 2011) and based on that review the named executive officers were credited with between 90% and 100% of the performance RSUs. Under applicable accounting rules, these awards were not treated as "granted" until May 2012 when the Compensation Committee evaluated performance and determined the number of RSUs that will be credited based on the performance achieved. Under SEC proxy statement rules, these awards are considered to be compensation for fiscal year 2013 and will be reported in the Summary Compensation Table and other equity award tables in next year's proxy statement.

Mix of Pay for Fiscal Year 2012

As noted above, we believe that a significant portion of our executives' compensation should consist of equity awards to further align the interests of our executives with those of our stockholders. For fiscal year 2012, the mix between base salary, annual cash incentive, and equity awards for our named executive officers was as follows:

Compensation Element	Primary Objectives	Approximate Relative Weight(1)
Base salary	Attract and retain high-performing and experienced executives	25%
Annual cash incentive	Motivate executives to achieve pre-established short-term performance objectives	16%
Equity awards	Align executives with stockholder interest to increase long-term value and retain executives	59%

(1) Relative weight is fiscal year 2012 average for named executive officers. These figures represent the average percentage of the named executive officers' actual compensation (excluding benefits and perquisites) delivered for each component. Annual cash incentives are based on actual incentive payments for fiscal year 2012. Equity award values are based on the grant-date values of the equity awards granted in fiscal year 2012 as reflected in the Summary Compensation Table. As noted above, the Summary Compensation Table does not include the performance RSUs originally granted in May 2011.

Benefits and Perquisites

Other than our 401(k) plan, we do not provide pension arrangements or post-retirement health coverage for our named executive officers or employees. In general, our named executive officer benefit programs are the same as those available to all employees, with the exception of our executive physical program (which provides for an annual physical exam for each named executive officer paid for by the Company). The Company pays the regular monthly membership dues at a country club used by Mr. Desai, which is primarily used for business purposes. The Company pays the regular monthly membership dues at a country club used by Mr. Biddiscombe, which is used primarily for business purposes. The benefits provided to each named executive officer in fiscal year 2012 are reported in the Summary Compensation Table below in accordance with the rules of the Securities and Exchange Commission.

Post-Employment Obligations

The Company has entered into change in control severance agreements with certain executive officers. These agreements provide severance benefits to these executives should their employment with us terminate in certain circumstances in connection with a change in control of the Company.

Should the possibility of a change in control of the Company arise, the Compensation Committee believes that certain executives may be called upon to assess the potential transaction, advise the Board of Directors and management as to whether the transaction would be in the best interests of the Company and its stockholders and take such other actions as the Board might determine to be appropriate in addition to their regular duties. The Company believes that it is imperative that the Company and the Board be able to rely upon these executives to continue in their positions and carry out their duties without concern that they might be distracted by the personal uncertainties and risks created by the possibility of a change in control.

As described in more detail below under "Potential Payments Upon Termination or Change in Control," the severance benefits under these agreements will be paid only if the executive's employment is terminated by the Company without cause or by the executive with good reason during the period beginning six months before and ending 24 months after a change in control. These types of agreements are often referred to as "double trigger" agreements since both a change in control and a termination of employment must occur before any payment is due. The Company believes that it is appropriate, and serves the purpose of these agreements, to extend the protections provided by these benefits to employment terminations that occur a short time before a change in control, and/or occur as a result of materially adverse changes to the terms of the executive's employment with the Company after a change in control.

These agreements do not entitle the executive to any tax gross-up payments from the Company. Instead, should any benefits payable to the executive in connection with a change in control of the Company be subject to the excise tax imposed under Sections 280G and 4999 of the U.S. Internal Revenue Code, the executive will be entitled to either payment of the benefits in full (but no gross-up payment) or a reduction in the benefits to the extent necessary to avoid triggering the excise tax, whichever would result in the executive receiving the greater benefit on an after-tax basis.

In connection with Mr. Desai becoming Executive Chairman, the Company entered into an employment agreement with him that expires November 15, 2013. Under his employment agreement, Mr. Desai will be entitled to a severance benefit if his employment with the Company during the term of the agreement is terminated by the Company without cause or by Mr. Desai for good reason. Under the terms of the employment agreement, Mr. Desai cannot receive severance payments under both the employment agreement and the change in control severance agreement. In the event that Mr. Desai's termination qualifies for severance benefits under both agreements, Mr. Desai will receive only the severance payment detailed in the change in control severance agreement. The Compensation Committee believes that the negotiated severance arrangement is appropriate in exchange for Mr. Desai's three year commitment to the Company under the terms of his employment agreement.

Other Compensation Considerations

Equity Ownership Guidelines

In June 2010, the Compensation Committee adopted stock ownership guidelines to further align the interests of the Company's named executive officers and directors with the interests of its stockholders. In May 2012, the Committee approved revised stock ownership guidelines to increase the number of shares required to be owned by named executive officers and non-employee directors. Under the revised stock ownership guidelines, our Chief Executive Officer is to accumulate three times his annual base salary in Company stock, other named executive officers are to accumulate one times their annual base salary in Company stock and non-employee directors are to accumulate three times their annual board retainer in Company stock, in each case over a five year period. Please see "Board of Directors — Executive Officer and Director Stock Ownership Guidelines" above for more information.

Clawback Policy

The Company maintains a clawback policy that enables the Company to recoup payments under the annual cash incentive plan to the extent that payments were based on incorrect financial results that require a restatement of the Company's financial statements from senior level employees whose fraud or misconduct was a material contributing factor to the financial restatement.

Tax Considerations

Federal income tax law prohibits the Company from deducting compensation paid to certain of our executive officers that exceeds $1 million during the tax year unless it is based on achieving pre-established performance measures that are set by the Compensation Committee pursuant to a plan approved by the Company's stockholders ("performance-based compensation").

While the Compensation Committee considers the deductibility of compensation paid to its named executive officers, the Compensation Committee retains the flexibility necessary to provide total compensation in line with competitive practice, our compensation philosophy, and the interests of stockholders. We therefore may pay compensation to our named executive officers that may not be deductible for federal income tax purposes. The stock options granted under our stock plan are intended to meet the criteria for performance-based compensation; however, time-based restricted stock units that are subject only to time-based vesting requirements generally do not satisfy those requirements.

For fiscal year 2012, we believe that Messrs. Biddiscombe and Desai were our only named executive officers whose compensation exceeded the deductibility limit of federal income tax laws.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee has certain duties and powers as described in its charter. The Compensation Committee is currently composed of the three non-employee directors named at the end of this report, each of whom is independent as defined by The NASDAQ Stock Market listing standards.

The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this Proxy Statement. Based upon this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis section be included in this Proxy Statement.

The Compensation Committee

Kathryn B. Lewis, Chair
Balakrishnan S. Iyer
William M. Zeitler

The information contained in the above report shall not be deemed to be "soliciting material" or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference in any future filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent specifically incorporated by reference therein.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee members whose names appear on the Compensation Committee Report above were committee members during all of fiscal year 2012. No member of the Compensation Committee is or has been an executive officer of the Company or had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity that has or had one or more executive officers who served as a director or member of the Compensation Committee during the fiscal year ended April 1, 2012.

SUMMARY COMPENSATION TABLE — FISCAL YEARS 2010, 2011 AND 2012

The following table presents information regarding compensation earned by or paid to our "named executive officers" for our fiscal years 2010, 2011 and 2012. The position set forth in the table for each person is his current position with us unless otherwise indicated.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Simon Biddiscombe,	2012	573,663	—	747,592	848,400	440,000	—	2,429(4)	2,612,084
President and	2011	431,365	85,000	655,623	1,288,640	256,278	—	3,104	2,720,010
Chief Executive Officer	2010	340,018	—	337,832	580,000	105,000	—	740	1,363,590
H.K. Desai,	2012	530,005	—	559,912	636,300	416,000	—	27,429(5)	2,169,646
Executive Chairman	2011	648,081	85,000	742,560	1,615,680	500,732	—	28,148	3,620,201
	2010	700,003	—	1,250,816	2,146,000	375,000	—	28,362	4,500,181
Jean Hu,	2012	327,117	30,000(6)	232,830	693,960	177,400		1,501	1,462,808
Senior Vice President and Chief Financial Officer									
Robert B. Crawford,	2012	263,094	25,000(7)	211,320	579,981	143,000		223,934(8)	1,446,329
Senior Vice President, Worldwide Sales									
Perry M. Mulligan,	2012	335,254	—	239,292	271,488	182,000	—	2,780	1,030,814
Senior Vice President,	2011	327,806	—	235,620	508,640	158,000	—	3,161	1,233,227
Worldwide Operations	2010	301,657	—	328,060	580,000	100,000	—	1,075	1,310,792
Douglas D. Naylor,	2012	210,532	5,000(6)	187,680	96,465	70,275	—	1,596	571,548
Vice President, Finance*	2011	206,638	20,000	73,185	135,660	60,000	—	1,976	497,459
	2010	195,000	—	106,096	128,250	45,000	—	486	474,832

* Mr. Naylor served as interim Chief Financial Officer from November 15, 2010 until April 25, 2011. On April 25, 2011, Ms. Hu became our Senior Vice President and Chief Financial Officer.

(1) The amounts reported in Columns (e) and (f) of the table above for fiscal year 2012 reflect the fair value on the grant date of the stock awards and option awards, respectively, granted to our named executive officers during fiscal year 2012. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of our financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in Columns (e) and (f), please see the discussion of stock awards and option awards contained under the section entitled "Stock-Based Compensation — *Stock-Based Compensation Expense*" on page 58 of our Annual Report on Form 10-K for fiscal year 2012 filed with the SEC on May 25, 2012.

(2) As described in the Compensation Discussion and Analysis above, the Compensation Committee approved grants of performance-based RSUs in May 2011 to each of the named executive officers (other than Mr. Naylor) that would be eligible to vest based on the achievement of performance objectives established by the Compensation Committee for purposes of the award. In May 2012, the Compensation Committee determined the number of RSUs under each award that would be eligible to vest based on performance during fiscal year 2012. Under applicable accounting rules, these awards were not treated as "granted" until May 2012 when the Compensation Committee evaluated performance and determined the number of RSUs that will be eligible to vest based on the performance achieved. Under SEC proxy statement rules, these awards are considered to be compensation for fiscal year 2013 and will be reported in the Summary Compensation Table and other equity award tables in next year's proxy statement.

(3) This column includes life insurance premiums and contributions to the QLogic Corporation Retirement Savings Plan (401(k) Plan) paid by QLogic with respect to the named executive officer, and for fiscal year 2012, includes: (a) life insurance premiums paid by QLogic in the amount of $618 for Mr. Biddiscombe, $6,858 for Mr. Desai, $509 for Ms. Hu, $407 for Mr. Crawford, $969 for Mr. Mulligan and $434 for Mr. Naylor; and (b) 401(k) Plan contributions by QLogic in the amount of $1,811 for Mr. Biddiscombe, $1,811 for Mr. Desai, $992 for Ms. Hu, $908 for Mr. Crawford, $1,811 for Mr. Mulligan and $1,162 for Mr. Naylor.

(4) Does not include payment by the Company of club membership dues for Mr. Biddiscombe in the amount of $8,023, which amount falls below the applicable SEC perquisite reporting threshold and therefore is not required to be included in the Summary Compensation Table.

(5) In addition to the amounts identified in footnote (3) above, this amount includes the payment by the Company of club membership dues for Mr. Desai in the amount of $18,760.

(6) Special award in recognition of the executive's role in the successful completion of the sale of the Company's InfiniBand business in February 2012.

(7) This amount represents a sign-on bonus received by Mr. Crawford in connection with joining the Company in May 2011.

(8) In addition to the amounts identified in footnote (3) above, this amount includes the payment of relocation expenses in an amount of $222,619.

Compensation of Named Executive Officers

The Summary Compensation Table above quantifies the value of the different forms of compensation earned by or awarded to our named executive officers for fiscal year 2012. The Summary Compensation Table includes fiscal year 2010 and 2011 information for those named executive officers who were also named executive officers in fiscal years 2010 or 2011. The primary elements of each named executive officer's total compensation reported in the table are base salary, an annual cash incentive, and long-term equity incentives consisting of RSU awards and stock options. Named executive officers also received the other benefits listed in the "All Other Compensation" column of the Summary Compensation Table, as further described in footnotes (3), (5) and (8) to the table. We do not have employment agreements with our named executive officers, except for Mr. Desai. Details of Mr. Desai's employment agreement are described below under "Employment Agreements."

The Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow. The "Grants of Plan-Based Awards in Fiscal Year 2012" table below, and the accompanying description of the material terms of the RSU awards and stock options granted in fiscal year 2012, provide information regarding the equity incentives awarded to our named executive officers in fiscal year 2012. The "Outstanding Equity Awards at End of Fiscal Year 2012" and "Option Exercises and Stock Vested — Fiscal Year 2012" tables below provide further information on the named executive officers' potential realizable value and actual value realized with respect to their equity awards.

Employment Agreements

In October 2010, QLogic entered into an employment agreement with Mr. Desai in connection with his transition from President and Chief Executive Officer to Executive Chairman. The agreement provides for a three-year term beginning November 15, 2010 and for Mr. Desai to receive a base salary and an annual incentive bonus as determined by the Compensation Committee. The initial annual base salary rate for Mr. Desai under the agreement is $530,000, and his annual target bonus is 100% of his annual base salary. Mr. Desai is eligible for annual equity awards consistent with the Compensation Committee's policies on annual equity awards for executive-level employees. Mr. Desai is also entitled to participate in the Company's benefit plans made available to the Company's executive-level employees generally. Provisions of Mr. Desai's agreement relating to post-termination employment benefits are discussed below under "Potential Payments Upon Termination or Change in Control."

Grants of Plan-Based Awards in Fiscal Year 2012

The following table sets forth information regarding the plan-based awards that we granted during fiscal year 2012 to each of our named executive officers.

Name	Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Potential Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Simon Biddiscombe	N/A	—	573,663	—	—	—	—	—	—	—	—
	5/26/2011	—	—	—	—	—	—	—	140,000	15.64	848,400
	5/26/2011	—	—	—	—	—	—	47,800	—	—	747,592
H.K. Desai	N/A	—	530,005	—	—	—	—	—	—	—	—
	5/26/2011	—	—	—	—	—	—	—	105,000	15.64	636,300
	5/26/2011	—	—	—	—	—	—	35,800	—	—	559,912
Jean Hu	N/A	—	212,626	—	—	—	—	—	—	—	—
	4/25/2011	—	—	—	—	—	—	—	100,000	17.91	693,960
	4/25/2011	—	—	—	—	—	—	13,000	—	—	232,830
Robert B. Crawford	N/A	—	171,011	—	—	—	—	—	—	—	—
	5/9/2011	—	—	—	—	—	—	—	85,000	17.61	579,981
	5/9/2011	—	—	—	—	—	—	12,000	—	—	211,320
Perry M. Mulligan	N/A	—	217,915	—	—	—	—	—	—	—	—
	5/26/2011	—	—	—	—	—	—	—	44,800	15.64	271,488
	5/26/2011	—	—	—	—	—	—	15,300	—	—	239,292
Douglas D. Naylor	N/A	—	84,213	—	—	—	—	—	—	—	—
	5/26/2011	—	—	—	—	—	—	—	17,700	15.64	96,465
	5/26/2011	—	—	—	—	—	—	12,000	—	—	187,680

(1) The amounts reported in Column (l) reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company's financial statements. For the assumptions and methodologies used to value the awards reported in Column (l), please see footnote (1) to the Summary Compensation Table.

Description of Plan-Based Awards

Each of the equity awards reported in the "Grants of Plan-Based Awards in Fiscal Year 2012" table above was granted under, and is subject to, the terms of the 2005 Plan. The material terms of the non-equity incentive plan awards reported in the table are described in the "Compensation Discussion and Analysis" above.

Our Compensation Committee administers the 2005 Plan. The Compensation Committee has authority to interpret the plan provisions and make all required determinations under the plan. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the plan are generally only transferable to a beneficiary of a named executive officer upon his or her death. However, the Compensation Committee may establish procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable securities laws and, with limited exceptions set forth in the plan document, are not made for value.

If a change in control of the Company occurs (as determined under the 2005 Plan), each named executive officer's outstanding awards granted under the plan will generally only become fully vested if (i) the Company dissolves or does not survive as a public company after the change in control transaction and (ii) the Compensation Committee does not provide for the substitution, assumption, exchange or other continuation of the outstanding awards. Any options that become vested in connection with a change in control generally must be exercised prior to the change in control, or they will be canceled in exchange for the right to receive a cash payment in connection with the change in control transaction. In addition, each of our named executive officers (other than Mr. Naylor) may be entitled to accelerated vesting of their outstanding equity-based awards upon a termination of employment in connection with a change in control of QLogic. The terms of this accelerated vesting are described below under "Potential Payments Upon Termination or Change in Control."

Options

Each option reported in Column (j) of the "Grants of Plan-Based Awards in Fiscal Year 2012" table above was granted with a per-share exercise price equal to the fair market value of a share of our common stock on the grant date. For these purposes, the fair market value is equal to the closing price of a share of our common stock on the applicable grant date. Each of these options is subject to a four-year vesting schedule, with 25% vesting on the first anniversary of the grant date, and 6.25% vesting every three months thereafter for the remaining three years, in each case subject to the named executive officer's continued employment with the Company through the vesting date.

Once vested, each option granted to our named executive officers under the 2005 Plan will generally remain exercisable until its normal expiration date. Each of the options granted under the 2005 Plan to our named executive officers in fiscal year 2012 has a term of ten years. However, vested options may terminate earlier in connection with a change in control transaction or a termination of the named executive officer's employment. Subject to any accelerated vesting that may apply in connection with a change in control, the unvested portion of the option will immediately terminate upon a termination of the named executive officer's employment. The named executive officer will generally have three months to exercise the vested portion of the option following a termination of his employment. This period is extended to twelve months if the termination is a result of the named executive officer's death or disability. For any termination by QLogic for cause, the option (whether vested or not) will terminate on the date of termination.

RSUs

Each RSU award reported in Column (i) of the "Grants of Plan-Based Awards in Fiscal Year 2012" table above was granted to our named executive officers under the 2005 Plan and is subject to a four-year vesting schedule, with twenty-five (25%) of the total number of RSUs vesting on each of the first, second, third and fourth anniversaries of the award date, in each case subject to the named executive officer's continued employment with the Company through the vesting date.

Upon vesting, QLogic will deliver to the named executive officer a number of shares of common stock equal to the number of RSUs subject to the award that have vested on the applicable vesting date, less any shares of common stock that may be withheld to satisfy the related minimum tax withholding obligations. Subject to any accelerated vesting that may apply in connection with a change in control, the unvested portion of any RSU award will immediately terminate upon a termination of the named executive officer's employment.

Performance RSUs

As described in the Compensation Discussion and Analysis above, the Compensation Committee approved grants of performance-based RSUs in May 2011 to each of the named executive officers (other than Mr. Naylor) that would be eligible to vest based on the achievement of performance criteria established by the Compensation Committee for purposes of the award. In May 2012, the Compensation Committee determined the number of RSUs under each award that would be eligible to vest based on performance during fiscal year 2012. Such number of RSUs will vest over a period of four years measured from the date the award was initially granted by the Compensation Committee, in each case subject to the executive's continued employment through the vesting date. Under applicable accounting rules, these awards were not considered as "granted" until May 2012 when the Compensation Committee evaluated performance and determined the number of RSUs that will be eligible to vest based on the performance achieved. Under SEC proxy statement rules, these awards are considered to be compensation for fiscal year 2013 and will be reported in the Summary Compensation Table and other equity award tables in next year's proxy statement.

Outstanding Equity Awards at End of Fiscal Year 2012

The following table presents information regarding the outstanding equity awards held by each of our named executive officers at the end of fiscal year 2012, including the vesting schedules for the portions of these awards that had not vested as of that date.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)*
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Simon Biddiscombe	93,750	6,250(1)	16.10	4/22/18	5,000(6)	88,800
	68,750	31,250(2)	13.96	5/21/19	12,100(10)	214,896
	29,750	38,250(3)	17.85	5/20/20	9,900(11)	175,824
	34,871	76,717(4)	17.83	11/15/20	17,667(12)	313,766
	—	140,000(5)	15.64	5/25/21	47,800(13)	848,928
H.K. Desai	600,000	—	21.69	6/13/12	15,000(6)	266,400
	187,500	—	19.91	3/20/13	3,750(7)	66,600
	562,500	—	24.26	6/20/13	44,800(10)	795,648
	225,000	—	25.05	9/22/13	31,200(11)	554,112
	225,000	—	25.42	12/22/13	35,800(13)	635,808
	225,000	—	20.51	3/22/14		
	1	—	14.28	6/4/14		
	550,000	—	18.00	5/15/16		
	250,000	—	16.58	6/1/17		
	281,250	18,750(6)	15.06	6/10/18		
	65,625	4,375(7)	15.39	6/16/18		
	254,375	115,625(2)	13.96	5/21/19		
	94,500	121,500(3)	17.85	5/20/20		
	—	105,000(5)	15.64	5/25/21		
Jean Hu	—	100,000(8)	17.91	4/24/21	13,000(14)	230,880
Robert B. Crawford	—	85,000(9)	17.61	5/8/21	12,000(15)	213,120
Perry M. Mulligan	70,000	—	15.19	11/1/17	6,250(6)	111,000
	99,375	6,625(6)	15.06	6/10/18	11,750(10)	208,680
	68,750	31,250(2)	13.96	5/21/19	9,900(11)	175,824
	29,750	38,250(3)	17.85	5/20/20	15,300(13)	271,728
	—	44,800(5)	15.64	5/25/21		
Douglas D. Naylor	30,000	—	20.91	1/13/13	1,500(6)	26,640
	3,000	—	25.05	9/22/13	3,800(10)	67,488
	2,400	—	25.42	12/22/13	3,075(11)	54,612
	2,480	—	20.51	3/22/14	12,000(13)	213,120
	12,000	—	14.28	6/4/14		
	2,601	—	12.25	8/24/14		
	3,600	—	16.48	12/5/15		
	8,000	—	18.00	5/15/16		
	7,000	—	16.58	6/1/17		
	23,437	1,563(6)	15.06	6/10/18		
	17,187	7,813(2)	13.96	5/21/19		
	9,187	11,813(3)	17.85	5/20/20		
	—	17,700(5)	15.64	5/25/21		

* The dollar amounts shown in Column (g) are determined by multiplying (x) the number of shares or units reported in Column (f) by (y) $17.76 (the closing price of our Common Stock on the last trading day of fiscal year 2012).

(1) The remaining unvested portion of this award is scheduled to vest on April 22, 2012.

(2) The unvested portion of these awards is scheduled to vest in five quarterly installments, commencing on May 21, 2012.

(3) The unvested portion of these awards is scheduled to vest in nine quarterly installments, commencing on May 20, 2012.

(4) The unvested portion of this award is scheduled to vest in eleven quarterly installments, commencing May 15, 2012.

(5) The unvested portion of these awards is scheduled to vest as to 25% of the award on May 26, 2012 and in twelve quarterly installments thereafter.

(6) The remaining unvested portion of these awards is scheduled to vest on June 10, 2012.

(7) The remaining unvested portion of these awards is scheduled to vest on June 16, 2012.

(8) The unvested portion of this award is scheduled to vest as to 25% of the award on April 25, 2012 and in twelve quarterly installments thereafter.

(9) The unvested portion of this award is scheduled to vest as to 25% of the award on May 9, 2012 and in twelve quarterly installments thereafter.

(10) The unvested portion of these awards is scheduled to vest in two annual installments commencing on May 21, 2012.

(11) The unvested portion of these awards is scheduled to vest in three annual installments commencing on May 20, 2012.

(12) The unvested portion of this award is scheduled to vest in three annual installments commencing on November 15, 2012.

(13) The unvested portion of these awards is scheduled to vest in four annual installments commencing on May 26, 2012.

(14) The unvested portion of this award is scheduled to vest in four annual installments commencing on April 25, 2012.

(15) The unvested portion of this award is scheduled to vest in four annual installments commencing on May 9, 2012.

Option Exercises and Stock Vested — Fiscal Year 2012

The following table presents information regarding the exercise of stock options by named executive officers during fiscal year 2012 and the vesting during fiscal year 2012 of other stock awards previously granted to the named executive officers.

	Option Awards		Stock Awards	
Name (a)	**Number of Shares Acquired on Exercise (#) (b)**	**Value Realized on Exercise ($)(1) (c)**	**Number of Shares Acquired on Vesting (#) (d)**	**Value Realized on Vesting ($)(2) (e)**
Simon Biddiscombe	—	—	20,239	324,657
H.K. Desai	180,000	108,185	70,300	1,139,312
Jean Hu	—	—	—	—
Robert B. Crawford	—	—	—	—
Perry M. Mulligan	—	—	15,425	250,540
Douglas D. Naylor	5,399	26,593	4,700	76,673

(1) The value realized upon exercise is the difference between the fair market value of QLogic's common stock at the time the stock options were exercised and the option exercise price, multiplied by the number of stock options exercised.

(2) The value realized on vesting is the closing market price of QLogic's common stock on the date that the RSUs vest (or if the markets are closed on the date that the RSUs vest, the closing market price of QLogic's common stock on the last day that the markets were open) multiplied by the number of RSUs that vest.

Potential Payments Upon Termination or Change in Control

The following section describes the benefits that may become payable to certain named executive officers in connection with a termination of their employment with QLogic or a change in control of QLogic. As prescribed by the SEC's rules, in calculating the amount of any potential payments to the named executive officer under the arrangements described below, we have assumed that the applicable triggering event (i.e., termination of employment and change in control of QLogic) occurred on the last business day of fiscal year 2012 and that the price per share of our common stock is equal to the closing price as of that date.

Change in Control Severance Agreements

QLogic is a party to Change in Control Severance Agreements with certain of its named executive officers (the "Change in Control Severance Agreement"). Under the Change in Control Severance Agreement, in the event that the Company terminates the executive's employment without cause or in the event that the executive terminates his or her employment for good reason, in either case within 6 months before or 24 months after a change in control of the Company, the executive would be entitled to receive a cash lump sum payment equal to (i) the sum of the executive's annual base salary and the greater of the executive's maximum annual cash bonus for the year in which the termination occurs or the highest annual bonus paid to the executive for any one of the three preceding fiscal years, multiplied by (ii) a specified multiplier (for Messrs. Biddiscombe and Desai, the specified multiplier is two; for Ms. Hu, the specified multiplier is one and one half; and for Messrs. Crawford and Mulligan, the specified multiplier is one). For these purposes, the terms "cause," "good reason" and "change in control" are defined in the Change in Control Severance Agreement. In addition, the Company will pay or reimburse the executive for the cost of the premiums charged to continue the executive's and his or her dependents' health coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act (COBRA) for up to a specified period of time following the termination (for Messrs. Biddiscombe and Desai, the specified period of time is two years; for Messrs. Crawford and Mulligan and Ms. Hu, the specified period of time is one year). Any stock option or other equity-based award granted by the Company to the executive, to the extent then outstanding and not otherwise vested, will generally become fully vested in connection with such termination from employment. The Change in Control Severance Agreement typically has a two-year term and will automatically extend for one additional year on the anniversary of the effective date of the Agreement, unless the Compensation Committee notifies the executive that the Agreement will not be extended. For Mr. Desai, the term of the Change in Control Severance Agreement continues through November 15, 2013, with automatic one year extensions beginning November 15, 2012 and each November 15 thereafter (such that on November 15, 2012 the term of the agreement would be extended through November 15, 2014, and so on), unless the Compensation Committee notifies Mr. Desai that the agreement will not be extended.

Under the Change in Control Severance Agreement, the executive is not entitled to any tax gross-up payments from the Company. Instead, should any benefits payable to the executive in connection with a change in control of the Company be subject to the excise tax imposed under Sections 280G and 4999 of the U.S. Internal Revenue Code of 1986, the executive will be entitled to either payment of the benefits in full (but no gross-up payment) or a reduction in the benefits to the extent necessary to avoid triggering the excise tax, whichever would result in the executive receiving the greater benefit on an after-tax basis.

The following chart presents the Company's estimate of the amount of the severance benefits to which each named executive officer (other than Mr. Naylor) would be entitled under his or her Change in Control Severance Agreement if his or her employment terminated under the circumstances described above in connection with a change in control of the Company, and assuming for purposes of this illustration that the termination of employment occurred on April 1, 2012.

Name	Cash Severance ($)	Continuation of Health Benefits ($)	Equity Acceleration ($)(1)	Total ($)
Simon Biddiscombe	2,307,342	50,641	2,068,139	4,426,122
H.K. Desai	2,490,010	36,032	3,041,537	5,567,579
Jean Hu	843,942	13,816	230,880	1,088,638
Robert B. Crawford	471,030	15,763	225,870	712,663
Perry M. Mulligan	555,915	18,033	998,846	1,572,794

(1) This column reports the intrinsic value of the unvested portions of each executive's awards that would accelerate in these circumstances. For options, this value is calculated by multiplying the amount (if any) by which the closing price of the Company's common stock on March 30, 2012 ($17.76) exceeds the exercise price of the option by the number of shares subject to the accelerated portion of the option. For restricted stock unit awards, this value is calculated by multiplying the closing price of the Company's common stock on March 30, 2012 by the number of units subject to the accelerated portion of the award.

Severance Agreement

As described above, the Company entered into a three-year employment agreement with Mr. Desai (the "Employment Agreement") beginning November 15, 2010. Under the Employment Agreement, if Mr. Desai's employment with the Company during the term of the agreement is terminated by the Company without cause or by Mr. Desai for good reason (as such terms are defined in the Employment Agreement and other than in connection with a change in control as described above), Mr. Desai would be entitled to a severance benefit equal to the greater of (1) his base salary in effect on the termination date calculated for the remainder of the period of the Employment Agreement plus his annual target bonus in effect on the termination date calculated for the remainder of the period of the Employment Agreement or (2) one times his base salary in effect on the termination date plus one times his annual target bonus in effect on the termination date. He would also be entitled to payment of a prorated bonus for the fiscal year in which the termination occurs and to payment by the Company of the cost of his COBRA premiums for continued health coverage for him and his eligible dependents for up to 12 months following the termination date. Mr. Desai's right to receive the severance benefits described above is subject to his execution of a general release of claims in favor of the Company as well as his compliance with certain non-solicitation and other restrictive covenants set forth in the Employment Agreement. Under the terms of the Employment Agreement, Mr. Desai cannot receive severance payments under both the Employment Agreement and his Change in Control Severance Agreement. In the event that Mr. Desai's termination qualifies for severance benefits under both agreements, Mr. Desai will receive only the severance payment detailed in the Change in Control Severance Agreement, as described above.

The following chart presents the Company's estimate of the amount of the severance benefits to which Mr. Desai would be entitled under the Employment Agreement if his employment terminated under the circumstances described above, and assuming for purposes of this illustration that the termination of employment occurred on April 1, 2012.

Name	Cash Severance ($)(1)	Continuation of Health Benefits ($)	Total ($)
H.K. Desai	1,732,709	18,033	1,750,742

(1) The cash severance is calculated by multiplying Mr. Desai's base salary and annual target bonus in effect on April 1, 2012 by the remaining term of the Employment Agreement. Mr. Desai would have been entitled to the full amount of his bonus for the 2012 fiscal year if he were employed by us through April 1, 2012, so the pro-rata bonus provisions described above would not apply.

PROPOSAL NO. 2

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

Pay that reflects performance and alignment of pay with the long-term interests of our stockholders are key principles that underlie our compensation program. In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), stockholders have the opportunity to vote, on an advisory basis, on the compensation of our named executive officers. This is often referred to as a "say on pay," and provides you, as a stockholder, with the ability to cast an advisory vote with respect to our fiscal year 2012 executive compensation programs and policies and the compensation paid to the named executive officers as disclosed in this proxy statement through the following resolution:

> "RESOLVED, that the stockholders approve the compensation of the named executive officers, as described in the Compensation Discussion and Analysis section and in the compensation tables and accompanying narrative disclosure in this proxy statement."

As an advisory vote, this proposal is not binding upon the Company, the Board of Directors or the Compensation Committee, and will not be construed as overruling a decision by, or creating or implying any additional fiduciary duty for, the Board of Directors or the Compensation Committee. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders by means of their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers.

The Company's current policy is to provide stockholders with an opportunity to approve the compensation of the named executive officers each year at the annual meeting of stockholders. It is expected that the next such vote will occur at the 2013 annual meeting of stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL NO. 2 REGARDING AN ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION.

PROPOSAL NO. 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed KPMG LLP to serve as our independent registered public accounting firm for fiscal year 2013. KPMG LLP has served as our independent registered public accounting firm since our inception. One or more representatives of KPMG LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

This matter is not required to be submitted for stockholder approval, but the Board of Directors, as a matter of good corporate practice, has elected to seek ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2013 by seeking the affirmative vote of the holders of a majority of the shares of our common stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL NO. 3, THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2013.

If the appointment is not ratified, the Audit Committee will consider whether it should select another independent registered public accounting firm.

PRINCIPAL ACCOUNTANTS' FEES

In connection with the audit of the financial statements for the fiscal year ended April 1, 2012, QLogic entered into an engagement letter with KPMG LLP which set forth the terms by which KPMG would perform audit services for us. That agreement is subject to alternative dispute resolution procedures and an exclusion of punitive damages.

For the fiscal years ended April 1, 2012 and April 3, 2011, we incurred fees for services rendered by KPMG LLP in the following amounts:

	Fiscal Year 2012	Fiscal Year 2011
Audit Fees	$1,420,000	$1,289,000
Audit-Related Fees	—	—
Tax Fees	385,000	152,000
All Other Fees	—	—

Tax Fees in fiscal years 2012 and 2011 consist of tax compliance and consulting, including international tax advice.

The Audit Committee has adopted a policy regarding the pre-approval of audit and non-audit services to be provided by our independent registered public accounting firm. The policy provides that KPMG LLP is required to seek pre-approval by the Audit Committee (or a designated member of the committee) of all tax and other non-audit related services by providing a description of the services to be performed and specific fee estimates for each such service. In fiscal year 2012, all fees of KPMG LLP were pre-approved by the Audit Committee.

The Audit Committee has concluded that the performance by KPMG LLP of the above non-audit services is compatible with maintaining the independence of KPMG LLP.

AUDIT COMMITTEE REPORT

Management has primary responsibility for the Company's financial statements and financial reporting process, including the Company's system of internal accounting controls. The independent registered public accounting firm is responsible for auditing the Company's financial statements. The Audit Committee oversees the Company's financial reporting processes and systems of internal accounting controls, the independence and performance of the independent registered public accounting firm and the performance of the internal auditors.

The Audit Committee has reviewed the Company's audited consolidated financial statements and discussed such statements with management and the independent registered public accounting firm. Management has represented to the Audit Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The Audit Committee has discussed with the independent registered public accounting firm its evaluation of the accounting principles, practices and judgments applied by management, and the Audit Committee has discussed any items required to be communicated to it by the independent registered public accounting firm in accordance with standards of the Public Company Accounting Oversight Board.

The Audit Committee also received from the independent registered public accounting firm written disclosures as provided for in the requirements of the Public Company Accounting Oversight Board describing any relationships with the Company that may bear on the auditors' independence and has discussed with the independent registered public accounting firm its independence from the Company and its management. When evaluating independence, the Audit Committee considered whether the services of the independent registered public accounting firm to the Company beyond those rendered in connection with its audit and review of the Company's consolidated financial statements were compatible with maintaining its independence. The Audit Committee also reviewed, among other things, the amount of fees paid to the independent registered public accounting firm for audit and non-audit services.

Based on the review and discussions noted above, and the report of the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Annual Report on Form 10-K for the fiscal year ended April 1, 2012, for filing with the Securities and Exchange Commission.

Each member of the Audit Committee meets the independence requirements of The NASDAQ Stock Market, and Messrs. Iyer, Mercer and Wells are "audit committee financial experts" as defined by rules adopted by the Securities and Exchange Commission.

The Audit Committee

Balakrishnan S. Iyer, Chair
Kathryn B. Lewis
D. Scott Mercer
George D. Wells

The information contained in the above report shall not be deemed to be "soliciting material" or to be filed with the Securities and Exchange Commission, nor shall such information be incorporated by reference in any future filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent specifically incorporated by reference therein.

RELATED PERSON TRANSACTIONS AND PROCEDURES

Pursuant to its written charter, the Audit Committee of the Board has the responsibility to review and discuss with management and approve any transactions or courses of dealing with related parties, which includes any transaction in which (i) the amount exceeds $120,000, (ii) the Company is, was or is proposed to be a participant and (iii) such person or such person's immediate family members has, had or may have a direct or indirect material interest (a "Related Person Transaction"). During this process, Related Person Transactions are disclosed to all Board members. The Audit Committee intends to approve only those Related Person Transactions that are in the best interests of the Company and our stockholders. During fiscal year 2012, there were no transactions or series of related transactions to which the Company was or is a party involving an amount in excess of $120,000 and in which any director, executive officer, holder of more than five percent (5%) of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest as defined by SEC rules and regulations.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and beneficial owners of more than 10% of our common stock to file various reports with the SEC concerning their ownership and changes in ownership of our securities. Copies of these filings must be furnished to us. To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, during our fiscal year 2012, our directors, executive officers and 10% beneficial owners have complied with all Section 16(a) filing requirements.

EQUITY COMPENSATION PLAN INFORMATION

We currently maintain the following equity compensation plans:

- QLogic Corporation 2005 Performance Incentive Plan
- QLogic Corporation 1998 Employee Stock Purchase Plan
- QLogic Corporation Stock Awards Plan
- QLogic Corporation Non-Employee Director Stock Option Plan

Each of the plans identified above was approved by our stockholders. Although there are outstanding equity-based awards under the QLogic Corporation Stock Awards Plan and the QLogic Corporation Non-Employee Director Stock Option Plan, we are no longer authorized to issue new equity-based awards under either of these plans.

The following table sets forth the number of shares of our common stock subject to outstanding awards, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of April 1, 2012:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights as of April 1, 2012	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans as of April 1, 2012 (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	21,697,058(1)	$17.91(2)	11,725,458(3)
Equity compensation plans not approved by security holders	—	—	—
Total	21,697,058	$17.91	11,725,458

(1) Of these shares, 19,011,009 were subject to outstanding stock options and 2,686,049 were subject to outstanding awards of restricted stock units. This number does not include options outstanding under the 1998 Employee Stock Purchase Plan, as amended (the "ESPP") for the offering period in progress on April 1, 2012 as the number of shares subject to those options is indeterminable until the end of the offering period. This number also does not include outstanding options to purchase an aggregate of 18 shares, at a weighted-average exercise price of $3.21, granted under plans assumed by the Company in connection with certain acquisition transactions. No additional awards may be granted under these assumed plans.

(2) This calculation does not reflect options outstanding under the ESPP for the offering period in progress on April 1, 2012 as the exercise price of those options is not determinable until the end of the offering period and does not reflect the then-outstanding restricted stock units.

(3) Of these shares, 10,635,042 were available for additional award grants under the 2005 Plan and 1,090,416 were available for additional purchases under the ESPP. The shares available for awards under the 2005 Plan are, subject to certain other limits of the 2005 Plan, generally available for any type of award authorized under the 2005 Plan including stock options, stock appreciation rights, restricted stock awards, unrestricted stock awards, deferred stock awards, performance unit awards and other stock-based awards.

STOCKHOLDER PROPOSALS

Any stockholder desiring to submit a proposal for action at our 2013 Annual Meeting and include it in our Proxy Statement with respect to that meeting should arrange for the proposal to be delivered to us at our principal place of business no later than March 21, 2013, which is 120 calendar days prior to the anniversary of the mailing date of this year's Proxy Statement, in order to be considered for possible inclusion in the Proxy Statement for that meeting. If the date of next year's Annual Meeting is moved more than 30 days before or after the anniversary date of this year's Annual Meeting, the deadline for inclusion of proposals in our Proxy Statement for our 2013 Annual Meeting is instead a reasonable time before we begin to print and mail the proxy materials for that meeting. Matters pertaining to such proposals, including the number and length, eligibility of persons entitled to have such proposals included, and other aspects, are regulated by the Securities Exchange Act of 1934, as amended, rules and regulations of the SEC, other laws and regulations, and our Bylaws, to which interested persons should refer. You may obtain a complete copy of our Bylaws without charge by submitting a written request to our Secretary at our principal executive office. Stockholders wishing to submit for consideration a possible board candidate should follow the procedures set forth under "Board of Directors — Committees — *The Nominating and Governance Committee.*"

If a stockholder wishes to present a proposal at our 2013 Annual Meeting and the proposal is not intended to be included in the Proxy Statement relating to such meeting, we must receive a written notice of the proposal no earlier than April 25, 2013 and no later than May 25, 2013 (provided, however, that if the 2013 Annual Meeting is held earlier than July 24, 2013 or later than November 1, 2013, notice by the stockholder must be delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Company) (the "Bylaw Deadline"). The written notice must contain the additional information required by our Bylaws. If you give notice of such a proposal after the Bylaw Deadline, you may not be permitted to present the proposal to the stockholders for a vote at the meeting.

Rules of the SEC also establish a different deadline for submission of stockholder proposals that are not intended to be included in our Proxy Statement with respect to discretionary voting, which is June 4, 2013 for our 2013 Annual Meeting (the "Discretionary Vote Deadline"). If you give notice of such a proposal after June 4, 2013, the proxy holders will be allowed to use their discretionary voting authority to vote against the stockholder proposal when and if the proposal is raised at our 2013 Annual Meeting. Because the Bylaw Deadline is not capable of being determined until we publicly announce the date for our 2013 Annual Meeting, it is possible that the Bylaw Deadline may occur after the Discretionary Vote Deadline. In such a case, a proposal received after the Discretionary Vote Deadline but before the Bylaw Deadline would be eligible to be presented at our 2013 Annual Meeting, and we believe that the proxy holders would be allowed to use the discretionary authority granted by the proxy card to vote against the proposal at the meeting without including any disclosure of the proposal in the Proxy Statement relating to such meeting.

ANNUAL REPORT TO STOCKHOLDERS

Our Annual Report on Form 10-K for the fiscal year ended April 1, 2012, including our audited consolidated financial statements and financial statement schedule, was mailed or otherwise provided to our stockholders with this Proxy Statement. Upon request, we will provide you with an additional copy of our Annual Report on Form 10-K for fiscal year 2012 or this Proxy Statement. You should send your written requests to our Secretary, at QLogic Corporation, 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656. This Proxy Statement and the Company's Annual Report on Form 10-K for the year ended April 1, 2012 are also available at the Company's website at *http://ir.qlogic.com* and from the SEC website at *http://www.sec.gov*.

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single Proxy Statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers household proxy materials, delivering a single Proxy Statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or the Company that the broker or the Company will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement, or if you are receiving multiple copies of the Proxy Statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account or the Company's agent, Broadridge, if you hold registered shares. You can notify Broadridge by sending a written request to: Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or by calling Broadridge at (800) 542-1061.

OTHER MATTERS

We have not received notice of and do not expect any matters to be presented for a vote at the meeting, other than the proposals described in this Proxy Statement. If you grant a proxy, the person(s) named as proxy holder, or their nominee or substitute, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason, any of our nominees for director are not available, the proxy holder will vote your proxy for such other candidate or candidates nominated by the Board of Directors.

By Order of the Board of Directors



Michael L. Hawkins
Secretary

Aliso Viejo, California
July 19, 2012

STOCKHOLDERS ARE URGED TO VOTE BY INTERNET, BY TELEPHONE OR BY SIGNING AND RETURNING THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Annual Report on Form 10-K for the Fiscal Year Ended April 1, 2012

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 1, 2012

Commission File No. 0-23298

QLogic Corporation
(Exact name of registrant as specified in its charter)

Delaware	**33-0537669**
(State of incorporation)	*(I.R.S. Employer Identification No.)*
26650 Aliso Viejo Parkway **Aliso Viejo, California**	**92656**
(Address of principal executive offices)	*(Zip Code)*

(949) 389-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 Par Value	**The NASDAQ Stock Market LLC (NASDAQ Global Select Market)**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the Registrant on September 30, 2011 was $1,284,348,000 (based on the closing price for shares of the Registrant's common stock as reported by the NASDAQ Global Select Market on such date).

As of May 16, 2012, 97,450,000 shares of the Registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement relating to the Registrant's 2012 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K where indicated.

QLOGIC CORPORATION
TABLE OF CONTENTS

PART I

Item 1. *Business*

Introduction

QLogic Corporation was organized as a Delaware corporation in 1992. Our principal executive offices are located at 26650 Aliso Viejo Parkway, Aliso Viejo, California 92656, and our telephone number at that location is (949) 389-6000. Our website address is www.qlogic.com. The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendment to these reports, that we file with or furnish to the Securities and Exchange Commission (SEC) are available free of charge on our website as soon as reasonably practicable after those reports are filed with the SEC.

On February 29, 2012, we completed the sale of our InfiniBand business. As a result of this divestiture, our results of operations for this divested business are presented as discontinued operations for all periods included in this report.

Unless the context indicates otherwise, "we," "our," "us," "QLogic" and the "Company" each refer to QLogic Corporation and its subsidiaries.

All references to years refer to our fiscal years ended April 1, 2012, April 3, 2011 and March 28, 2010, as applicable, unless calendar years are specified.

Our Networking Products

We design and supply high performance network infrastructure products that provide, enhance and manage computer data communication. These products facilitate the rapid transfer of data and enable efficient resource sharing between servers, networks and storage. Our products are used in enterprise data centers, cloud computing, Web 2.0 and other environments dependent on high performance, reliable data networking.

Our products are based primarily on Fibre Channel and Ethernet technologies and are used in connection with storage networks, local area networks, and converged networks. Storage networks are used to provide data across enterprise environments. Fibre Channel is currently the dominant technology for enterprise storage networking. Local area networks, or LANs, are used to provide workstation-to-server, server-to-server, and server-to-storage connectivity using Ethernet. Converged networks are designed to address the evolving data center by consolidating and unifying various classes of connectivity and networks, such as storage area networks and LANs, using Ethernet speeds of 10Gb per second and greater. Fibre Channel over Ethernet, or FCoE, is a converged networking technology that uses an Ethernet LAN for both storage and local area data transmission, thus combining the benefits of Fibre Channel technology with the pervasiveness of Ethernet-based networks. Similarly, Internet Small Computer System Interface, or iSCSI, is an alternative to FCoE, also providing storage over Ethernet capabilities. Our converged products can operate individually as 10Gb Ethernet network products, FCoE products, iSCSI products, or in combination as multi-protocol products.

Our products are sold worldwide, primarily to original equipment manufacturers, or OEMs, and distributors. Our customers rely on our various networking infrastructure products to deliver solutions to information technology professionals in virtually every business sector. Our products are found primarily in server and storage subsystem solutions that are used by small, medium and large enterprises with critical business data requirements. The data center and business applications that drive requirements for our networking infrastructure products include:

- General business information technology requirements;
- Cloud computing, Web 2.0, data warehousing, data mining and online transaction processing;

- Media-rich environments such as film and video, broadcast, medical imaging, computer-aided design and computer-aided manufacturing; and
- Server clustering, server and storage virtualization, disaster recovery, high-speed backup, data replication and data migration.

Our products primarily consist of adapters, switches, storage routers and application-specific integrated circuits, or ASICs. Adapters reside in a server and provide for connectivity of host computer servers to data and storage networks. Switches and storage routers manage the transmission and routing of data between servers and storage, as well as servers to servers. The ASICs that we sell are used in servers, storage systems and switches. ASICs used in servers in certain embedded applications are referred to as converged LAN on Motherboard, or cLOMs.

We provide Fibre Channel, iSCSI, FCoE and 10Gb Ethernet standard adapters and ASICs for rack and tower servers, as well as custom mezzanine adapters and ASICs for bladed servers. Our adapters and ASICs are also used in a variety of storage systems. All of these adapters and ASICs provide multi-protocol network connectivity.

We also provide a broad line of Fibre Channel switches, including our stackable switches which use dedicated high-speed stacking ports as inter-switch links allowing for simplified future expansion and scalability, reduction in necessary device ports, lower upfront and future expenses, and reduced management costs and complexities. In addition, we provide custom converged switching solutions as chassis, modules, or ASICs specific to particular OEM requirements.

Our intelligent storage routers are used for bridging Fibre Channel, iSCSI, FCoE and Ethernet technology-based networks and provide a multi-protocol server to storage data migration solution for business continuity, disaster recovery as well as a simple and effective method to migrate Fibre Channel or iSCSI-based data to cloud-based infrastructure and applications.

We classify our products into three broad categories: Host Products, Network Products and Silicon Products. Host Products consist of Fibre Channel adapters, iSCSI adapters, FCoE converged network adapters, and 10Gb Ethernet adapters. Network Products consist of blade, edge and high-port count modular-chassis Fibre Channel switches, Fibre Channel virtualized pass-through modules, universal access point switches, Enhanced Ethernet pass-through modules and storage routers. Silicon Products consist of ASICs, including Fibre Channel controllers, iSCSI controllers, converged network controllers, Ethernet controllers, converged switch controllers and cLOM controllers.

Host Products accounted for 77%, 76% and 76% of our net revenues for fiscal 2012, 2011 and 2010, respectively. Network Products accounted for 13%, 15% and 16% of our net revenues for fiscal 2012, 2011 and 2010, respectively. Silicon Products accounted for 10% or less of our net revenues for each of these years. For a summary of our net revenues by product category, see Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report.

Customers

Our products are incorporated in solutions from a number of server and storage system OEM customers, including Cisco Systems, Inc., Dell Inc., EMC Corporation, Fujitsu Ltd., Hewlett-Packard Company, International Business Machines Corporation, NetApp, Inc. and Oracle Corporation. A small number of these customers account for a substantial portion of our net revenues, and we expect that a small number of customers will continue to represent a substantial portion of our net revenues for the foreseeable future. Our top ten customers accounted for 86%, 85% and 88% of net revenues during fiscal 2012, 2011 and 2010, respectively.

A summary of our customers, including their manufacturing subcontractors, that represent 10% or more of our net revenues is as follows:

	2012	2011	2010
Hewlett-Packard	27%	26%	25%
IBM	18%	19%	19%
Dell	11%	11%	11%

We believe that our relationships with our customers are good. However, we believe our major customers continually evaluate whether or not to purchase products from alternative or additional sources. Accordingly, there can be no assurance that a major customer will not reduce, delay or eliminate its purchases from us. Any such reduction, delay or loss of purchases could have a material adverse effect on our business, financial condition or results of operations.

Some of our OEM customers experience seasonality and uneven sales patterns in their businesses. As a result, we experience similar seasonality and uneven sales patterns. The seasonality is primarily due to the closing of a disproportionate percentage of sales transactions in the last month, weeks and days of each quarter and spikes in sales during the fourth quarter of each calendar year. Although we do not consider our business to be highly seasonal, we believe that seasonality has and may impact our business. To the extent that we experience seasonality in our business, it would most likely have a negative impact on the sequential growth rate of our net revenues during the fourth quarter of our fiscal year.

International revenues accounted for 57%, 56% and 55% of our net revenues for fiscal 2012, 2011 and 2010, respectively. For additional information on our international sales and operations, see Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report. For a discussion of risks related to our foreign operations, see Risk Factors, included in Part I, Item 1A of this report.

Sales and Marketing

Our products are marketed and sold primarily to OEMs by our internal sales team supported by field sales and systems engineering personnel. In addition, we sell our products through a network of regional and international distributors. We also sell our products to original design manufacturers, or ODMs, both as an extension of our OEM design organizations and as direct sales transactions.

In domestic and in certain international markets, we maintain both a sales force to serve our OEM customers and distributors that are focused on medium-sized and emerging accounts. We maintain a focused business development and outbound marketing organization to assist, train and equip the sales organizations of our OEM customers and their respective reseller organizations and partners. We maintain sales offices in the United States and various international locations. For information regarding revenue by geographic area, see Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report.

We work with our server and storage system OEM customers during their design cycles. We provide these customers with pre-sales system design support and services, as well as training classes and seminars conducted both in the field and from our worldwide offices.

Our sales efforts are focused on establishing and developing long-term relationships with our OEM customers. The sales cycle typically begins with the identification of an OEM's requirement that could be potentially fulfilled with an existing QLogic product or a product based on a new technology. The cycle continues with technical and sales collaboration with the OEM and, if successful, leads to one of our product designs being selected as a component in a customer's server or storage system. We then work closely with the customer to integrate our products with the customer's current and next generation products or platforms. This cycle, from opportunity identification to initial production shipment, typically ranges from six to twenty-four months.

In addition to sales and marketing efforts, we actively participate with industry organizations relating to the development and acceptance of industry standards. We collaborate with peer companies through open standards bodies, cooperative testing and certifications. To ensure and promote multi-vendor interoperation, we maintain interoperability certification programs and testing laboratories.

Engineering and Development

Our industry is subject to rapid and regular technological change. Our ability to compete depends upon our ability to continually design, develop and introduce new products that take advantage of market opportunities and address emerging standards. Our strategy is to leverage our substantial base of architectural, systems and engineering expertise to address a broad range of server and storage networking solutions.

We are engaged in the design and development of ASICs, adapters and switches based on one or more of Fibre Channel, iSCSI, FCoE and Ethernet technologies. We also design and develop storage routers for bridging Fibre Channel, iSCSI, FCoE and Ethernet technology-based networks, and migrating data between storage devices.

We continue to invest in engineering and development to expand our capabilities to address the emerging technologies in the rapid evolution of storage, local area and converged networks. During fiscal 2012, 2011 and 2010, we incurred engineering and development expenses of $138.8 million, $125.2 million and $116.8 million, respectively.

Backlog

A substantial portion of our sales to OEM customers are transacted through hub arrangements whereby our products are purchased on a just-in-time basis and fulfilled from warehouse facilities, or hubs, in proximity to the facilities of our customers or their contract manufacturers. Our sales are made primarily pursuant to purchase orders, including blanket purchase orders for hub arrangements. Because the hub arrangements with our customers and industry practice allow customers to cancel or change orders with limited advance notice, we believe that backlog at any particular date is not a reliable indicator of our future revenue levels and is not material to understanding our business.

Competition

The markets for networking infrastructure components are highly competitive and characterized by short product life cycles, price erosion, rapidly changing technology, frequent product performance improvements and evolving industry standards. We believe the principal competitive factors in our industry include:

- time-to-market;
- features and functionality;
- product quality, reliability and performance;
- price;
- new product innovation;
- customer relationships;
- design capabilities;

- customer service and technical support; and
- interoperability of components in storage, local area and converged networks.

While we expect competition to continue to increase and evolve, we believe that we compete effectively with respect to each of these factors.

Due to the diversity of products required in storage, local area and converged networking infrastructure, we compete with many companies. In the traditional enterprise storage Fibre Channel adapter and ASIC markets, our primary competitor is Emulex Corporation. In the 10Gb Ethernet adapter and ASIC markets, which include converged networking products such as FCoE and iSCSI, we primarily compete with Emulex Corporation, Broadcom Corporation and Intel Corporation. In the Fibre Channel switch and storage router markets, we compete primarily with Brocade Communications Systems, Inc. and Cisco Systems, Inc. We may also compete with some of our server and storage systems customers, some of which have the capability to develop products comparable to those we offer.

Manufacturing

We use outside suppliers and foundries to manufacture our products. This approach allows us to avoid the high costs of owning, operating, maintaining and upgrading wafer fabrication and assembly facilities. As a result, we focus our resources on product design and development, quality assurance, sales and marketing, and supply chain management. Prior to the sale of our products, final tests are performed to ensure quality. Product test, customer-specific configuration and product localization are completed by third-party service providers or by us. We also provide fabrication process reliability tests and conduct failure analysis to confirm the integrity of our quality assurance procedures.

Our semiconductors are currently manufactured by a number of foundries. Most of the ASICs used in our products are manufactured using 180, 130, 90 or 65 nanometer process technology. In addition, we continually evaluate smaller geometries. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes.

We depend on foundries to allocate a portion of their capacity sufficient to meet our needs and to produce products of acceptable quality and with satisfactory manufacturing yields in a timely manner. These foundries fabricate products for other companies and, in certain cases, manufacture products of their own design. We do not have long-term supply agreements with any of these foundries; we purchase both wafers and finished chips on a purchase order basis. Therefore, the foundries generally are not obligated to supply products to us for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. We work with our existing foundries, and may qualify new foundries, as needed, to obtain additional manufacturing capacity. However, there can be no assurance that we will be able to maintain our current foundry relationships or obtain additional capacity.

We currently purchase our semiconductor products from foundries either in finished or wafer form. We use subcontractors to assemble our semiconductor products purchased in wafer form. In the assembly process for our semiconductor products, the silicon wafers are separated into individual die, which are then assembled into packages and tested.

For our adapter, switch and other products, we use third-party contract manufacturers for material procurement, assembly, test and inspection in a turnkey model, prior to shipment to our customers. These contract manufacturers are located outside the United States. To the extent that we rely on these contract manufacturers, we are not able to directly control product delivery schedules and quality assurance. The loss of one of our major contract manufacturers could significantly impact our ability to produce products for an indefinite period of time. Qualifying a new contract manufacturer and commencing volume production is a lengthy and expensive process. While we believe that our relationships with our contract manufacturers are good, if we are required to change a contract manufacturer or if a contract manufacturer experiences delays, disruptions, capacity constraints, component part shortages or quality control problems in its manufacturing operations, shipment of our products to our customers could be delayed, resulting in loss or postponement of revenue and potential harm to our competitive position and relationships with customers.

Certain key components used in the manufacture of our products are purchased from single or limited sources. ASICs are purchased from single sources and other key components such as microprocessors, logic chips, power supplies and programmable logic devices are purchased from limited sources. If one of these suppliers experiences an interruption in its ability to supply our needs, or chooses to sever their relationship with us, we may be unable to produce certain of our products until alternative suppliers are identified and qualified.

Many of the component parts used in our adapter, switch and other products are standard off-the-shelf items, which are, or can be, obtained from more than one source. We select suppliers on the basis of technology, manufacturing capacity, financial viability, quality and cost. Our reliance on third-party manufacturers involves risks, including possible limitations on availability of products due to market abnormalities, geopolitical instability, natural disasters, unavailability of or delays in obtaining access to certain product technologies, and the absence of complete control over delivery schedules, manufacturing yields and total production costs. The inability of our suppliers to deliver products of acceptable quality and in a timely manner or our inability to procure adequate supplies of our products could have a material adverse effect on our business, financial condition or results of operations.

Intellectual Property

While we have a number of patents issued and additional patent applications pending in the United States, Canada, Europe and Asia, we rely primarily on our trade secrets, trademarks, copyrights and contractual provisions to protect our intellectual property. We attempt to protect our proprietary information through confidentiality agreements and contractual provisions with our customers, suppliers, employees and consultants, and through other security measures. However, the laws of certain countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States, or at all.

Our ability to compete may be affected by our ability to protect our intellectual property. We protect our rights vigorously, however there can be no assurance that these measures will be successful.

We have in the past received notices of claimed infringement of intellectual property rights and been involved in intellectual property litigation. There can be no assurance that third parties will not assert additional claims of infringement of intellectual property rights against us, or against customers who we are contractually obligated to indemnify, with respect to existing and future products. In the event of a patent or other intellectual property dispute, we may be required to expend significant resources to defend such claims, develop non-infringing technology or to obtain licenses to the technology that is the subject of the claim. There can be no assurance that we would be successful in such development or that any such license would be available on commercially reasonable terms, if at all. In the event of litigation to determine the validity of any third party's claims, such litigation could result in significant expense to us, and divert the efforts of our technical and management personnel, whether or not such litigation is determined in our favor.

Some of our products are designed to include software or other intellectual property licensed from third parties. None of these licenses relate to core QLogic-developed technology, are material to our business, or require payment of amounts that are material.

Environment

Our operations are subject to regulation under various federal, state, local and foreign laws concerning the environment, including laws addressing the discharge of pollutants into the environment, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, and third-party damage or personal injury claims, if we violate or become liable under environmental laws.

Most of our products are also subject to various laws governing chemical substances in products, including those regulating the manufacture and distribution of chemical substances and those restricting the presence of certain substances in electronic products. We could incur substantial costs, or our products could be restricted from entering certain countries, if our products become non-compliant with environmental laws. We also face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the materials composition of our products. For example, the European Union adopted the Waste Electrical and Electronic Equipment, or WEEE, Directive, pursuant to which European Union countries have enacted legislation making producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. These and similar laws adopted in other countries could impose a significant cost of doing business in those countries.

Environmental costs are presently not material to our results of operations or financial position, and we do not currently anticipate material capital expenditures for environmental control facilities.

Working Capital

Our working capital was $605.7 million as of April 1, 2012, which includes $538.0 million of cash, cash equivalents and marketable securities. For additional information, see Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources, included in Part II, Item 7 of this report.

Employees

We had 1,121 employees as of May 16, 2012. We believe our future prospects will depend, in part, on our ability to continue to attract, train, motivate, retain and manage skilled engineering, sales, marketing and executive personnel. Our employees are not represented by a labor union. We believe that our relations with our employees are good.

Item 1A. *Risk Factors*

Set forth below and elsewhere in this report and in other documents we file with the Securities and Exchange Commission are risks and uncertainties that could cause our actual results of operations to differ materially from the results contemplated by the forward-looking statements contained in this report or otherwise publicly disclosed by the Company.

Our operating results may be adversely affected by unfavorable economic conditions.

The United States and other countries around the world have experienced, and are continuing to experience, economic weakness and uncertainty, including unfavorable economic conditions resulting from the ongoing debt crisis in certain countries in the European Union. Economic uncertainty has adversely affected, and in the future may adversely affect, information technology, or IT, spending rates. Reductions in IT spending rates could result in reduced sales volumes, lower prices for our products, longer sales cycles, increased inventory provisions and increased production costs, which could negatively impact our results of operations.

As a result of worldwide economic uncertainty, it is extremely difficult for us and our customers to forecast future revenue levels based on historical information and trends. Portions of our expenses are fixed and others are tied to expected levels of revenue. To the extent that we do not achieve our anticipated level of revenue, our operating results could be adversely affected until such expenses are reduced to an appropriate level. We may not be able to identify and implement appropriate cost savings in a timely manner.

Our operating results may fluctuate in future periods, which could cause our stock price to decline.

We have experienced, and expect to experience in future periods, fluctuations in sales and operating results from quarter to quarter. In addition, there can be no assurance that we will maintain our current gross margins or profitability in the future. A significant portion of our net revenues in each fiscal quarter results from orders booked in that quarter. Orders placed by major customers are typically based on their forecasted sales and inventory levels for our products.

Fluctuations in our quarterly operating results may also be the result of:

- the timing, size and mix of orders from customers;
- gain or loss of significant customers;
- industry consolidation among both our competitors and our customers;
- customer policies pertaining to desired inventory levels of our products;
- sales discounts and customer incentives;
- the availability and sale of new products;
- changes in our average selling prices;
- the timing of server refresh cycles;
- variations in manufacturing capacities, efficiencies and costs;
- the availability and cost of components, including silicon chips;
- variations in product development costs, especially related to advanced technologies;
- variations in operating expenses;
- changes in effective income tax rates, including those resulting from changes in tax laws;
- our ability to timely produce products that comply with new environmental restrictions or related requirements of our original equipment manufacturer, or OEM, customers;
- actual events, circumstances, outcomes and amounts differing from judgments, assumptions and estimates used in determining the value of certain assets (including the amounts of related valuation allowances), liabilities and other items reflected in our consolidated financial statements;
- the timing of revenue recognition and revenue deferrals;
- gains or losses related to our marketable securities; or
- changes in accounting rules or our accounting policies.

In addition, our quarterly results of operations are influenced by competitive factors, including the pricing and availability of our products and our competitors' products. Furthermore, communications regarding new products and technologies could cause our customers to defer or cancel purchases of our products. Order deferrals by our customers, delays in our introduction of new products, and longer than anticipated design-in cycles for our products have in the past adversely affected our quarterly results of operations. Due to these factors, as well as other unanticipated factors, it is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors, and as a result, the price of our common stock could significantly decrease.

We expect gross margin to vary over time and our recent level of gross margin may not be sustainable.

Our recent level of gross margin may not be sustainable and may be adversely affected by numerous factors, including:

- changes in product mix;
- transitions to products based on emerging technologies, such as 10Gb Ethernet, which may have lower gross margins;
- changes in manufacturing volumes over which fixed costs are absorbed;
- increased price competition;
- introduction of new products by us or our competitors, including products with advantages in price, performance or features;
- our inability to reduce manufacturing-related or component costs;
- entry into new markets;
- amortization and impairments of purchased intangible assets;
- sales discounts and customer incentives;
- increases in material, labor or overhead costs;
- excess inventory and inventory holding charges;
- changes in distribution channels;
- increased warranty costs; and
- acquisitions and dispositions of businesses or product lines.

A decrease in our gross margin could adversely affect the market price of our common stock.

Our stock price may be volatile.

The market price of our common stock has fluctuated substantially, and there can be no assurance that such volatility will not continue. Several factors could impact our stock price including, but not limited to:

- differences between our actual revenues and operating results and the published expectations of public market analysts;
- quarterly fluctuations in our revenues and operating results;
- introduction of new products or changes in product pricing policies by our competitors or us;
- conditions in the markets in which we operate;
- changes in market projections by industry forecasters;
- changes in estimates of our earnings or rating upgrades/downgrades of our stock by public market analysts;
- operating results or forecasts of our major customers or competitors;
- rumors or dissemination of false information; and
- general economic and geopolitical conditions.

In addition, stock markets have experienced extreme price and volume volatility in recent years and stock prices of technology companies have been especially volatile. This volatility has had a substantial effect on the market prices of securities of many public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations could adversely affect the market price of our common stock, which could have a material adverse impact on investor confidence and employee retention.

Our business is dependent, in large part, on the continued growth of the networking markets that we serve and if these markets do not continue to develop, our business will suffer.

Our products are used in storage, local area and converged networks, and therefore our business is dependent on these markets. Our success in generating revenue in these markets will depend on, among other things, our ability to:

- educate potential OEM customers, distributors, resellers, system integrators, storage system providers and end-user organizations about the benefits of our products;
- maintain and enhance our relationships with OEM customers, distributors, resellers, system integrators and storage system providers;
- predict and base our products on standards that ultimately become industry standards; and
- achieve and maintain interoperability between our products and other equipment and components from diverse vendors.

If we are not successful in any or all of these items, our business and results of operations could be materially and adversely affected.

Our financial condition will be materially harmed if we do not maintain and gain market acceptance of our products.

The markets in which we compete involve rapidly changing technology, evolving industry standards and continuing improvements in products and services. Our future success depends, in part, on our ability to:

- enhance our current products and develop and introduce, in a timely manner, new products that keep pace with technological developments and industry standards;
- compete effectively on the basis of price and performance; and
- adequately address OEM and end-user customer requirements and achieve market acceptance.

We believe that to remain competitive, we will need to continue to develop new products and enter new markets, which will require significant investment. Our competitors may be developing alternative technologies, which may adversely affect the market acceptance of our products. Although we continue to explore and develop products based on new technologies, a substantial portion of our revenues is generated today from Fibre Channel technology. If alternative technologies are adopted by the industry, we may not be able to develop products for these technologies in a timely manner. Further, even if alternative technologies do augment Fibre Channel revenues, our products may not be fully developed in time to be accepted by our customers. Even if our new products are developed on time, we may not be able to manufacture them at competitive prices or in sufficient volumes.

Some of our products are based on Fibre Channel over Ethernet, or FCoE, or 10Gb Ethernet technologies. FCoE is a relatively new converged networking technology that provides a unified storage and data network over Enhanced Ethernet, while preserving the investment by end users in their existing Fibre Channel infrastructure and storage. As with most emerging technologies, it is expected that the market for FCoE will take a number of years to fully develop and mature. We expect products based on FCoE to supplement, and perhaps replace, certain products based on Fibre Channel technology. 10Gb Ethernet is a developing technology for use in enterprise data centers. This emerging market includes well-established participants who have significantly more engineering, sales and marketing resources to dedicate to developing and penetrating the market than we do. An inability to maintain, or build on, our market share in the Fibre Channel, converged or 10Gb Ethernet markets, or the failure of these markets to expand, could have a material adverse effect on our business or results of operations.

We depend on a small number of customers and any decrease in revenues from any one of our major customers could adversely affect our results of operations and cause our stock price to decline.

A small number of customers account for a substantial portion of our net revenues, and we expect that a small number of customers will continue to represent a substantial portion of our net revenues in the foreseeable future. Our top ten customers accounted for 86%, 85% and 88% of net revenues for fiscal 2012, 2011 and 2010, respectively. Total revenue from our two largest customers, Hewlett-Packard Company and International Business Machines Corporation, together accounted for over 40% of net revenues during fiscal 2012, 2011 and 2010. We are also subject to credit risk associated with the concentration of our accounts receivable.

Our customers generally order products through written purchase orders instead of long-term supply contracts and, therefore, are generally not obligated to purchase products from us for any extended period. Customers typically incorporate our products into complex devices and systems, which creates supply chain cross-dependencies. Accordingly, supply chain disruptions affecting components of our customers' devices and/ or systems could negatively impact the demand for our products, even if the supply of our products is not directly affected. Major customers also have significant leverage over us and may attempt to change the sales terms, including pricing, customer incentives and payment terms, or insist that we undertake or fund significant aspects of the design, qualification and testing that our customers have typically been responsible for, either of which could have a material adverse effect on our business, financial condition or results of operations. As our OEM customers are pressured to reduce prices as a result of competitive factors, we may be required to contractually commit to price reductions for our products before we know how, or if, cost reductions can be achieved. If we are unable to achieve these cost reductions, our gross margins could decline and such a decline could have a material adverse effect on our business, financial condition or results of operations.

The ongoing consolidation in the technology industry could adversely impact our business. There is the potential for some of our customers to merge with or acquire one or more of our other customers. There is also a potential that one of our large customers could acquire one of our current competitors. In either case, demand for our products could decrease as a result of such industry consolidation, which could have a material adverse effect on our business, financial condition or results of operations.

Competition within the markets for products such as ours is intense and includes various established competitors.

The markets for networking infrastructure components are highly competitive and are characterized by short product life cycles, price erosion, rapidly changing technology, frequent product performance improvements and evolving industry standards. Due to the diversity of products required in storage, local area and converged networking infrastructure, we compete with many companies. In the traditional enterprise storage Fibre Channel adapter and ASIC markets, our primary competitor is Emulex Corporation. In the 10Gb Ethernet adapter and ASIC markets, which include converged networking products such as FCoE and Internet Small Computer Systems Interface, or iSCSI, we primarily compete with Emulex Corporation, Broadcom Corporation and Intel Corporation. In the Fibre Channel switch and storage router markets, we compete primarily with Brocade Communications Systems, Inc. and Cisco Systems, Inc. We may also compete with some of our server and storage systems customers, some of which have the capability to develop products comparable to those we offer.

We need to continue to develop products appropriate to our markets to remain competitive as our competitors continue to introduce products with improved features. While we continue to devote significant resources to engineering and development, these efforts may not be successful or competitive products may not be developed and introduced in a timely manner. In addition, while relatively few competitors offer a full range of storage, local area and converged networking infrastructure products, additional domestic and foreign manufacturers may increase their presence in these markets either through the development of new products or through industry consolidation. We may not be able to compete successfully against these or other competitors. If we are unable to design, develop or introduce competitive new products on a timely basis, or if our competitors introduce new products that are more successful than ours in the marketplace, our future operating results may be materially and adversely affected.

Our products are complex and may contain undetected software or hardware errors that could lead to an increase in our costs, reduce our net revenues or damage our reputation.

Our products are complex and may contain undetected software or hardware errors when first introduced or as newer versions are released. We are also exposed to risks associated with latent defects in existing products and to risks that components purchased from third-party subcontractors and incorporated into our products may not meet our specifications or may otherwise fail prematurely. From time to time, we have found errors in existing, new or enhanced products. In addition, our products are frequently combined with other products, including software, from other vendors, and these products often need to interface with existing networks, each of which have different specifications and utilize multiple protocol standards. As a result, when problems occur, it may be difficult to identify the source of the problem. The occurrence of hardware or software errors could adversely affect the sales of our products, cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems, any of which could materially and adversely affect our operating results.

We expect the pricing of our products to continue to decline, which could reduce our revenues, gross margins and profitability.

We expect the average unit prices of our products (on a like-for-like product comparison basis) to decline in the future as a result of competitive pricing pressures, increased sales discounts and customer incentives, new product introductions by us or our competitors, or other factors. If we are unable to offset these factors by increasing sales volumes or reducing product manufacturing costs, our total revenues and gross margins may decline. Moreover, most of our expenses are fixed in the short-term or incurred in advance of receipt of corresponding revenues. As a result, we may not be able to decrease our spending to offset any unexpected shortfall in revenues. If this occurs, our revenues, gross margins and profitability could decline.

We are dependent on sole source and limited source suppliers for certain key components.

Certain key components used in the manufacture of our products are purchased from single or limited sources. Application-specific integrated circuits, or ASICs, are purchased from single sources and other key components such as microprocessors, logic chips, power supplies and programmable logic devices are purchased from limited sources. If one of these suppliers experiences an interruption in its ability to supply our needs, or chooses to sever its relationship with us, we may be unable to produce certain of our products, which could result in the loss of customers and have a material adverse effect on our results of operations.

We are dependent on worldwide third-party subcontractors and contract manufacturers.

Third-party subcontractors located outside the United States assemble and test certain products for us. To the extent that we rely on third-party subcontractors to perform these functions, we will not be able to directly control product delivery schedules and quality assurance. This lack of control may result in product shortages or quality assurance problems that could delay shipments of products or increase manufacturing, assembly, testing or other costs. If a subcontractor experiences capacity constraints or financial difficulties, suffers damage to its facilities, experiences power outages, natural disasters or any other disruption of assembly or testing capacity, we may not be able to obtain alternative assembly and testing services in a timely manner.

In addition, the loss of any of our major third-party contract manufacturers could significantly impact our ability to produce products for an indefinite period of time. Qualifying a new contract manufacturer and commencing volume production is a lengthy and expensive process. Some customers will not purchase any products, other than a limited number of evaluation units, until they qualify the manufacturing line for the product, and we may not always be able to satisfy the qualification requirements of these customers. If we are required to change a contract manufacturer or if a contract manufacturer experiences delays, disruptions, capacity constraints, component parts shortages or quality control problems in its manufacturing operations, shipment of our products to our customers could be delayed, resulting in loss or postponement of revenues and potential harm to our competitive position and relationships with customers.

If we are unable to attract and retain key personnel, we may not be able to sustain or grow our business.

Our future success largely depends on our key engineering, sales, marketing and executive personnel, including highly skilled semiconductor design personnel and software developers, as well as Simon Biddiscombe, our Chief Executive Officer, and H.K. Desai, our Executive Chairman. Our retention of both Messrs. Biddiscombe and Desai are particularly important to our business. If we lose the services of Messrs. Biddiscombe or Desai or other key personnel, or do not hire or retain other personnel for key positions, our business could be adversely affected.

We believe that the market for key personnel in the industries in which we compete is highly competitive. In particular, periodically we have experienced difficulty in attracting and retaining qualified engineers and other technical personnel and anticipate that competition for such personnel will increase in the future. For example, the market for qualified technical personnel within India has become extremely competitive, resulting in significant wage inflation. As a result, we may not be able to attract and retain key personnel with the skills and expertise necessary to develop new products in the future or to manage our business, both in the United States and abroad.

We have historically used stock options, restricted stock units and our employee stock purchase program as key components of our total employee compensation program in order to align employees' interests with the interests of our stockholders, encourage retention of key personnel, and provide competitive compensation packages. However, applicable stock exchange listing standards relating to obtaining stockholder approval of equity compensation plans could make it more difficult or expensive for us to grant stock-based awards to employees in the future, which may result in changes in our stock-based compensation strategy. These and other developments relating to the provision of stock-based compensation to employees could make it more difficult to attract, retain and motivate key personnel.

The migration of our customers toward new products could adversely affect our results of operations.

As new or enhanced products are introduced, we must successfully manage the transition from older products in order to minimize the effects of product inventories that may become excess and obsolete, as well as ensure that sufficient supplies of new products can be delivered to meet customer demand. Our failure to manage the transition to newer products in the future or to develop and successfully introduce new products and product enhancements could adversely affect our business or results of operations. In addition, our customers are demanding a higher level of customization for new products, which prevents us from fully leveraging our product design work and adds to our new product development costs. When we introduce new products and product enhancements, we face additional risks relating to product transitions, including risks relating to forecasting demand. Any such adverse event or increased costs could have a material adverse effect on our business, financial condition or results of operations.

Historically, the technology industry has developed higher performance ASICs, which create chip-level solutions that replace selected board-level or box-level solutions at a significantly lower average selling price. We have previously offered ASICs to customers for certain applications that have effectively resulted in a lower-priced solution when compared to an adapter solution. This transition to ASICs may also occur with respect to other current and future products. The result of this transition may have an adverse effect on our business, financial condition or results of operations. In the future, a similar adverse effect to our business could occur if there were rapid shifts in customer purchases from our midrange networking infrastructure products to lower-cost products.

Our business is subject to seasonal fluctuations and uneven sales patterns.

A large percentage of our products are sold to customers who experience seasonality and uneven sales patterns in their businesses. As a result, we experience similar seasonality and uneven sales patterns. We believe this uneven sales pattern is a result of many factors including:

- the tendency of our customers to close a disproportionate percentage of their sales transactions in the last month, weeks and days of each quarter;
- spikes in sales during the fourth quarter of each calendar year that some of our customers experience; and
- differences between our quarterly fiscal periods and the fiscal periods of our customers.

In addition, because our customers require us to maintain products at hub locations near their facilities, it is difficult for us to predict sales trends. Our uneven sales pattern also makes it extremely difficult to predict the demand of our customers and adjust manufacturing capacity accordingly. If we predict demand that is substantially greater than actual customer orders, we will have excess inventory. Alternatively, if customer orders substantially exceed predicted demand, the ability to assemble, test and ship orders received in the last weeks and days of each quarter may be limited, or at an increased cost, which could have a material adverse effect on our quarterly revenues and earnings.

Our distributors may not adequately stock and sell our products and their reseller customers may purchase products from our competitors, which could negatively affect our results of operations.

Our distributors, which typically account for 20% or less of our net revenues, generally offer a diverse array of products from several different manufacturers and suppliers. Accordingly, we are at risk that these distributors may give higher priority to stocking and selling products from other suppliers, thus reducing their efforts and ability to sell our products. A reduction in sales efforts by our current distributors could materially and adversely impact our business or results of operations. In addition, if we decrease our distributor-incentive programs (i.e., competitive pricing and rebates), our distributors may decrease the amount of product purchased from us. This could result in a change of business behavior, and distributors may decide to decrease their inventory levels, which could impact availability of our products to their customers.

As a result of these factors regarding our distributors or other unrelated factors, the reseller customers of our distributors could decide to purchase products developed and manufactured by our competitors. Any loss of demand for our products by value-added resellers and system integrators could have a material adverse effect on our business or results of operations.

Unanticipated changes in our tax provisions or adverse outcomes resulting from examination of our income tax returns could adversely affect our results of operations.

We are subject to income taxes in the United States and various foreign jurisdictions. Our effective tax rate has been and could in the future be adversely affected by changes in tax laws or interpretations of those tax laws, by changes in the mix of earnings in countries with differing statutory tax rates, or by changes in the valuation of our deferred tax assets and liabilities. Our effective tax rate is also affected by intercompany transactions for licenses, services, funding and other items. Given the global scope of our operations, and the complexity of global tax and transfer pricing rules and regulations, it is difficult to estimate earnings within each tax jurisdiction. If actual earnings within a tax jurisdiction differ materially from our estimates, we may not achieve our expected effective tax rate. Additionally, our effective tax rate may be impacted by the tax effects of acquisitions, dispositions, examinations by tax authorities, stock-based compensation, uncertain tax positions and newly enacted tax legislation. Finally, we are subject to examination of our income tax returns by the United States Internal Revenue Service (IRS) and other tax authorities, which may result in the assessment of additional income taxes. Our federal consolidated income tax returns for fiscal years 2008 and 2009 are currently under examination by the IRS. We regularly assess the likelihood of adverse outcomes resulting from examinations to determine the adequacy of our provisions for income taxes. However, unanticipated outcomes from examinations could have a material adverse effect on our financial condition or results of operations.

Because we have operations in foreign countries and depend on foreign customers and suppliers, we are subject to international economic, currency, regulatory, political and other risks that could harm our business, financial condition and results of operations.

International revenues accounted for 57%, 56% and 55% of our net revenues for fiscal 2012, 2011 and 2010, respectively. We expect that international revenues will continue to account for a significant percentage of our net revenues for the foreseeable future. In addition, we maintain operations in foreign countries and a significant portion of our inventory purchases are from suppliers that are located outside the United States. As a result, we are subject to several risks, which include:

- a greater difficulty of administering and managing our business globally;
- compliance with multiple, and potentially conflicting, regulatory requirements, such as import or export requirements, tariffs and other barriers;
- less effective intellectual property protections outside of the United States;
- currency fluctuations;
- overlapping or differing tax structures;
- political and economic instability, including terrorism and war; and
- general trade restrictions.

As of April 1, 2012, our international subsidiaries held $351.0 million of our total cash, cash equivalents and marketable securities. These holdings by our international subsidiaries consist primarily of debt securities due from U.S. issuers, including the U.S. government and related agencies, and U.S. dollar denominated cash and money market funds. Certain foreign regulations could impact our ability to transfer funds to the United States. Additionally, should we decide to repatriate cash held outside of the United States, we may incur a significant tax obligation.

Our international sales are invoiced in U.S. dollars and, accordingly, if the relative value of the U.S. dollar in comparison to the currency of our foreign customers should increase, the resulting effective price increase of our products to such foreign customers could result in decreased sales. In addition, a significant portion of our inventory is purchased from international suppliers, who invoice us in U.S. dollars. If the relative value of the U.S. dollar in comparison to the currency of our foreign suppliers should decrease, our suppliers may increase prices, which could result in a decline of our gross margin. Any of the foregoing factors could have a material adverse effect on our business, financial condition or results of operations.

Our facilities and the facilities of our suppliers and customers are located in regions that are subject to natural disasters.

Our California facilities, including our principal executive offices, our principal design facilities and our critical business operations, are located near major earthquake faults. We are not specifically insured for earthquakes or other natural disasters. Any personal injury at or damage to the facilities as a result of such occurrences could have a material adverse effect on our business, results of operations or financial condition. Additionally, we have operations, suppliers and customers in regions that have historically experienced natural disasters. Any earthquake or other natural disaster, including a hurricane, flood, volcanic eruption, tsunami or fire, affecting any of these regions could adversely affect our business, results of operations and financial condition.

In addition, as a result of a natural disaster, our major customers may face shortages of components that could negatively impact their ability to build the servers and data center devices into which our products are integrated, thereby negatively impacting the demand for our products even if the supply of our products is not directly affected by the natural disaster. For example, the earthquake, tsunami and related events that occurred in Japan in March 2011, and the extensive flooding that occurred in Thailand beginning in October 2011, caused widespread destruction in regions that include suppliers of components for many technology companies.

Our proprietary rights may be inadequately protected and difficult to enforce.

In some jurisdictions, we have patent protection on certain aspects of our technology. However, we rely primarily on trade secrets, trademarks, copyrights and contractual provisions to protect our proprietary rights. There can be no assurance that these protections will be adequate to protect our proprietary rights, that others will not independently develop or otherwise acquire equivalent or superior technology, or that we can maintain such technology as trade secrets. There also can be no assurance that any patents we possess will not be invalidated, circumvented or challenged. We have taken steps in several jurisdictions to enforce our trademarks against third parties. No assurances can be given that we will ultimately be successful in protecting our trademarks. The laws of certain countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States, or at all. If we fail to protect our intellectual property rights, our business could be negatively impacted.

Disputes relating to claimed infringement of intellectual property rights may adversely affect our business.

We have in the past received notices of claimed infringement of intellectual property rights and been involved in intellectual property litigation. There can be no assurance that third parties will not assert future claims of infringement of intellectual property rights against us, or against customers who we are contractually obligated to indemnify, with respect to existing and future products. In addition, our supply of silicon chips and other components can also be interrupted by intellectual property infringement claims against our suppliers.

Individuals and groups are purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies such as ours. Although patent and intellectual property disputes may be settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and the necessary licenses or similar arrangements may not be available to us on satisfactory terms, or at all. As a result, we could be prevented from manufacturing and selling some of our products. In addition, if we litigate these kinds of claims, the litigation could be expensive, time consuming and could divert management's attention from other matters and there is no guarantee we would prevail. Our business could suffer regardless of the outcome of the litigation.

We may engage in mergers, acquisitions, divestitures and strategic investments and these activities could adversely affect our results of operations and stock price.

Our future growth may depend in part on our ability to identify and acquire complementary businesses, technologies or product lines that are compatible with our existing business. Mergers and acquisitions involve numerous risks, including:

- the failure of markets for the products of acquired companies to develop as expected;

- uncertainties in identifying and pursuing target companies;
- difficulties in assimilating the operations, technologies and products of the acquired companies;
- the existence of unknown defects in acquired companies' products or assets that may not be identified due to the inherent limitations involved in the due diligence process of an acquisition;
- the diversion of management's attention from other business concerns;
- risks associated with entering markets or conducting operations with which we have no or limited direct prior experience;
- risks associated with assuming the legal obligations of acquired companies;
- risks related to the effect that acquired companies' internal control processes might have on our financial reporting and management's report on our internal control over financial reporting;
- the potential loss of, or impairment of our relationships with, current customers or failure to retain the acquired companies' customers;
- the potential loss of key employees of acquired companies; and
- the incurrence of significant exit charges if products or technologies acquired in business combinations are unsuccessful.

Further, we may never realize the perceived benefits of a business combination or divestiture. Acquisitions by us could negatively impact gross margins or dilute stockholders' investment and cause us to incur debt, contingent liabilities and amortization/impairment charges related to intangible assets, all of which could materially and adversely affect our financial position or results of operations. Divestitures involve risks, such as difficulty splitting up businesses, distracting employees, potential loss of revenue and negatively impacting margins, and potentially disrupting customer relationships. In addition, our effective tax rate for future periods could be negatively impacted by acquisitions or divestitures.

We have made, and could make in the future, investments in technology companies, including privately-held companies in a development stage. Many of these private equity investments are inherently risky because the companies' businesses may never develop, and we may incur losses related to these investments. In addition, we may be required to write down the carrying value of these investments to reflect other-than-temporary declines in their value, which could have a material adverse effect on our financial position and results of operations.

Our portfolio of marketable securities could experience a decline in market value, which could materially and adversely affect our financial results.

As of April 1, 2012, we held short-term marketable securities totaling $373.4 million. We invest in debt securities, the majority of which are high investment grade, and we limit the exposure to credit risk through diversification and investment in highly-rated securities. However, investing in highly-rated securities does not entirely mitigate the risk of potential declines in market value. For example, in the past we have recorded impairment charges related to investment securities, including securities issued by companies in the financial services sector that had previously been rated AA or higher. A deterioration in the economy, including tightening of credit markets or significant volatility in interest rates, could cause declines in value of our marketable securities or could impact the liquidity of the portfolio. If market conditions deteriorate significantly, our results of operations or financial condition could be materially and adversely affected.

Changes in and compliance with regulations could materially adversely affect us.

Our business, results of operations or financial condition could be materially adversely affected if laws, regulations or standards relating to us or our products are newly implemented or changed. In addition, our compliance with existing regulations may have a material adverse impact on us. For example, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the U.S. Securities and Exchange Commission to adopt additional rules and regulations in these areas such as "say on pay" and proxy access. The U.S. Securities and Exchange Commission has also proposed new disclosure requirements relating to the sourcing of certain minerals from the Democratic Republic of Congo and certain other adjoining countries. When these new requirements are in effect, they could adversely affect our costs, the availability of minerals used in our products and our relationships with customers and suppliers.

We and our customers are subject to various import and export regulations of the United States government and other countries. Certain government export regulations apply to the encryption or other features contained in some of our products. Changes in or violations of any such import or export regulations could materially and adversely affect our business, financial condition or results of operations.

In many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by regulations applicable to us, such as the Foreign Corrupt Practices Act and other anti-bribery laws. Although we have policies and procedures designed to ensure compliance with these laws, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of our policies. Any such violation, even if prohibited by our policies, could have a material adverse effect on our business, financial condition or results of operations.

We face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the chemical and material composition of our products, their safe use, the energy consumption associated with those products and product take-back legislation (i.e., legislation that makes producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products). We could incur substantial costs, our products could be restricted from entering certain jurisdictions, and we could face other sanctions, if we were to violate or become liable under environmental laws or if our products become non-compliant with environmental laws.

We continually seek ways to increase the energy efficiency of our products. Recent analyses have estimated the amount of global carbon emissions that are due to information technology products. As a result, governmental and non-governmental organizations have turned their attention to development of regulations and standards to drive technological improvements and reduce the amount of carbon emissions. There is a risk that these regulations or standards, once developed, will not fully address the complexity of the technology developed by the IT industry or will favor certain technological approaches that we do not currently utilize. Depending on the regulations or standards that are ultimately adopted, compliance could adversely affect our business, results of operations or financial condition.

We may experience difficulties in transitioning to smaller geometry process technologies.

We expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires us to modify the manufacturing processes for our products and to redesign some products as well as standard cells and other integrated circuit designs that we may use in multiple products. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes.

If we fail to carefully manage the use of "open source" software in our products, we may be required to license key portions of our products on a royalty-free basis or expose key parts of our source code.

Certain of our software may be derived from "open source" software that is generally made available to the public by its authors and/or other third parties. Such open source software is often made available to us under licenses, such as the GNU General Public License (GPL), that impose certain obligations on us in the event we were to distribute derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public, and/or license such derivative works under a particular type of license, rather than the forms of licenses customarily used to protect our intellectual property. In the event the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distributing that work.

System security risks, data protection breaches and cyber-attacks could disrupt our internal operations, and any such disruption could reduce our expected revenues, increase our expenses, damage our reputation and adversely affect our stock price.

Experienced computer programmers and hackers may be able to penetrate our network and misappropriate or compromise our confidential information or that of third parties, create system disruptions or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms, and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the system. The costs to us to eliminate or alleviate cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant and, if our efforts to address these problems are not successful, this could result in interruptions, delays, cessation of service and loss of existing or potential customers that may impede our sales, manufacturing, distribution or other critical functions.

We manage and store various proprietary information and sensitive or confidential data relating to our business. We have also outsourced a number of our business functions to third party contractors. Breaches of our or our third party contractors' security measures or the accidental loss, inadvertent disclosure or unapproved dissemination of proprietary information or sensitive or confidential data about us or our customers, including the potential loss or disclosure of such information or data as a result of fraud, trickery or other forms of deception, could expose us or our customers to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation or otherwise harm our business. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

Issues arising during the upgrade of our enterprise resource planning system could affect our operating results and ability to manage our business effectively.

We are in the process of upgrading our enterprise resource planning computer system to enhance operating efficiencies and provide more effective management of our business operations. We are investing significant financial and personnel resources into this project. However, there is no assurance that the design will meet our current and future business needs or that it will operate as designed. We are heavily dependent on these computer systems, and any significant failure or delay in the system upgrade, if encountered, could cause a substantial interruption to our business, which could result in an adverse impact on our results of operations and financial condition.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal product development, operations, sales and corporate offices are located in three buildings comprising approximately 165,000 square feet in Aliso Viejo, California. We own each of these buildings. We also lease one building comprising approximately 100,000 square feet in Shakopee, Minnesota, that houses product development and operations teams for many of our Network Products. We lease an operations, sales and fulfillment facility located in Dublin, Ireland. In addition, we lease facilities in Mountain View and Roseville, California; and Pune and Bangalore, India. We also maintain sales offices at various locations in the United States, Europe and Asia. We believe that our existing properties, including both owned and leased sites, are in good condition and suitable for the conduct of our business.

Item 3. *Legal Proceedings*

Various lawsuits, claims and proceedings have been or may be instituted against us. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims and proceedings may be disposed of unfavorably to us. Many intellectual property disputes have a risk of injunctive relief and there can be no assurance that a license will be granted. Injunctive relief could have a material adverse effect on our financial condition or results of operations. Based on an evaluation of matters that are pending or asserted, we believe the disposition of such matters will not have a material adverse effect on our financial condition or results of operations.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Principal Market and Prices

Shares of our common stock are traded and quoted on the NASDAQ Global Select Market under the symbol QLGC. The following table sets forth the range of high and low sales prices per share of our common stock for each quarterly period of the two most recent fiscal years as reported on the NASDAQ Global Select Market.

Fiscal 2012	Sales Prices High	Sales Prices Low
First Quarter	$18.37	$15.16
Second Quarter	16.73	12.23
Third Quarter	15.53	11.95
Fourth Quarter	19.00	14.93

Fiscal 2011	Sales Prices High	Sales Prices Low
First Quarter	$22.40	$16.29
Second Quarter	19.18	14.30
Third Quarter	18.50	16.17
Fourth Quarter	18.83	16.50

Number of Common Stockholders

The number of record holders of our common stock was 465 as of May 16, 2012.

Dividends

We have never paid cash dividends on our common stock. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes, including repurchases of our common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our operating results, financial condition and other factors as the board of directors deems relevant.

Recent Sales of Unregistered Securities

We did not issue any unregistered securities during fiscal 2012.

Issuer Purchases of Equity Securities

In August 2010, our Board of Directors approved a program (the August 2010 Program) to repurchase up to $200 million of our common stock over a two-year period. In November 2011, our Board of Directors approved a new program to repurchase an additional $200 million of our common stock over a two-year period commencing upon the conclusion of the August 2010 program. Set forth below is information regarding our stock repurchases made during the fourth quarter of fiscal 2012 under these programs.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans
January 2, 2012 — January 29, 2012	333,500	$16.15	333,500	$208,594,000
January 30, 2012 — February 26, 2012	325,600	$17.45	325,600	$202,913,000
February 27, 2012 — April 1, 2012	753,800	$17.58	753,800	$189,663,000
Total	1,412,900	$17.21	1,412,900	$189,663,000

Stockholder Return Performance

The performance graph below shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (Exchange Act), or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed filed under the Acts.

The following graph compares, for the five-year period ended April 1, 2012, the cumulative total stockholder return for our common stock, the Standard & Poor's Midcap 400 Index (S&P Midcap 400 Index) and the NASDAQ Computer Index. Measurement points are the last trading day of each of our fiscal years ended April 1, 2007, March 30, 2008, March 29, 2009, March 28, 2010, April 3, 2011 and April 1, 2012. The graph assumes that $100 was invested on April 1, 2007 in our common stock, the S&P Midcap 400 Index and the NASDAQ Computer Index and assumes reinvestment of dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURNS*
AMONG QLOGIC CORPORATION,
THE STANDARD & POOR'S MIDCAP 400 INDEX
AND THE NASDAQ COMPUTER INDEX


DOLLARS
200
180
160
140
120
100
80
60
40
20
0
4/1/07
3/30/08
3/29/09
3/28/10
4/3/11
4/1/12
QLogic Corporation
S&P Midcap 400
NASDAQ Computer

	Cumulative Total Return					
	4/1/07	3/30/08	3/29/09	3/28/10	4/3/11	4/1/12
QLogic Corporation	$100.00	$90.18	$68.94	$118.59	$106.82	$104.47
S&P Midcap 400 Index	100.00	93.03	59.45	97.54	123.83	126.28
NASDAQ Computer Index	100.00	98.51	80.71	125.56	158.02	186.22

* $100 invested on 4/1/07 in stock or 3/30/07 in index, including reinvestment of dividends.
Indexes calculated on month-end basis.

Item 6. *Selected Financial Data*

The following selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes thereto appearing elsewhere in this report.

	Year Ended(1)				
	April 1, 2012	April 3, 2011	March 28, 2010(2)	March 29, 2009	March 30, 2008
	(In thousands, except per share amounts)				
Statement of Operations Data					
Net revenues	$558,608	$558,375	$518,471	$600,192	$570,927
Cost of revenues	177,704	176,959	167,107	180,526	176,215
Gross profit	380,904	381,416	351,364	419,666	394,712
Operating expenses:					
Engineering and development	138,768	125,219	116,789	109,015	111,216
Sales and marketing	77,370	73,965	68,881	76,399	74,132
General and administrative	35,299	34,148	34,242	32,639	34,049
Special charges	—	373	5,163	3,062	4,915
Total operating expenses	251,437	233,705	225,075	221,115	224,312
Operating income	129,467	147,711	126,289	198,551	170,400
Interest and other income, net	3,959	5,187	10,601	2,134	14,024
Income from continuing operations before income taxes	133,426	152,898	136,890	200,685	184,424
Income taxes	13,983	11,552	69,345	76,234	66,843
Income from continuing operations	119,443	141,346	67,545	124,451	117,581
Discontinued operations:					
Income (loss) from operations, net of income taxes	910	(2,256)	(12,597)	(15,662)	(21,371)
Gain on sale, net of income taxes	109,083	—	—	—	—
Income (loss) from discontinued operations	109,993	(2,256)	(12,597)	(15,662)	(21,371)
Net income	$229,436	$139,090	$ 54,948	$108,789	$ 96,210
Income from continuing operations per share:					
Basic	$ 1.17	$ 1.31	$ 0.58	$ 0.97	$ 0.83
Diluted	$ 1.16	$ 1.29	$ 0.58	$ 0.97	$ 0.82
Income (loss) from discontinued operations per share:					
Basic	$ 1.08	$ (0.02)	$ (0.11)	$ (0.12)	$ (0.15)
Diluted	$ 1.07	$ (0.02)	$ (0.11)	$ (0.12)	$ (0.15)
Net income per share:					
Basic	$ 2.25	$ 1.29	$ 0.47	$ 0.85	$ 0.68
Diluted	$ 2.23	$ 1.27	$ 0.47	$ 0.85	$ 0.67
Balance Sheet Data					
Cash and cash equivalents and investment securities	$537,955	$384,076	$375,673	$378,269	$376,409
Total assets	913,418	757,207	750,737	780,290	810,966
Total stockholders' equity	759,843	601,164	583,339	626,545	665,916

(1) The statement of operations data for all periods reflects the operating results of the InfiniBand business as discontinued operations.

(2) In fiscal 2010, we completed the acquisition of NetXen, Inc.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our audited consolidated financial statements and related notes. In this discussion and elsewhere in this report, we make forward-looking statements. These forward-looking statements are made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, descriptions of our expectations regarding future trends affecting our business and other statements regarding future events or our objectives, goals, strategies, beliefs and underlying assumptions that are other than statements of historical fact. When used in this report, the words "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," "will" and similar expressions, or the negative of such expressions, are intended to identify these forward-looking statements. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of several factors, including, but not limited to those factors set forth and discussed in Part I, Item 1A "Risk Factors" and elsewhere in this report. In light of the significant uncertainties inherent in the forward-looking information included in this report, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. You are cautioned, therefore, not to place undue reliance on these forward-looking statements, which are made only as of the date of this report. We undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We design and supply high performance network infrastructure products that provide, enhance and manage computer data communication. These products facilitate the rapid transfer of data and enable efficient resource sharing between servers, networks and storage. Our products are used in enterprise data centers, cloud computing, Web 2.0 and other environments dependent on high performance, reliable data networking.

Our products are based primarily on Fibre Channel and Ethernet technologies and are used in connection with storage networks, local area networks, and converged networks. Storage networks are used to provide data across enterprise environments. Fibre Channel is currently the dominant technology for enterprise storage networking. Local area networks, or LANs, are used to provide workstation-to-server, server-to-server, and server-to-storage connectivity using Ethernet. Converged networks are designed to address the evolving data center by consolidating and unifying various classes of connectivity and networks, such as storage area networks and LANs, using Ethernet speeds of 10Gb per second and greater. Fibre Channel over Ethernet, or FCoE, is a converged networking technology that uses an Ethernet LAN for both storage and local area data transmission, thus combining the benefits of Fibre Channel technology with the pervasiveness of Ethernet-based networks. Similarly, Internet Small Computer System Interface, or iSCSI, is an alternative to FCoE, also providing storage over Ethernet capabilities. Our converged products can operate individually as 10Gb Ethernet network products, FCoE products, iSCSI products, or in combination as multi-protocol products.

We classify our products into three broad categories: Host Products, Network Products and Silicon Products. Host Products consist of Fibre Channel adapters, iSCSI adapters, FCoE converged network adapters, and 10Gb Ethernet adapters. Network Products consist of blade, edge and high-port count modular-chassis Fibre Channel switches, Fibre Channel virtualized pass-through modules, universal access point switches, Enhanced Ethernet pass-through modules and storage routers. Silicon Products consist of Fibre Channel controllers, iSCSI controllers, converged network controllers, Ethernet controllers, converged switch controllers, and converged LAN on Motherboard, or cLOM, controllers.

Our products are sold worldwide, primarily to original equipment manufacturers, or OEMs, and distributors. Our customers rely on our various networking infrastructure products to deliver solutions to information technology professionals in virtually every business sector. Our products are found primarily in server and storage subsystem solutions that are used by small, medium and large enterprises with critical business data requirements. These products are incorporated in solutions from a number of server and storage system OEM customers, including Cisco Systems, Inc., Dell Inc., EMC Corporation, Fujitsu Ltd., Hewlett-Packard Company, International Business Machines Corporation, NetApp, Inc. and Oracle Corporation.

We use a fifty-two/fifty-three week fiscal year ending on the Sunday nearest March 31. Fiscal years 2012 and 2010 each comprised fifty-two weeks and ended on April 1, 2012 and March 28, 2010, respectively. Fiscal year 2011 comprised fifty-three weeks and ended on April 3, 2011. The additional week in fiscal year 2011 did not have a material impact on our results of operations.

Disposition of Business

In February 2012, we completed the sale of the product lines and certain assets associated with our InfiniBand business (the IB Business) to Intel Corporation and received $125.0 million in cash. The assets sold consisted primarily of intellectual property, inventories and property and equipment. In addition, Intel agreed to assume certain liabilities related to the IB Business. We recognized an after-tax gain on the sale of the IB Business of $109.1 million. As a result of this divestiture, our consolidated financial statements for all periods present the operations of the IB Business as discontinued operations. The following discussion and analysis is based on our continuing operations and excludes any results or discussion of our discontinued operations.

Fiscal Year and Fourth Quarter Financial Highlights and Other Information

Net revenues for fiscal 2012 of $558.6 million were consistent with fiscal 2011. Income from continuing operations for fiscal 2012 was $119.4 million, or $1.16 per diluted share, compared to $141.3 million, or $1.29 per diluted share, in fiscal 2011. During fiscal 2012, we generated $166.2 million of cash from operations, received $125.0 million of cash proceeds from the sale of the IB Business and used $126.9 million of cash to purchase common stock under our stock repurchase program.

A summary of the key factors and significant events that impacted our financial performance during the fourth quarter of fiscal 2012 are as follows:

- Net revenues of $135.1 million for the fourth quarter of fiscal 2012 decreased 8% from $146.1 million in the fourth quarter of fiscal 2011. The fourth quarter of fiscal 2011 included fourteen weeks compared to thirteen weeks in the fourth quarter of fiscal 2012. Revenues from Host Products were $105.6 million compared to $109.0 million in the fourth quarter of fiscal 2011. Revenues from Network Products were $16.4 million compared to $21.0 million in the same quarter of fiscal 2011. Revenues from Silicon Products were $13.1 million compared to $16.1 million in the fourth quarter of fiscal 2011.

- Gross profit as a percentage of net revenues was 67.6% for the fourth quarter of fiscal 2012 compared to 68.5% in the fourth quarter of fiscal 2011.

- Operating income as a percentage of net revenues for the fourth quarter of fiscal 2012 was 21.4% compared to 26.8% in the fourth quarter of fiscal 2011.

- Income from continuing operations was $29.5 million, or $0.29 per diluted share, in the fourth quarter of fiscal 2012 compared to $36.8 million, or $0.34 per diluted share, in the fourth quarter of fiscal 2011.

- Cash, cash equivalents and marketable securities increased to $538.0 million as of April 1, 2012 from $384.1 million as of April 3, 2011.

- Accounts receivable was $76.6 million as of April 1, 2012 compared to $70.1 million as of April 3, 2011. Days sales outstanding (DSO) in receivables was 52 days as of April 1, 2012.

- Inventories decreased to $19.7 million as of April 1, 2012 from $26.9 million as of April 3, 2011. Our annualized inventory turns were 8.9 in the fourth quarter of fiscal 2012.

Results of Operations

Net Revenues

A summary of our net revenues by product category is as follows:

	2012	2011	2010
	(Dollars in millions)		
Net revenues:			
Host Products	$429.8	$422.1	$393.9
Network Products	72.5	85.3	82.3
Silicon Products	56.3	51.0	42.3
Total net revenues	$558.6	$558.4	$518.5
Percentage of net revenues:			
Host Products	77%	76%	76%
Network Products	13	15	16
Silicon Products	10	9	8
Total net revenues	100%	100%	100%

Historically, the global marketplace for network infrastructure solutions has expanded in response to the information requirements of enterprise data centers, cloud computing, Web 2.0 and other environments dependent on high performance, reliable data networking. The markets we serve have been characterized by rapid advances in technology and related product performance, which has generally resulted in declining average selling prices over time. In general, our revenues have been favorably affected by increases in units sold as a result of market expansion and the release of new products. The favorable effect on our revenues as a result of increases in volume has been partially offset by the impact of declining average selling prices on a like-for-like product comparison basis.

The United States and other countries around the world have experienced, and may continue to experience, economic weakness and uncertainty. Economic uncertainty has adversely affected, and in the future may adversely affect, information technology spending rates. Accordingly, it is extremely difficult for us to forecast future sales levels and historical information may not be indicative of future trends.

Our net revenues are derived from the sale of Host Products, Network Products and Silicon Products. Net revenues of $558.6 million for fiscal 2012 were consistent with fiscal 2011. Revenue from Host Products increased $7.7 million, or 2%, and revenue from Silicon Products increased $5.3 million, or 10%. Revenue from Network Products decreased $12.8 million, or 15%. The increase in revenue from Host Products was primarily due to a 4% increase in the average selling price of the adapters sold due to a favorable change in product mix, partially offset by a 2% decrease in the quantity sold. The increase in revenue from Silicon Products was due to a 16% increase in the average selling price of the chips sold due to a favorable change in product mix, partially offset by a 5% decrease in the quantity sold. The decrease in revenue from Network Products was primarily due to a decrease in the quantity of switches sold.

Net revenues for fiscal 2011 of $558.4 million increased 8% from $518.5 million for fiscal 2010. This increase was primarily the result of a $28.2 million, or 7%, increase in revenue from Host Products and an $8.7 million, or 21%, increase in revenue from Silicon Products. The increase in revenue from Host Products was primarily due to an increase in the quantity of adapters sold. The increase in revenue from Silicon Products was due primarily to an increase in the quantity of chips sold.

A small number of our customers account for a substantial portion of our net revenues, and we expect that a small number of customers will continue to represent a substantial portion of our net revenues for the foreseeable future. Our top ten customers accounted for 86%, 85% and 88% of net revenues during fiscal 2012, 2011 and 2010, respectively.

A summary of our customers, including their manufacturing subcontractors, that represent 10% or more of our net revenues is as follows:

	2012	2011	2010
Hewlett-Packard	27%	26%	25%
IBM	18%	19%	19%
Dell	11%	11%	11%

We believe our major customers continually evaluate whether or not to purchase products from alternative or additional sources. Accordingly, there can be no assurance that a major customer will not reduce, delay or eliminate its purchases from us. Any such reduction, delay or loss of purchases could have a material adverse effect on our business, financial condition or results of operations.

Net revenues by geographic area are as follows:

	2012	2011	2010
		(In millions)	
United States	$239.2	$244.7	$235.2
Asia-Pacific and Japan	178.7	155.2	129.6
Europe, Middle East and Africa	113.9	125.4	121.7
Rest of world	26.8	33.1	32.0
	$558.6	$558.4	$518.5

Revenues by geographic area are presented based upon the ship-to location of the customer, which is not necessarily indicative of the location of the ultimate end-user of our products. No individual country other than the United States and China represented 10% or more of net revenues for any of the years presented. Net revenues from customers in China were $72.6 million, $76.7 million and $65.7 million for fiscal 2012, 2011 and 2010, respectively.

Gross Profit

Gross profit represents net revenues less cost of revenues. Cost of revenues consists primarily of the cost of purchased products, assembly and test services; costs associated with product procurement, inventory management, logistics and product quality; and the amortization of purchased intangible assets. A summary of our gross profit and related percentage of net revenues is as follows:

	2012	2011	2010
		(Dollars in millions)	
Gross profit	$380.9	$381.4	$351.4
Percentage of net revenues	68.2%	68.3%	67.8%

Gross profit for fiscal 2012 decreased $0.5 million from gross profit for fiscal 2011 and was consistent as a percentage of revenue compared to the prior year.

Gross profit for fiscal 2011 increased $30.0 million, or 9%, from gross profit for fiscal 2010 and increased as a percentage of revenue to 68.3% for fiscal 2011 from 67.8% for the prior year. The increase in gross profit percentage was primarily due to higher volumes to absorb manufacturing costs and a favorable change in product mix.

Our ability to maintain our current gross profit percentage may be significantly affected by factors such as manufacturing volumes over which fixed costs are absorbed, sales discounts and customer incentives, component costs, the mix of products shipped, the transition to new products, competitive price pressures, the timeliness of volume shipments of new products, our ability to achieve manufacturing cost reductions, and amortization and impairments of purchased intangible assets. We anticipate that it will continue to be difficult to reduce manufacturing costs. As a result of these and other factors, our gross profit percentage may decline in future periods.

Operating Expenses

Our operating expenses are summarized in the following table:

	2012	2011	2010
	(Dollars in millions)		
Operating expenses:			
Engineering and development	$138.8	$125.2	$116.8
Sales and marketing	77.3	74.0	68.9
General and administrative	35.3	34.1	34.2
Special charges	—	0.4	5.2
Total operating expenses	$251.4	$233.7	$225.1
Percentage of net revenues:			
Engineering and development	24.8%	22.4%	22.5%
Sales and marketing	13.9	13.3	13.3
General and administrative	6.3	6.1	6.6
Special charges	—	0.1	1.0
Total operating expenses	45.0%	41.9%	43.4%

Engineering and Development. Engineering and development expenses consist primarily of compensation and related employee benefit costs, service and material costs, occupancy and equipment costs and related computer support costs. During fiscal 2012, engineering and development expenses increased to $138.8 million from $125.2 million in fiscal 2011. The increase was primarily due to a $9.5 million increase in cash compensation and related employee benefit costs, primarily due to an increase in headcount related to our planned incremental investments to drive future revenue growth, and a $3.8 million increase in equipment depreciation and maintenance costs.

During fiscal 2011, engineering and development expenses increased to $125.2 million from $116.8 million in fiscal 2010. The increase was primarily due to a $10.2 million increase in cash compensation and related employee benefit costs primarily due to an increase in headcount.

We believe continued investments in engineering and development activities are critical to achieving future design wins, expansion of our customer base and revenue growth opportunities.

Sales and Marketing. Sales and marketing expenses consist primarily of compensation and related employee benefit costs, sales commissions, promotional activities and travel for sales and marketing personnel. Sales and marketing expenses increased to $77.4 million for fiscal 2012 from $74.0 million for fiscal 2011. The increase in sales and marketing expenses was primarily due to an increase in cash compensation and related employee benefit costs, principally due to an increase in headcount.

Sales and marketing expenses increased to $74.0 million for fiscal 2011 from $68.9 million for fiscal 2010. The increase in sales and marketing expenses was primarily due to a $3.0 million increase in cash compensation and related employee benefit costs, primarily due to higher headcount and increased commissions.

We believe continued investments in our sales and marketing organizational infrastructure and related marketing programs are critical to the success of our strategy of expanding our customer base and enhancing relationships with our existing customers.

General and Administrative. General and administrative expenses consist primarily of compensation and related employee benefit costs for executive, finance, accounting, human resources, legal and information technology personnel. Non-compensation components of general and administrative expenses include accounting, legal and other professional fees, facilities expenses and other corporate expenses. General and administrative expenses increased to $35.3 million for fiscal 2012 from $34.1 million for fiscal 2011 primarily due to an increase in cash compensation and related employee benefit costs. General and administrative expenses of $34.1 million for fiscal 2011 were consistent with fiscal 2010.

Special Charges. During fiscal 2011, we recorded special charges of $0.4 million consisting of exit costs associated with severance benefits for involuntarily-terminated employees.

During fiscal 2010, we recorded special charges totaling $5.2 million related to the consolidation of facilities and workforce reductions. The special charges consisted primarily of $3.1 million of exit costs related to facilities under non-cancelable leases that we ceased using during fiscal 2010 and $1.5 million of exit costs associated with severance benefits for involuntarily-terminated employees.

As of April 1, 2012, the unpaid exit costs, consisting of facilities related charges, totaled $1.9 million and are expected to be paid over the terms of the related agreements through fiscal 2018.

Interest and Other Income, Net

Components of our interest and other income, net, are as follows:

	2012	2011	2010
		(In millions)	
Interest income	$ 3.4	$ 3.6	$ 5.4
Net gains on investment securities	1.1	2.2	5.0
Other	(0.5)	(0.6)	0.2
	$ 4.0	$ 5.2	$10.6

Income Taxes

Our provision for income taxes is $14.0 million, $11.6 million and $69.3 million for fiscal 2012, 2011 and 2010, respectively.

Our effective income tax rate was 10% in fiscal 2012, 8% in fiscal 2011 and 51% in fiscal 2010. The decrease in our effective tax rate in fiscal 2011 from fiscal 2010 was primarily due to our foreign operations generating a higher portion of our taxable income, which is taxed at more favorable rates. In addition, during the third quarter of fiscal 2011, we recorded $15.0 million of third quarter specific income tax benefits related to the expiration of certain statutes of limitation, the retroactive reinstatement of the federal research tax credit and certain other items. Our fiscal 2010 annual effective tax rate was impacted by a $29.7 million tax charge in the fourth quarter of fiscal 2010 related to an amendment of a technology license agreement with one of our international subsidiaries. As a result of the amendment, we determined that all payment obligations under the license agreement had been satisfied.

Our federal consolidated income tax returns for fiscal years 2008 and 2009 are currently under examination by the Internal Revenue Service. We do not believe that the results of these examinations will have a material impact on our financial condition or results of operations.

Given the global scope of our operations, and the complexity of global tax and transfer pricing rules and regulations, it is difficult to estimate earnings within each tax jurisdiction. If actual earnings within each tax jurisdiction differ materially from our estimates, we may not achieve our expected effective tax rate.

Additionally, our effective tax rate may be impacted by other items including the tax effects of acquisitions, dispositions, newly enacted tax legislation, examinations by tax authorities, stock-based compensation and uncertain tax positions.

Liquidity and Capital Resources

Our combined balances of cash, cash equivalents and marketable securities increased to $538.0 million as of April 1, 2012 from $384.1 million as of April 3, 2011. As of April 1, 2012 and April 3, 2011, our international subsidiaries held $351.0 million and $258.3 million, respectively, of our total cash, cash equivalents and marketable securities. These holdings by our international subsidiaries as of April 1, 2012 consisted primarily of debt securities due from U.S. issuers, including the U.S. government and related agencies, and U.S. dollar denominated cash and money market funds. Certain foreign regulations could impact our ability to transfer funds to the United States. We currently intend to reinvest the funds held outside of the United States in our international operations and, as a result, do not intend to repatriate these funds. Should we decide to repatriate funds held outside of the United States, we may incur a significant tax obligation.

We believe that existing cash, cash equivalents, marketable securities and expected cash flow from operations will provide sufficient funds to finance our operations for at least the next twelve months. However, it is possible that we may need to supplement our existing sources of liquidity to finance our activities beyond the next twelve months or for the future acquisition of businesses, products or technologies and there can be no assurance that sources of liquidity will be available to us at that time.

Cash provided by operating activities decreased to $166.2 million for fiscal 2012 from $190.6 million for fiscal 2011. Operating cash flow for fiscal 2012 consisted of our net income of $229.4 million, including a $103.5 million gain on sale of the IB Business, and net non-cash expenses of $65.4 million, partially offset by net cash used as a result of changes in operating assets and liabilities of $25.1 million. The changes in operating assets and liabilities included a $16.3 million use of cash for accrued taxes, primarily due to estimated tax payments remitted during the fiscal year.

Cash provided by operating activities increased to $190.6 million for fiscal 2011 from $161.8 million for fiscal 2010. Operating cash flow for fiscal 2011 consisted of our net income of $139.1 million and net non-cash expenses of $75.2 million, partially offset by net cash used as a result of changes in operating assets and liabilities of $23.7 million. The changes in operating assets and liabilities included a $15.5 million decrease in accrued taxes and a $7.5 million increase in inventories. The decrease in accrued taxes was primarily due to the expiration of certain statutes of limitation, the retroactive reinstatement of the federal research tax credit and the timing of payment obligations. The increase in inventories was primarily due to advanced purchases of silicon chips to maintain flexibility due to long lead times for these products.

Operating cash flow for fiscal 2010 consisted of our net income of $54.9 million, net non-cash expenses of $78.0 million and net cash provided as a result of changes in operating assets and liabilities of $28.9 million. The changes in operating assets and liabilities included a $21.9 million decrease in inventories and an $11.8 million increase in accrued taxes, partially offset by a $6.0 million decrease in accrued compensation. The decrease in inventories was primarily associated with the completion of a planned contract manufacturer transition in fiscal 2010, which started in fiscal 2009 and resulted in higher inventory levels at the end of fiscal 2009, and higher product shipments during the fourth quarter of fiscal 2010 compared to the prior year. The increase in accrued taxes was primarily due to the timing of expected payment obligations. The decrease in accrued compensation was primarily related to decreased incentive compensation.

Cash used in investing activities was $47.8 million for fiscal 2012 and consisted of $140.0 million of net purchases of available-for-sale securities and $32.8 million of purchases of property and equipment, partially offset by $125.0 million of proceeds from the sale of the IB Business. Cash used in investing activities was $74.8 million for fiscal 2011 and consisted primarily of $75.7 million of net purchases of available-for-sale securities and $23.3 million of purchases of property and equipment, partially offset by $23.8 million of proceeds from the disposition of trading securities. Cash used in investing activities was $42.9 million for fiscal 2010 and consisted of $24.5 million of purchases of property and equipment, $20.4 million of net purchases of available-for-sale securities, and $14.9 million for the acquisition of NetXen, Inc. (net of cash acquired), partially offset by $11.4 million of proceeds from the disposition of trading securities and distributions totaling $5.5 million from our cost basis investments.

As our business grows, we expect capital expenditures to increase in the future as we continue to invest in machinery and equipment, more costly engineering and production tools for new technologies, and enhancements to our corporate information technology infrastructure.

Cash used in financing activities was $101.7 million for fiscal 2012 and consisted of our purchase of $126.9 million of common stock under our stock repurchase programs and $5.5 million for minimum tax withholdings paid on behalf of employees for restricted stock units that vested during the year, partially offset by $30.7 million of proceeds from the issuance of common stock and excess tax benefits from stock-based awards. Cash used in financing activities was $158.2 million for fiscal 2011 and consisted of our purchase of $189.2 million of common stock under our stock repurchase programs and $6.8 million for minimum tax withholdings paid on behalf of employees for restricted stock units that vested during the year, partially offset by $37.8 million of proceeds from the issuance of common stock and excess tax benefits from stock-based awards. Cash used in financing activities was $132.3 million for fiscal 2010 and consisted of our purchase of $163.4 million of common stock under our stock repurchase programs, $2.9 million for minimum tax withholdings paid on behalf of employees for restricted stock units that vested during the year and the repayment of a $0.9 million line of credit assumed in the NetXen acquisition, partially offset by $34.9 million of proceeds from the issuance of common stock and excess tax benefits from stock-based awards.

Our cash flows from discontinued operations did not have a material effect on our total cash flows from operating, investing and financing activities, except for the proceeds received from the sale of the IB Business during fiscal 2012. Accordingly, we do not expect the divestiture of the IB Business to materially impact our cash flows in future periods.

Since fiscal 2003, we have had various stock repurchase programs that authorized the purchase of up to $1.95 billion of our outstanding common stock, including a program approved in November 2011 authorizing the repurchase of up to $200 million of our outstanding common stock. As of April 1, 2012, we had repurchased a total of 111.9 million shares of common stock under our stock repurchase programs for an aggregate purchase price of $1.76 billion. Pursuant to the existing stock repurchase program, we are authorized to repurchase shares with an aggregate cost of up to $189.7 million as of April 1, 2012.

We have certain contractual obligations and commitments to make future payments in the form of non-cancelable purchase orders to our suppliers and commitments under operating lease arrangements. A summary of our contractual obligations as of April 1, 2012, and their impact on our cash flows in future fiscal years, is as follows:

	2013	2014	2015	2016	2017	Thereafter	Total
				(In millions)			
Operating leases	$ 9.4	$8.6	$5.6	$1.9	$1.9	$2.1	$29.5
Non-cancelable purchase obligations	38.1	—	—	—	—	—	38.1
Total	$47.5	$8.6	$5.6	$1.9	$1.9	$2.1	$67.6

The amount of unrecognized tax benefits, including related accrued interest and penalties, was $64.9 million as of April 1, 2012. We are not able to provide a reasonable estimate of the timing of future tax payments related to these obligations.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenues and expenses during the reporting period. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, including the current economic environment, the results of which form the basis for making judgments about the carrying values of assets and liabilities. We believe the accounting policies described below to be our most critical accounting policies. These accounting policies are affected significantly by judgments, assumptions and estimates used in the preparation of the financial statements and actual results could differ materially from the amounts reported based on these policies.

Revenue Recognition

We recognize revenue from product sales when all of the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured.

For all sales, we use a binding purchase order or a signed agreement as evidence of an arrangement. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with the customer. The customer's obligation to pay and the payment terms are set at the time of delivery and are not dependent on the subsequent resale of the product. However, certain of our sales are made to distributors under agreements that contain a limited right to return unsold product and price protection provisions. These return rights and price protection provisions limit our ability to reasonably estimate product returns and the final price of the inventory sold to distributors. As a result, the price to the customer is not fixed or determinable at the time products are delivered to distributors. Accordingly, we recognize revenue from these distributors based on the sell-through method using inventory information provided by the distributor. At times, we provide standard incentive programs to our customers. We account for our competitive pricing incentives and rebates as a reduction of revenue in the period the related revenue is recorded based on the specific program criteria and historical experience. In addition, we record provisions against revenue and cost of revenue for estimated product returns in the same period that revenue is recognized. These provisions are based on historical experience as well as specifically identified product returns. Service and other revenue is recognized when earned and receipt is reasonably assured.

For those sales that include multiple deliverables, we allocate revenue based on the relative selling price of the individual components. When more than one element, such as hardware and services, are contained in a single arrangement, we allocate revenue between the elements based on each element's relative selling price, provided that each element meets the criteria for treatment as a separate unit of accounting. When applying the relative selling price method, we determine the selling price for each deliverable using vendor-specific objective evidence (VSOE) of the selling price, if it exists. In order to establish VSOE of the selling price, we must regularly sell the product and/or service on a standalone basis with a substantial majority of the sales priced within a relatively narrow range. If VSOE of the selling price cannot be determined, we then consider third party evidence (TPE) of the selling price. Generally, we are not able to determine TPE due to the lack of similar products and services sold by other companies within the industry. If neither VSOE nor TPE exists, we determine the estimated selling price based on multiple factors including, but not limited to, cost, gross margin, market conditions and pricing practices. Revenue allocated to each element is then recognized when the basic revenue recognition criteria is met for each deliverable.

We sell certain software products and related post-contract customer support. We recognize revenue from software products when all of the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is probable. Revenue is allocated to undelivered elements based upon VSOE of the fair value of the element. VSOE of the fair value is based upon the price charged when the element is sold separately. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. If we are unable to determine VSOE of fair value for an undelivered element, the entire amount of revenue from the arrangement is deferred and recognized over the service period or when all elements have been delivered.

Stock-Based Compensation

We recognize compensation expense for all stock-based awards made to employees and non-employee directors, including stock options, restricted stock units and stock purchases under our Employee Stock Purchase Plan (the ESPP), based on estimated fair values on the measurement date, which is generally the date of grant. Stock-based compensation is recognized for the portion of the award that is ultimately expected to vest. Forfeitures are estimated at the time of grant based on historical trends and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We recognize stock-based compensation expense for awards that are subject to only a service condition on a straight-line basis over the requisite service period for the entire award, which is the vesting period for stock options and restricted stock units, and the offering period for the ESPP. For all other stock-based awards, stock-based compensation is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. The determination of fair value of stock-based awards on the date of grant using an option-pricing model is affected by our stock price, as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. In estimating expected stock price volatility, we use a combination of both historical volatility, calculated based on the daily closing prices of our common stock over a period equal to the expected term of the option, and implied volatility, utilizing market data of actively traded options on our common stock. We believe that the historical volatility of the price of our common stock over the expected term of the option is a strong indicator of the expected future volatility. We also believe that implied volatility takes into consideration market expectations of how future volatility will differ from historical volatility. Accordingly, we believe a combination of both historical and implied volatility provides the best estimate of the future volatility of the market price of our common stock. Changes in the subjective assumptions can materially affect the estimated fair value of stock-based awards.

Income Taxes

We utilize the asset and liability method of accounting for income taxes. Income tax positions taken or expected to be taken in a tax return should be recognized in the first reporting period that it is more likely than not the tax position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Previously recognized income tax positions that fail to meet the recognition threshold in a subsequent period are derecognized in that period. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known. We record potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Deferred income taxes are recognized for the future tax consequences of temporary differences using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences include the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realized. An adjustment to earnings would occur if we determine that we are able to realize a different amount of our deferred tax assets than currently expected.

As a multinational corporation, we are subject to complex tax laws and regulations in various jurisdictions. The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws themselves are subject to change as a result of changes in fiscal policy, changes in legislation, evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional liabilities or potentially to reverse previously recorded tax liabilities. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known.

Investment Securities

Investment securities include available-for-sale securities, trading securities and other investment securities. Our investment securities are classified in the consolidated balance sheets based on the nature of the security and the availability for use in current operations.

Available-for-sale securities are recorded at fair value, based on quoted market prices or other observable inputs. Unrealized gains and losses, net of related income taxes, on available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized.

Trading securities are recorded at fair value with unrealized holding gains and losses included in earnings and reported in interest and other income, net. In the absence of quoted market prices, these securities are valued based on an income approach using an estimate of future cash flows.

Other investment securities are accounted for under the cost method and recorded at the lower of fair value or cost.

We recognize an impairment charge on available-for-sale securities when the decline in the fair value of an investment below its cost basis is judged to be other-than-temporary. If we intend to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, we would recognize the entire impairment in earnings. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the other-than-temporary impairment related to other factors is recognized in other comprehensive income, net of applicable taxes. Significant judgment is required in determining the fair value of investment securities in inactive markets as well as determining when declines in fair value constitute an other-than-temporary impairment and the portion of any impairment that is due to a credit loss. We consider various factors in determining whether to recognize an impairment charge, including the current financial and credit market environment, the financial condition and near-term prospects of the issuer of the security, the magnitude of the unrealized loss compared to the cost of the investment, the length of time the investment has been in a loss position and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value.

Realized gains or losses are determined on a specific identification basis and reported in interest and other income, net, as incurred.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. We write down the carrying value of our inventory to estimated net realizable value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions. These assumptions are based on economic conditions and trends (both current and projected), anticipated customer demand and acceptance of our current products, expected future products and other assumptions. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. Once we write down the carrying value of inventory, a new cost basis is established. Subsequent changes in facts and circumstances do not result in an increase in the newly established cost basis.

Goodwill and Other Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of future amortization. The amount assigned to in-process research and development is capitalized and accounted for as an indefinite-lived intangible asset until the underlying projects are completed or abandoned.

Goodwill is not amortized but instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate a potential impairment, by comparing the carrying value to the fair value of the reporting unit to which the goodwill is assigned. A two-step test is used to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, goodwill is considered impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. We perform the annual test for impairment as of the first day of our fiscal fourth quarter.

During the annual goodwill impairment test in fiscal 2012, we completed step one and determined that there was no impairment of goodwill since the fair value (based on quoted market price) of the reporting unit exceeded its carrying value. In addition, as a result of the sale of the IB Business, we performed an additional impairment test and again determined that there was no impairment of goodwill. Based on these impairment tests, we believe that we have no at-risk goodwill.

The initial recording and subsequent evaluation for impairment of goodwill and purchased intangible assets requires the use of significant management judgment regarding the forecasts of future operating results. It is possible that our business plans may change and our estimates used may prove to be inaccurate. If our actual results or estimates used in future impairment analyses are lower than current estimates, we could incur impairment charges.

Long-Lived Assets

Long-lived assets, including property and equipment and purchased intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Significant judgment is required in determining whether a potential indicator of impairment of our long-lived assets exists. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If such an asset or asset group is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell. Estimating future net cash flows and determining proper asset groupings for the purpose of this impairment test requires the use of significant management judgment. If our actual results, or estimates used in future impairment analyses, are lower than our current estimates, we could incur impairment charges.

Item 7a. ***Quantitative and Qualitative Disclosures About Market Risk***

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of April 1, 2012, the carrying value of our cash and cash equivalents approximates fair value.

We maintain a portfolio of marketable securities consisting primarily of U.S. government and agency securities, corporate debt obligations, asset and mortgage-backed securities and municipal bonds, the majority of which have remaining terms of three years or less. We are exposed to fluctuations in interest rates as movements in interest rates can result in changes in the market value of our investments in debt securities. However, due to the short-term expected duration of our portfolio of marketable securities, we do not believe that we are subject to material interest rate risk.

In accordance with our investment guidelines, we only invest in instruments with high credit quality ratings and we limit our exposure to any one issuer or type of investment. Our portfolio of marketable securities as of April 1, 2012 consists of $373.4 million of securities that are classified as available-for-sale. As of April 1, 2012, we had gross unrealized losses associated with our available-for-sale securities of $0.3 million that were determined by management to be temporary in nature.

We do not use derivative financial instruments.

Item 8. ***Financial Statements and Supplementary Data***

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
QLogic Corporation:

We have audited the accompanying consolidated balance sheets of QLogic Corporation and subsidiaries as of April 1, 2012 and April 3, 2011, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 1, 2012. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule of valuation and qualifying accounts as listed in the index under Item 15(a)(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of QLogic Corporation and subsidiaries as of April 1, 2012 and April 3, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended April 1, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QLogic Corporation's internal control over financial reporting as of April 1, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 24, 2012, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Irvine, California
May 24, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
QLogic Corporation:

We have audited QLogic Corporation's internal control over financial reporting as of April 1, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). QLogic Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, QLogic Corporation maintained, in all material respects, effective internal control over financial reporting as of April 1, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QLogic Corporation and subsidiaries as of April 1, 2012 and April 3, 2011, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 1, 2012, and our report dated May 24, 2012, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Irvine, California
May 24, 2012

QLOGIC CORPORATION

CONSOLIDATED BALANCE SHEETS
April 1, 2012 and April 3, 2011

	2012	2011
	(In thousands, except share and per share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 164,516	$ 147,780
Marketable securities	373,439	236,296
Accounts receivable, less allowance for doubtful accounts of $1,446 and $1,536 as of April 1, 2012 and April 3, 2011, respectively	76,588	70,134
Inventories	19,724	26,931
Deferred tax assets	16,780	17,754
Other current assets	35,842	20,753
Total current assets	686,889	519,648
Property and equipment, net	78,010	77,134
Goodwill	110,976	119,748
Purchased intangible assets, net	5,277	12,694
Deferred tax assets	30,558	25,333
Other assets	1,708	2,650
	$ 913,418	$ 757,207
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 34,198	$ 34,816
Accrued compensation	28,326	25,858
Accrued taxes	2,799	6,012
Deferred revenue	6,504	10,431
Other current liabilities	9,390	5,221
Total current liabilities	81,217	82,338
Accrued taxes	64,853	62,565
Other liabilities	7,505	11,140
Total liabilities	153,575	156,043
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value; 500,000,000 shares authorized; 210,688,000 and 208,042,000 shares issued as of April 1, 2012 and April 3, 2011, respectively	211	208
Additional paid-in capital	901,734	844,546
Retained earnings	1,617,201	1,387,765
Accumulated other comprehensive income	1,033	614
Treasury stock, at cost: 111,911,000 and 103,325,000 shares as of April 1, 2012 and April 3, 2011, respectively	(1,760,336)	(1,631,969)
Total stockholders' equity	759,843	601,164
	$ 913,418	$ 757,207

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
Years Ended April 1, 2012, April 3, 2011 and March 28, 2010

	2012	2011	2010
	(In thousands, except per share amounts)		
Net revenues	$558,608	$558,375	$518,471
Cost of revenues	177,704	176,959	167,107
Gross profit	380,904	381,416	351,364
Operating expenses:			
Engineering and development	138,768	125,219	116,789
Sales and marketing	77,370	73,965	68,881
General and administrative	35,299	34,148	34,242
Special charges	—	373	5,163
Total operating expenses	251,437	233,705	225,075
Operating income	129,467	147,711	126,289
Interest and other income, net	3,959	5,187	10,601
Income from continuing operations before income taxes	133,426	152,898	136,890
Income taxes	13,983	11,552	69,345
Income from continuing operations	119,443	141,346	67,545
Discontinued operations:			
Income (loss) from operations, net of income taxes	910	(2,256)	(12,597)
Gain on sale, net of income taxes	109,083	—	—
Income (loss) from discontinued operations	109,993	(2,256)	(12,597)
Net income	$229,436	$139,090	$ 54,948
Income from continuing operations per share:			
Basic	$ 1.17	$ 1.31	$ 0.58
Diluted	$ 1.16	$ 1.29	$ 0.58
Income (loss) from discontinued operations per share:			
Basic	$ 1.08	$ (0.02)	$ (0.11)
Diluted	$ 1.07	$ (0.02)	$ (0.11)
Net income per share:			
Basic	$ 2.25	$ 1.29	$ 0.47
Diluted	$ 2.23	$ 1.27	$ 0.47
Number of shares used in per share calculations:			
Basic	101,766	107,647	116,037
Diluted	102,711	109,192	117,364

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
Years Ended April 1, 2012, April 3, 2011 and March 28, 2010

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
	Outstanding Shares	Amount					
			(In thousands)				
Balance at March 29, 2009	119,531	$202	$712,064	$1,193,727	$ 634	$(1,280,082)	$ 626,545
Net income	—	—	—	54,948	—	—	54,948
Change in unrealized gains and losses on marketable securities, net of income taxes	—	—	—	—	572	—	572
Comprehensive income							55,520
Issuance of common stock under stock-based awards	2,772	3	31,497	—	—	—	31,500
Decrease in excess tax benefits from stock-based awards	—	—	(1,278)	—	—	—	(1,278)
Stock-based compensation	—	—	35,232	—	—	—	35,232
Common stock issued related to business acquisition	112	—	1,338	—	—	—	1,338
Purchases of treasury stock	(10,108)	—	—	—	—	(165,518)	(165,518)
Balance at March 28, 2010	112,307	205	778,853	1,248,675	1,206	(1,445,600)	583,339
Net income	—	—	—	139,090	—	—	139,090
Change in unrealized gains and losses on marketable securities, net of income taxes	—	—	—	—	(592)	—	(592)
Comprehensive income							138,498
Issuance of common stock under stock-based awards	3,121	3	29,307	—	—	—	29,310
Increase in excess tax benefits from stock-based awards	—	—	805	—	—	—	805
Stock-based compensation	—	—	35,007	—	—	—	35,007
Common stock issued related to business acquisition	28	—	574	—	—	—	574
Purchases of treasury stock	(10,739)	—	—	—	—	(186,369)	(186,369)
Balance at April 3, 2011	104,717	208	844,546	1,387,765	614	(1,631,969)	601,164
Net income	—	—	—	229,436	—	—	229,436
Change in unrealized gains and losses on marketable securities, net of income taxes	—	—	—	—	419	—	419
Comprehensive income							229,855
Issuance of common stock under stock-based awards	2,646	3	24,485	—	—	—	24,488
Increase in excess tax benefits from stock-based awards	—	—	111	—	—	—	111
Stock-based compensation	—	—	32,592	—	—	—	32,592
Purchases of treasury stock	(8,586)	—	—	—	—	(128,367)	(128,367)
Balance at April 1, 2012	98,777	$211	$901,734	$1,617,201	$1,033	$(1,760,336)	$ 759,843

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended April 1, 2012, April 3, 2011 and March 28, 2010

	2012	2011	2010
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 229,436	$ 139,090	$ 54,948
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	27,626	29,777	31,803
Stock-based compensation	32,592	35,007	35,694
Amortization of acquisition-related intangible assets	4,015	4,623	8,331
Deferred income taxes	(4,813)	4,425	5,999
Gain on sale of business	(103,509)	—	—
Other non-cash items	5,946	1,341	(3,892)
Changes in operating assets and liabilities, net of acquisition and disposition:			
Accounts receivable	(6,533)	3,113	(4,432)
Inventories	(843)	(7,528)	21,920
Other assets	361	770	487
Accounts payable	(4,908)	(3,192)	240
Accrued compensation	2,468	3,705	(6,036)
Accrued taxes	(16,265)	(15,522)	11,827
Deferred revenue	(2,345)	(1,041)	612
Other liabilities	2,935	(4,011)	4,271
Net cash provided by operating activities	166,163	190,557	161,772
Cash flows from investing activities:			
Purchases of available-for-sale securities	(573,635)	(278,878)	(244,083)
Proceeds from sales and maturities of available-for-sale securities	433,644	203,160	223,729
Proceeds from disposition of trading securities	—	23,800	11,425
Distributions from other investment securities	—	329	5,464
Purchases of property and equipment	(32,731)	(23,260)	(24,528)
Proceeds from sale of business	124,969	—	—
Acquisition of business, net of cash acquired	—	—	(14,931)
Net cash used in investing activities	(47,753)	(74,849)	(42,924)
Cash flows from financing activities:			
Proceeds from issuance of common stock under stock-based awards	29,961	36,090	34,375
Excess tax benefits from stock-based awards	708	1,674	591
Minimum tax withholding paid on behalf of employees for restricted stock units	(5,473)	(6,780)	(2,875)
Purchases of treasury stock	(126,870)	(189,220)	(163,419)
Payoff of line of credit assumed in acquisition	—	—	(934)
Net cash used in financing activities	(101,674)	(158,236)	(132,262)
Net increase (decrease) in cash and cash equivalents	16,736	(42,528)	(13,414)
Cash and cash equivalents at beginning of year	147,780	190,308	203,722
Cash and cash equivalents at end of year	$ 164,516	$ 147,780	$ 190,308
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$ 25,311	$ 17,000	$ 36,937

See accompanying notes to consolidated financial statements.

QLOGIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies

General Business Information

QLogic Corporation (QLogic or the Company) designs and supplies high performance network infrastructure products that provide, enhance and manage computer data communication. The Company's products are used in enterprise data centers, cloud computing, Web 2.0 and other environments dependent on high performance, reliable data networking. The Company's products are based primarily on Fibre Channel and Ethernet technologies and are used in connection with storage networks, local area networks (LAN) and converged networks. The Company's products primarily consist of adapters, switches, storage routers and application-specific integrated circuits and are sold worldwide, primarily to original equipment manufacturers (OEMs) and distributors.

The Company classifies its products into three broad categories: Host Products, Network Products and Silicon Products. Host Products consist of Fibre Channel adapters, Internet Small Computer Systems Interface (iSCSI) adapters, Fibre Channel over Ethernet (FCOE) converged network adapters, and 10Gb Ethernet adapters. Network Products consist of blade, edge and high-port count modular-chassis Fibre Channel switches, Fibre Channel virtualized pass-through modules, universal access point switches, Enhanced Ethernet pass-through modules and storage routers. Silicon Products consist of Fibre Channel controllers, iSCSI controllers, converged network controllers, Ethernet controllers, converged switch controllers, and converged LAN on Motherboard (cLOM) controllers.

Principles of Consolidation

The consolidated financial statements include the financial statements of QLogic Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Financial Reporting Period

The Company uses a fifty-two/fifty-three week fiscal year ending on the Sunday nearest March 31. Fiscal years 2012 and 2010 each comprised fifty-two weeks and ended on April 1, 2012 and March 28, 2010, respectively. Fiscal year 2011 comprised fifty-three weeks and ended on April 3, 2011.

Basis of Presentation

In February 2012, the Company completed the sale of the product lines and certain assets associated with its InfiniBand business (the IB Business). The IB Business meets the criteria to be presented as discontinued operations. As a result of this divestiture, the Company's consolidated financial statements for all periods present the operations of the IB Business as discontinued operations.

Certain immaterial reclassifications have been made to prior year amounts to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. Among the significant estimates affecting the consolidated financial statements are those related to revenue recognition, stock-based compensation, income taxes, investment securities, inventories, goodwill and long-lived assets.

The Company evaluates its estimates on an ongoing basis using historical experience and other factors, including the current economic environment. Significant judgment is required in determining whether a group of assets disposed or to be disposed of meets the criteria for presentation as discontinued operations and in identifying the appropriate amounts to present as discontinued operations. In addition, significant judgment is required in determining the Company's tax filing positions and the related assessment of recognition and measurement of uncertain tax positions. Additionally, significant judgment is required in determining whether a potential indicator of impairment of the Company's long-lived assets exists and in estimating future cash flows for the purpose of any necessary impairment tests. Significant judgment is also required in determining the fair value of assets acquired and liabilities assumed in a business combination, including the fair value of identifiable intangible assets. As future events unfold and their effects cannot be determined with precision, actual results could differ significantly from management's estimates.

Revenue Recognition

The Company recognizes revenue from product sales when all of the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is reasonably assured.

For all sales, the Company uses a binding purchase order or a signed agreement as evidence of an arrangement. Delivery occurs when goods are shipped and title and risk of loss transfer to the customer, in accordance with the terms specified in the arrangement with the customer. The customer's obligation to pay and the payment terms are set at the time of delivery and are not dependent on the subsequent resale of the product. However, certain of the Company's sales are made to distributors under agreements that contain a limited right to return unsold product and price protection provisions. These return rights and price protection provisions limit the Company's ability to reasonably estimate product returns and the final price of the inventory sold to distributors. As a result, the price to the customer is not fixed or determinable at the time products are delivered to distributors. Accordingly, the Company recognizes revenue from these distributors based on the sell-through method using inventory information provided by the distributor. At times, the Company provides standard incentive programs to its customers. The Company accounts for its competitive pricing incentives and rebates as a reduction of revenue in the period the related revenue is recorded based on the specific program criteria and historical experience. In addition, the Company records provisions against revenue and cost of revenue for estimated product returns in the same period that revenue is recognized. These provisions are based on historical experience as well as specifically identified product returns. Service and other revenue is recognized when earned and receipt is reasonably assured.

For those sales that include multiple deliverables, the Company allocates revenue based on the relative selling price of the individual components. When more than one element, such as hardware and services, are contained in a single arrangement, the Company allocates revenue between the elements based on each element's relative selling price, provided that each element meets the criteria for treatment as a separate unit of accounting. When applying the relative selling price method, the Company determines the selling price for each deliverable using vendor-specific objective evidence (VSOE) of the selling price, if it exists. In order to establish VSOE of the selling price, the Company must regularly sell the product and/or service on a standalone basis with a substantial majority of the sales priced within a relatively narrow range. If VSOE of the selling price cannot be determined, the Company then considers third party evidence (TPE) of the selling price. Generally, the Company is not able to determine TPE due to the lack of similar products and services sold by other companies within the industry. If neither VSOE nor TPE exists, the Company determines the estimated selling price based on multiple factors including, but not limited to, cost, gross margin, market conditions and pricing practices. Revenue allocated to each element is then recognized when the basic revenue recognition criteria is met for each deliverable.

The Company sells certain software products and related post-contract customer support. The Company recognizes revenue from software products when all of the following fundamental criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price to the customer is fixed or determinable and (iv) collection of the resulting accounts receivable is probable. Revenue is allocated to undelivered elements based upon VSOE of the fair value of the element. VSOE of the fair value is based upon the price charged when the element is sold separately. Revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for each element. If the Company is unable to determine VSOE of fair value for an undelivered element, the entire amount of revenue from the arrangement is deferred and recognized over the service period or when all elements have been delivered.

Stock-Based Compensation

The Company recognizes compensation expense for all stock-based awards made to employees and non-employee directors, including stock options, restricted stock units and stock purchases under its Employee Stock Purchase Plan (the ESPP), based on estimated fair values on the measurement date, which is generally the date of grant. Stock-based compensation is recognized for the portion of the award that is ultimately expected to vest. Forfeitures are estimated at the time of grant based on historical trends and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company recognizes stock-based compensation expense for awards that are subject to only a service condition on a straight-line basis over the requisite service period for the entire award, which is the vesting period for stock options and restricted stock units, and the offering period for the ESPP. For all other stock-based awards, stock-based compensation is recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. The determination of fair value of stock-based awards on the date of grant using an option-pricing model is affected by the Company's stock price, as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. In estimating expected stock price volatility, the Company uses a combination of both historical volatility, calculated based on the daily closing prices of its common stock over a period equal to the expected term of the option, and implied volatility, utilizing market data of actively traded options on its common stock.

Research and Development

Research and development costs, including costs related to the development of new products and process technology, are expensed as incurred.

Advertising Costs

The Company expenses all advertising costs as incurred and such costs were not material to the consolidated statements of income for all periods presented.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Income tax positions taken or expected to be taken in a tax return should be recognized in the first reporting period that it is more likely than not the tax position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Previously recognized income tax positions that fail to meet the recognition threshold in a subsequent period are derecognized in that period. Differences between actual results and the Company's assumptions, or changes in its assumptions in future periods, are recorded in the period they become known. The Company records potential accrued interest and penalties related to unrecognized tax benefits in income tax expense.

Deferred income taxes are recognized for the future tax consequences of temporary differences using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences include the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date. A valuation allowance is recorded when it is more likely than not that some or all of a deferred tax asset will not be realized.

Income from Continuing Operations per Share

The Company computes basic income from continuing operations per share based on the weighted-average number of common shares outstanding during the periods presented. Diluted income from continuing operations per share is computed based on the weighted-average number of common and dilutive potential common shares outstanding using the treasury stock method. The Company has granted stock options, restricted stock units and other stock-based awards, which have been treated as dilutive potential common shares in computing diluted income from continuing operations per share.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and trade accounts receivable. Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits.

The Company invests primarily in debt securities, the majority of which are high investment grade. In accordance with the Company's investment policy, exposure to credit risk is limited by the diversification and investment in highly-rated securities.

The Company sells its products to OEMs and distributors throughout the world. As of April 1, 2012 and April 3, 2011, the Company had three customers that individually accounted for 10% or more of the Company's accounts receivable. These customers, all of which were OEMs of servers and workstations, accounted for an aggregate of 68% and 74% of the Company's accounts receivable as of April 1, 2012 and April 3, 2011, respectively. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Sales to customers are denominated in U.S. dollars. As a result, the Company believes its foreign currency risk is minimal.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less on their acquisition date to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Investment Securities

Investment securities include available-for-sale marketable securities, trading securities and other investment securities and are classified in the consolidated balance sheets based on the nature of the security and the availability for use in current operations.

Available-for-sale securities are recorded at fair value, based on quoted market prices or other observable inputs. Unrealized gains and losses, net of related income taxes, on available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized.

Trading securities are recorded at fair value with unrealized holding gains and losses included in earnings and reported in interest and other income, net. In the absence of quoted market prices, these securities are valued based on an income approach using an estimate of future cash flows.

Other investment securities are accounted for under the cost method and recorded at the lower of fair value or cost.

The Company recognizes an impairment charge on available-for-sale securities when the decline in the fair value of an investment below its cost basis is judged to be other-than-temporary. If the Company intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the Company would recognize the entire impairment in earnings. If the Company does not intend to sell the security and it is not more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the other-than-temporary impairment related to other factors is recognized in other comprehensive income, net of applicable taxes. The Company considers various factors in determining whether to recognize an impairment charge, including the current financial and credit market environment, the financial condition and near-term prospects of the issuer of the security, the magnitude of the unrealized loss compared to the cost of the investment, the length of time the investment has been in a loss position and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value.

Realized gains or losses are determined on a specific identification basis and reported in interest and other income, net, as incurred.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of the Company's customers to make required payments. This reserve is determined by analyzing specific customer accounts, applying estimated loss rates to the aging of remaining accounts receivable balances, and considering the impact of the current economic environment where appropriate.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. The Company writes down the carrying value of inventory to estimated net realizable value for estimated excess and obsolete inventory based upon assumptions about future demand and market conditions. These assumptions are based on economic conditions and trends (both current and projected), anticipated customer demand and acceptance of the

Company's current products, expected future products and other assumptions. Once the Company writes down the carrying value of inventory, a new cost basis is established. Subsequent changes in facts and circumstances do not result in an increase in the newly established cost basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives of 39.5 years for buildings, five to fifteen years for building and land improvements, and two to five years for other property and equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the related asset.

Goodwill and Other Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired. The amounts and useful lives assigned to intangible assets acquired, other than goodwill, impact the amount and timing of future amortization. The amount assigned to in-process research and development is capitalized and accounted for as an indefinite-lived intangible asset until the underlying projects are completed or abandoned.

Goodwill is not amortized but instead is tested at least annually for impairment, or more frequently when events or changes in circumstances indicate a potential impairment, by comparing the carrying value to the fair value of the reporting unit to which the goodwill is assigned. A two-step test is used to identify the potential impairment and to measure the amount of impairment, if any. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, goodwill is considered impaired and the loss is measured by performing step two. Under step two, the impairment loss is measured by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Management determined that the Company has a single reporting unit for the purpose of testing goodwill for impairment. The Company performs the annual test for impairment as of the first day of its fiscal fourth quarter.

Long-Lived Assets

Long-lived assets, including property and equipment and purchased intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If such an asset or asset group is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds the fair value of the asset or asset group. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Purchased intangible assets consist primarily of technology acquired in business acquisitions. Purchased intangible assets that have definite lives are amortized on a straight-line basis over the estimated useful lives of the related assets, generally ranging from three to seven years.

Warranty

The Company's products typically carry a warranty for periods of up to five years. The Company records a liability for product warranty obligations in the period the related revenue is recorded based on historical warranty experience. Warranty expense and the corresponding liability were not material to the consolidated financial statements for all periods presented.

Comprehensive Income

Comprehensive income includes all changes in equity other than transactions with stockholders. The Company's accumulated other comprehensive income consists primarily of unrealized gains (losses) on available-for-sale securities, net of income taxes.

Foreign Currency Translation

Assets and liabilities of the Company's foreign subsidiaries that operate where the functional currency is the local currency are translated to U.S. dollars at exchange rates in effect at the balance sheet date, and income and expense accounts are translated at average exchange rates during the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income. Accumulated other comprehensive income related to translation adjustments was not material to the consolidated financial statements for all periods presented. Gains and losses resulting from transactions denominated in currencies other than the functional currency are included in interest and other income, net, and were not material to the consolidated statements of income for all periods presented.

Recently Adopted Accounting Standards

In September 2009, the Financial Accounting Standards Board reached a consensus on Accounting Standards Update (ASU) 2009-13, "Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements" and ASU 2009-14, "Software (Topic 985) — Certain Revenue Arrangements That Include Software Elements." ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 establishes a selling price hierarchy that allows for the use of an estimated selling price to determine the allocation of arrangement consideration to a deliverable in a multiple-element arrangement where neither VSOE nor third-party evidence is available for that deliverable. Overall arrangement consideration is allocated at the inception of the arrangement to all deliverables based on their relative selling prices. The residual method of allocating arrangement consideration has been eliminated. ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product's essential functionality. The Company adopted the provisions of these standards beginning in the first quarter of fiscal 2012 on a prospective basis. The adoption of these standards did not have a material impact on the Company's consolidated financial statements.

Note 2. Discontinued Operations

On February 29, 2012, the Company completed the sale of the product lines and certain assets associated with its InfiniBand business to Intel Corporation and received $125.0 million in cash. In addition, Intel agreed to assume certain liabilities related to the IB Business. The assets sold consisted primarily of intellectual property, inventories and property and equipment. The Company recognized a gain on the sale of the IB Business of $103.5 million. The components of the gain on sale are as follows:

	(In thousands)
Proceeds from sale	$124,969
Inventories	(8,050)
Property and equipment, net	(3,359)
Purchased intangible assets, net	(5,336)
Goodwill	(8,772)
Deferred revenue	5,379
Other	(1,322)
	$103,509

As of April 1, 2012, all material retained assets and liabilities of the IB Business have been recovered or settled by the Company. In connection with the divestiture, the Company entered into an agreement to provide certain transition services to Intel for a period not to exceed one year from the date of sale.

Income from discontinued operations consists of direct revenues and direct expenses of the IB Business, including cost of revenues, as well as other fixed and allocated costs to the extent that such costs were eliminated as a result of the transaction. General corporate overhead costs have not been allocated to discontinued operations. A summary of the operating results of the IB Business included in discontinued operations in the consolidated statements of income is as follows:

	2012	2011	2010
		(In thousands)	
Net revenues	$36,199	$38,824	$ 30,599
Loss from operations before income taxes	$ (2,913)	$ (8,115)	$(27,183)

Note 3. Business Acquisition

On April 27, 2009, the Company acquired NetXen, Inc. (NetXen) in a merger transaction. Cash consideration was $17.6 million for all outstanding NetXen capital stock. NetXen developed, marketed and sold Ethernet adapter and controller products targeted at the enterprise server market. The acquisition agreement required that $5.1 million of the consideration be placed into an escrow account in connection with certain representations and warranties. The escrowed amounts were accounted for as cash consideration as of the date of acquisition. During fiscal 2012, the Company received $1.4 million from the escrow account to settle all outstanding claims and has included the amount in the Company's consolidated statement of income for fiscal 2012. As of April 1, 2012, no amounts remain in the escrow account.

Note 4. Investment Securities

The Company's portfolio of available-for-sale marketable securities consists of the following:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)		
April 1, 2012				
U.S. government and agency securities	$141,680	$ 257	$ (78)	$141,859
Corporate debt obligations	166,763	1,071	(166)	167,668
Asset and mortgage-backed securities	46,395	272	(73)	46,594
Municipal bonds	16,548	22	(2)	16,568
Other debt securities	750	—	—	750
	$372,136	$1,622	$(319)	$373,439
April 3, 2011				
U.S. government and agency securities	$ 55,875	$ 94	$(216)	$ 55,753
Corporate debt obligations	137,706	1,012	(282)	138,436
Asset and mortgage-backed securities	22,249	293	(52)	22,490
Municipal bonds	17,941	10	(10)	17,941
Non-U.S. government and agency securities	1,676	—	—	1,676
	$235,447	$1,409	$(560)	$236,296

The amortized cost and estimated fair value of debt securities as of April 1, 2012, by contractual maturity, are presented below. Expected maturities will differ from contractual maturities because the issuers of securities may have the right to repay obligations without prepayment penalties. Certain debt instruments, although possessing a contractual maturity greater than one year, are classified as short-term marketable securities based on their ability to be traded on active markets and availability for current operations.

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due in one year or less	$ 71,344	$ 71,702
Due after one year through three years	205,258	205,905
Due after three years through five years	45,519	45,618
Due after five years	50,015	50,214
	$372,136	$373,439

The following table presents the Company's marketable securities with unrealized losses by investment category and length of time that individual securities have been in a continuous unrealized loss position as of April 1, 2012 and April 3, 2011.

	Less Than 12 Months		12 Months or Greater		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In thousands)			
April 1, 2012						
U.S. government and agency securities	$ 76,239	$ (78)	$ —	$—	$ 76,239	$ (78)
Corporate debt obligations	66,997	(166)	—	—	66,997	(166)
Asset and mortgage-backed securities	12,996	(69)	139	(4)	13,135	(73)
Municipal bonds	1,978	(2)	—	—	1,978	(2)
	$158,210	$(315)	$139	$ (4)	$158,349	$(319)
April 3, 2011						
U.S. government and agency securities	$ 25,712	$(216)	$ —	$—	$ 25,712	$(216)
Corporate debt obligations	60,595	(282)	—	—	60,595	(282)
Asset and mortgage-backed securities	7,991	(52)	—	—	7,991	(52)
Municipal bonds	1,866	(10)	—	—	1,866	(10)
	$ 96,164	$(560)	$ —	$—	$ 96,164	$(560)

As of April 1, 2012 and April 3, 2011, the fair value of certain of the Company's available-for-sale marketable securities was less than their cost basis. Management reviewed various factors in determining whether to recognize an impairment charge related to these unrealized losses, including the current financial and credit market environment, the financial condition and near-term prospects of the issuer of the investment security, the magnitude of the unrealized loss compared to the cost of the investment, the length of time the investment had been in a loss position and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery of market value. As of April 1, 2012 and April 3, 2011, the Company determined that the unrealized losses were temporary in nature and recorded them as a component of accumulated other comprehensive income.

Trading Securities

Until full liquidation of the Company's portfolio of trading securities during fiscal 2011, the Company's trading securities included investments in auction rate securities (ARS). During late fiscal 2008, the market auctions of many ARS began to fail, including auctions for the ARS held by the Company. In November 2008, the Company entered into an agreement with the broker for all of the ARS held by the Company, which provided the Company with certain rights (ARS Rights), in exchange for the release of potential claims and damages against the broker. The ARS Rights entitled the Company to sell the related ARS back to the broker for a price equal to the liquidation preference of the ARS plus accrued but unpaid dividends or interest, if any, which price is referred to as "par." The ARS Rights agreement resulted in put options that were recognized as free standing assets separate from the ARS. The Company elected to measure the put options at fair value. In connection with the election to measure the put options at fair value, the Company classified these financial instruments as trading securities.

During fiscal 2011, the Company received $9.3 million of proceeds in connection with the redemption of certain ARS by the respective issuers. In addition, during fiscal 2011, the Company exercised the ARS Rights and sold all of its remaining ARS investments to the broker at par for cash totaling $14.5 million.

Note 5. Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. A description of the three levels of inputs is as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.
- Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets measured at fair value on a recurring basis as of April 1, 2012 and April 3, 2011 are as follows:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Total
	(In thousands)			
April 1, 2012				
Cash and cash equivalents	$162,266	$ 2,250	$—	$164,516
Marketable securities:				
U.S. government and agency securities	141,859	—	—	141,859
Corporate debt obligations	—	167,668	—	167,668
Asset and mortgage-backed securities	—	46,594	—	46,594
Municipal bonds	—	16,568	—	16,568
Other debt securities	—	750	—	750
	141,859	231,580	—	373,439
	$304,125	$233,830	$—	$537,955
April 3, 2011				
Cash and cash equivalents	$146,281	$ 1,499	$—	$147,780
Marketable securities:				
U.S. government and agency securities	55,753	—	—	55,753
Corporate debt obligations	—	138,436	—	138,436
Asset and mortgage-backed securities	—	22,490	—	22,490
Municipal bonds	—	17,941	—	17,941
Non-U.S. government and agency securities	—	1,676	—	1,676
	55,753	180,543	—	236,296
	$202,034	$182,042	$—	$384,076

The Company's investments classified within Level 2 were primarily valued based on valuations obtained from a third-party pricing service. To estimate fair value, the pricing service utilizes industry standard valuation models, including both income and market-based approaches for which all significant inputs are observable either directly or indirectly. The Company obtained documentation from the pricing service as to the methodology and summary of inputs used for the various types of securities. The pricing service maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. These observable inputs include reported trades and broker/dealer quotes of the same or similar securities, issuer credit spreads, benchmark securities and other observable inputs. The Company compares valuation information from the pricing service with other pricing sources to validate the reasonableness of the valuations.

The Company's investments in auction rate securities and the related put options were classified within Level 3 because there were no active markets for these securities and the Company was unable to obtain independent valuations from market sources. Therefore, the auction rate securities and the related put options were primarily valued based on an income approach using estimates of future cash flows. The assumptions used in preparing these discounted cash flow models included estimates for the amount and timing of future interest and principal payments, the collateralization of underlying security investments, the creditworthiness of the issuer and the rate of return required by investors to own these securities, including call and liquidity premiums.

A summary of the changes in Level 3 assets measured at fair value on a recurring basis is as follows:

Year Ended April 3, 2011	Balance March 28, 2010	Total Realized Gains (Losses)	Sales and Other Settlements	Balance April 3, 2011
		(In thousands)		
Auction rate securities	$22,317	$ 1,483	$(23,800)	$ —
Put options related to auction rate securities	1,439	(1,439)	—	—
	$23,756	$ 44	$(23,800)	$ —

Note 6. Inventories

Components of inventories are as follows:

	2012	2011
	(In thousands)	
Raw materials	$ 3,743	$ 5,702
Finished goods	15,981	21,229
	$19,724	$26,931

Note 7. Property and Equipment

Components of property and equipment are as follows:

	2012	2011
	(In thousands)	
Land	$ 11,663	$ 11,663
Buildings and improvements	41,186	40,984
Production and test equipment	193,820	187,655
Furniture and fixtures	7,946	7,958
	254,615	248,260
Less accumulated depreciation and amortization	176,605	171,126
	$ 78,010	$ 77,134

Note 8. Goodwill

As of April 1, 2012 and April 3, 2011, the Company's recorded balance of goodwill was $111.0 million and $119.7 million, respectively. The Company assesses its goodwill for impairment on an annual basis and when events or changes in circumstances indicate a potential impairment may exist. During the annual goodwill impairment test, the Company completed step one and determined that there was no impairment of goodwill since the fair value (based on quoted market price) of the reporting unit exceeded its carrying value.

In connection with the sale of the IB Business, the Company allocated $8.7 million of the carrying value of its goodwill to the IB Business and wrote off this amount as part of the divestiture. The allocated amount was determined on a pro rata basis based on the consideration received from the sale of the IB Business and the fair value of the reporting unit as of the date the IB Business was sold. As a result of the divestiture, the Company performed an additional impairment test and determined that there was no impairment of goodwill since the fair value (based on quoted market price) of the reporting unit exceeded its carrying value on the date of the sale.

Note 9. Purchased Intangible Assets

Purchased intangible assets consist of the following:

	April 1, 2012			April 3, 2011		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(In thousands)					
Acquisition-related intangibles:						
Core/developed technology	$ 8,900	$5,750	$3,150	$45,700	$34,479	$11,221
Other	1,010	589	421	1,010	387	623
	9,910	6,339	3,571	46,710	34,866	11,844
Other purchased intangibles:						
Technology-related	2,713	1,007	1,706	2,384	1,534	850
	$12,623	$7,346	$5,277	$49,094	$36,400	$12,694

A summary of the amortization expense, by classification, included in the consolidated statements of income is as follows:

	2012	2011	2010
	(In thousands)		
Continuing operations — cost of revenues	$1,023	$1,023	$1,333
Discontinued operations	3,160	3,845	7,605
	$4,183	$4,868	$8,938

The following table presents the estimated future amortization expense of purchased intangible assets as of April 1, 2012:

Fiscal	(In thousands)
2013	$1,223
2014	1,374
2015	1,193
2016	1,172
2017	315
	$5,277

Note 10. Stockholders' Equity

Capital Stock

The Company's authorized capital consists of 1 million shares of preferred stock, par value $0.001 per share, and 500 million shares of common stock, par value $0.001 per share. As of April 1, 2012 and April 3, 2011, the Company had 210.7 million and 208.0 million shares of common stock issued, respectively. As of April 1, 2012, 32.3 million shares of common stock were reserved for the exercise of issued and unissued stock-based awards and 1.1 million shares were reserved for issuance in connection with the Company's Employee Stock Purchase Plan.

Treasury Stock

Since fiscal 2003, the Company has had various stock repurchase programs that authorized the purchase of up to $1.95 billion of the Company's outstanding common stock, including a program approved in November 2011 authorizing the repurchase of up to $200 million of the Company's outstanding common stock over a two-year period. During fiscal 2012, the Company purchased 8.6 million shares of its common stock for an aggregate purchase price of $128.4 million. During fiscal 2011, the Company purchased 10.7 million shares of its common stock for an aggregate purchase price of $186.4 million. As of April 1, 2012, the Company had purchased a total of 111.9 million shares of common stock under these repurchase programs for an aggregate purchase price of $1.76 billion.

Repurchased shares have been recorded as treasury shares and will be held unless and until the Company's Board of Directors designates that these shares be retired or used for other purposes.

Note 11. Stock-Based Compensation

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan (the ESPP) that operates in accordance with Section 423 of the Internal Revenue Code. The ESPP is administered by the Compensation Committee of the Board of Directors. Under the ESPP, employees of the Company who elect to participate are granted options to purchase common stock at a 15% discount from the lower of the market value of the common stock at the beginning or end of each three-month offering period. The ESPP permits an enrolled employee to make contributions to purchase shares of common stock by having withheld from their salary an amount between 1% and 10% of compensation. The total number of shares issued under the ESPP was 556,000, 449,000 and 560,000 during fiscal 2012, 2011 and 2010, respectively.

Stock Incentive Compensation Plans

The Company may grant stock-based awards to employees and directors under the QLogic 2005 Performance Incentive Plan (the 2005 Plan). Prior to the adoption of the 2005 Plan in August 2005, the Company granted options to purchase shares of the Company's common stock to employees and directors under certain predecessor stock plans. Additionally, the Company has assumed stock options as part of acquisitions.

The 2005 Plan provides for the issuance of incentive and non-qualified stock options, restricted stock units and other stock-based incentive awards for employees. The 2005 Plan permits the Compensation Committee of the Board of Directors to select eligible employees to receive awards and to determine the terms and conditions of awards. In general, stock options granted to employees have ten-year terms and vest over four years from the date of grant. Restricted stock units represent a right to receive a share of stock at a future vesting date with no cash payment from the holder. In general, restricted stock units granted to employees vest over four years from the date of grant.

Under the terms of the 2005 Plan, as amended, non-employee directors receive grants of stock-based awards upon initial election or appointment to the Board of Directors and upon annual reelection to the Board. The target fair value of such grants are determined by reference to the equity compensation for non-employee directors of the Company's peer group of companies. The target value is then allocated 100% to a non-qualified stock option grant in the case of the initial grant and allocated 35% to a restricted stock unit award and 65% to a non-qualified stock option grant in the case of the annual grant. All stock options and restricted stock units granted to non-employee directors have ten-year terms and vest from one to three years from the date of grant.

The Company also entered into a stock-based performance plan in connection with a business acquisition in fiscal 2007. During fiscal 2011 and 2010 the Company issued 28,000 shares of common stock valued at $0.6 million and 112,000 shares of common stock valued at $1.3 million, respectively, under this performance plan.

As of April 1, 2012, options to purchase 19.0 million shares of common stock and 2.7 million restricted stock units were held by employees and non-employee directors. Shares available for future grant were 10.6 million under the 2005 Plan as of April 1, 2012. No further awards can be granted under any other plans.

A summary of stock option activity is as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(In thousands)			(In thousands)
Outstanding at March 29, 2009	25,940	$20.58		
Granted	3,853	14.06		
Exercised	(1,878)	14.89		
Forfeited (cancelled pre-vesting)	(499)	15.54		
Expired (cancelled post-vesting)	(3,160)	25.06		
Outstanding at March 28, 2010	24,256	19.50		
Granted	2,829	17.74		
Exercised	(2,091)	14.18		
Forfeited (cancelled pre-vesting)	(708)	15.42		
Expired (cancelled post-vesting)	(2,430)	32.13		
Outstanding at April 3, 2011	21,856	18.51		
Granted	1,630	15.73		
Exercised	(1,544)	14.83		
Forfeited (cancelled pre-vesting)	(686)	15.86		
Expired (cancelled post-vesting)	(2,245)	24.93		
Outstanding at April 1, 2012	19,011	$17.91	4.8	$24,634
Vested and expected to vest at April 1, 2012	18,683	$17.93	4.8	$24,196
Exercisable at April 1, 2012	15,161	$18.40	3.9	$17,591

A summary of restricted stock unit activity is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
	(In thousands)	
Outstanding and unvested at March 29, 2009	1,693	$16.18
Granted	1,488	13.85
Vested	(533)	16.65
Forfeited	(134)	15.85
Outstanding and unvested at March 28, 2010	2,514	14.78
Granted	965	17.79
Vested	(959)	15.31
Forfeited	(249)	15.11
Outstanding and unvested at April 3, 2011	2,271	15.80
Granted	1,656	15.63
Vested	(879)	15.58
Forfeited	(362)	15.82
Outstanding and unvested at April 1, 2012	2,686	$15.77

During fiscal 2012, 2011 and 2010, the Company issued 546,000, 581,000 and 334,000 shares of common stock, respectively, in connection with the vesting of restricted stock units. The difference between the number of restricted stock units vested and the shares of common stock issued is the result of restricted stock units withheld in satisfaction of minimum tax withholding obligations associated with the vesting.

During fiscal 2012, the Company granted 0.2 million restricted stock units with performance and service conditions to certain senior executives, which are not included in the above table. The evaluation of the performance criteria, and accordingly the determination of the ultimate number of shares earned under these restricted stock units, will be completed in the first quarter of fiscal 2013. The shares that are earned will vest over four years from the initial date of grant.

Stock-Based Compensation Expense

A summary of stock-based compensation expense, by functional line item in the consolidated statements of income, is as follows:

	2012	2011	2010
		(In thousands)	
Cost of revenues	$ 2,506	$ 2,247	$ 2,276
Engineering and development	14,199	14,222	14,094
Sales and marketing	6,667	6,768	6,182
General and administrative	8,316	8,398	7,910
Total continuing operations	31,688	31,635	30,462
Discontinued operations	904	3,372	5,232
	$32,592	$35,007	$35,694

In fiscal 2010, the Company granted 464,000 restricted stock units to employees that joined QLogic in connection with the acquisition of NetXen and recognized $1.3 million, $2.4 million and $1.6 million of stock-based compensation related to these awards during fiscal 2012, 2011 and 2010, respectively, which is included in the table above.

The fair value of stock options granted and shares to be purchased under the ESPP have been estimated at the date of grant using a Black-Scholes option-pricing model. The weighted-average fair values and underlying assumptions are as follows:

	2012		2011		2010	
	Stock Options	Employee Stock Purchase Plan	Stock Options	Employee Stock Purchase Plan	Stock Options	Employee Stock Purchase Plan
Fair value	$5.73	$3.49	$6.62	$3.95	$5.31	$3.50
Expected volatility	36%	36%	38%	36%	38%	42%
Risk-free interest rate	1.8%	0.1%	2.1%	0.2%	2.2%	0.1%
Expected life (years)	5.5	0.25	5.3	0.25	5.0	0.25
Dividend yield	—	—	—	—	—	—

Restricted stock units granted were valued based on the closing market price on the date of grant.

The Company recognized tax benefits related to stock-based compensation expense for fiscal 2012, 2011 and 2010 of $7.7 million, $7.1 million and $5.3 million, respectively. Stock-based compensation costs capitalized as part of the cost of assets for fiscal 2012, 2011 and 2010 were not material.

As of April 1, 2012, there was $51.7 million of total unrecognized compensation costs related to outstanding stock-based awards. These costs are expected to be recognized over a weighted-average period of 2.3 years.

During fiscal 2012, 2011 and 2010, the grant date fair value of options vested totaled $16.5 million, $18.5 million and $20.0 million, respectively. The intrinsic value of options exercised during fiscal 2012, 2011 and 2010 totaled $3.8 million, $8.4 million and $6.8 million, respectively. Intrinsic value of options exercised is calculated as the difference between the market price on the date of exercise and the exercise price multiplied by the number of options exercised.

The fair value of restricted stock units vested during fiscal 2012, 2011 and 2010 totaled $14.4 million, $17.1 million and $7.7 million, respectively.

The Company currently issues new shares to deliver common stock under its stock-based award plans.

Note 12. Employee Retirement Savings Plan

The Company has established a pretax savings plan under Section 401(k) of the Internal Revenue Code for substantially all U.S. employees. Under the plan, eligible employees are able to contribute up to 50% of their compensation, subject to limits specified in the Internal Revenue Code. Additionally, the Company periodically authorizes discretionary contributions to the plan. The Company's contributions on behalf of its employees totaled $1.1 million, $0.6 million and $0.1 million in fiscal 2012, 2011 and 2010, respectively.

The Company also maintains retirement plans in certain non-U.S. locations. The total expense and total obligation of the Company for these plans were not material to the consolidated financial statements for all periods presented.

Note 13. Special Charges

During fiscal 2011, the Company recorded special charges of $0.4 million consisting of exit costs associated with severance benefits for involuntarily-terminated employees, all of which were paid during fiscal 2011.

During fiscal 2010, the Company recorded special charges totaling $5.2 million related to the consolidation of facilities and workforce reductions. The special charges consisted primarily of $3.1 million of exit costs related to facilities under non-cancelable leases that the Company ceased using during fiscal 2010 and $1.5 million of exit costs associated with severance benefits for involuntarily-terminated employees (collectively, the Fiscal 2010 Initiative). In addition, the fiscal 2010 special charges included $0.6 million of additional exit costs related to facilities that the Company ceased using. As of April 1, 2012 and April 3, 2011, unpaid exit costs related to the Fiscal 2010 Initiative, consisting of facilities related charges, totaled $1.9 million and $2.3 million, respectively, and are expected to be paid over the terms of the related agreements through fiscal 2018.

Note 14. Interest and Other Income, net

Components of interest and other income, net, are as follows:

	2012	2011	2010
		(In thousands)	
Interest income	$3,405	$3,561	$ 5,399
Gain on sales of available-for-sale securities	1,839	2,158	4,521
Loss on sales of available-for-sale securities	(809)	(342)	(1,811)
Net gains on trading securities	—	44	426
Gain on distributions of other investment securities	—	328	1,846
Other	(476)	(562)	220
	$3,959	$5,187	$10,601

Note 15. Income Taxes

Income before income taxes from continuing operations consists of the following components:

	2012	2011	2010
		(In thousands)	
United States	$ 35,733	$ 55,595	$ 95,615
International	97,693	97,303	41,275
	$133,426	$152,898	$136,890

The components of income taxes from continuing operations are as follows:

	2012	2011	2010
		(In thousands)	
Current:			
Federal	$11,054	$(2,726)	$50,992
State	1,279	4,029	8,099
Foreign	1,904	4,645	2,134
Total current	14,237	5,948	61,225
Deferred:			
Federal	3,360	9,208	6,704
State	(4,781)	(2,223)	1,104
Foreign	1,167	(1,381)	312
Total deferred	(254)	5,604	8,120
	$13,983	$11,552	$69,345

The income tax benefit related to discontinued operations for fiscal 2012, 2011 and 2010 was $9.4 million, $5.9 million and $14.6 million, respectively. The income tax benefit for fiscal 2012 includes a $5.6 million net benefit associated with the sale of the IB Business, including the tax effect of the related liquidation of two domestic subsidiaries which were engaged in the IB Business. In connection with this liquidation, the Company recognized losses for tax purposes related to its investment in these subsidiaries. The tax benefit of these losses was substantially offset by the tax related to the gain on sale of the IB Business. The $5.6 million net tax benefit is included in the gain on sale from discontinued operations, net of income taxes, in the consolidated statement of income for fiscal 2012.

The effect of deferred taxes associated with the change in unrealized gains and losses on the Company's available-for-sale securities was immaterial for all periods presented and was recorded in other comprehensive income.

A reconciliation of the income tax provision with the amount computed by applying the federal statutory tax rate to income from continuing operations before income taxes is as follows:

	2012	2011	2010
		(In thousands)	
Expected income tax provision at the statutory rate	$ 46,699	$ 53,514	$47,912
State income taxes, net of federal tax benefit	1,198	3,680	4,358
Tax rate differential on foreign earnings and other international related tax items	(30,277)	(31,231)	20,987
Benefit from research and other credits	(5,090)	(6,728)	(4,261)
Stock-based compensation	2,602	3,679	2,608
Resolution of prior period tax matters	(2,530)	(10,995)	(634)
Other, net	1,381	(367)	(1,625)
	$ 13,983	$ 11,552	$69,345

The Company implemented a globalization initiative to expand its worldwide footprint beginning in fiscal 2005. As part of this initiative, certain intellectual property and other rights were licensed to one of the Company's international subsidiaries. During fiscal 2010, the license agreement was amended which resulted in a fully paid-up license. The Company recorded a tax charge of $29.7 million in fiscal 2010 related to the globalization initiative, primarily due to the amendment to the license agreement. As a result of the amendment, the Company determined that all payment obligations under the license agreement had been satisfied in fiscal 2010.

The components of the deferred tax assets and liabilities are as follows:

	2012	2011
	(In thousands)	
Deferred tax assets:		
Reserves and accruals not currently deductible	$19,830	$22,206
Stock-based compensation	17,237	14,570
Net operating loss carryforwards	14,635	14,443
Research credits	11,222	6,618
Investment securities	1,386	1,545
Other	2,828	3,194
Total gross deferred tax assets	67,138	62,576
Valuation allowance	(1,540)	(3,654)
Total deferred tax assets, net of valuation allowance	65,598	58,922
Deferred tax liabilities:		
State income taxes	8,266	6,036
Property and equipment	7,044	4,086
Research and development expenditures	2,924	3,348
Purchased intangible assets	26	2,365
Total deferred tax liabilities	18,260	15,835
Net deferred tax assets	$47,338	$43,087

Based upon the Company's current and historical pre-tax earnings, management believes it is more likely than not that the Company will realize the full benefit of the existing deferred tax assets as of April 1, 2012, except for the deferred tax assets related to certain investment securities and capital loss carryovers. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income or that there would be sufficient tax carrybacks available; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years.

The Company's deferred tax assets related to investment securities and capital loss carryovers consist primarily of temporary differences related to other-than-temporary impairments on the Company's investment securities and realized losses on dispositions of investment securities that are subject to limitations on deductibility. As a result of limitations on the deductibility of capital losses and other factors, management is currently unable to assert that it is more likely than not that the Company will realize the full benefit of these deferred tax assets. Accordingly, the Company had previously recorded a valuation allowance against these deferred tax assets. The balance of this valuation allowance was $1.5 million as of April 1, 2012 and April 3, 2011.

As of April 3, 2011, the Company's deferred tax assets relating to state net operating losses and state tax credits included attributes related to a subsidiary that filed state tax returns on a separate filing basis in certain tax jurisdictions. Based on various factors, including historical operating results, management was unable to assert that it was more likely than not that the Company would realize the benefit of these deferred tax assets and recorded a valuation allowance against these deferred tax assets of $2.2 million during fiscal 2011. In fiscal 2012, the Company wrote off these deferred tax assets and the related valuation allowance as a result of the sale of the IB business.

As of April 1, 2012, the Company has federal net operating loss carryforwards of $17.8 million, which will expire between fiscal 2027 and 2029, if not utilized, and state net operating loss carryforwards of $97.8 million, which will expire between fiscal 2017 and 2032, if not utilized. The Company also has state capital loss carryovers of $60.2 million, which will expire between fiscal 2013 and 2017, if not utilized, and state tax credit carryforwards of $10.8 million, which have no expiration date. The net operating loss carryforwards relating to acquired companies are subject to limitations on the timing of utilization.

The Company has made no provision for U.S. income taxes or foreign withholding taxes on the earnings of its foreign subsidiaries, as these amounts are intended to be indefinitely reinvested in operations outside the United States. As of April 1, 2012, the cumulative amount of undistributed earnings of the Company's foreign subsidiaries was $376.5 million. Because of the availability of U.S. foreign tax credits, it is not practicable to determine the U.S. federal income tax liability that would be payable if such earnings were not reinvested indefinitely.

The Company is no longer subject to federal income tax examinations prior to fiscal 2008 and California income tax examinations prior to fiscal 2009. The Company's federal consolidated income tax returns for fiscal years 2008 and 2009 are currently under examination by the Internal Revenue Service. With limited exceptions, the Company is no longer subject to other state and foreign income tax examinations by taxing authorities for periods prior to fiscal 2008. Management does not believe that the results of these examinations will have a material impact on the Company's financial condition or results of operations.

A rollforward of the activity in the gross unrecognized tax benefits is as follows:

	2012	2011
	(In thousands)	
Balance at beginning of year	$57,510	$65,385
Additions based on tax positions related to the current year	3,581	1,781
Additions for tax positions of prior years	140	472
Reductions for tax positions of prior years	(76)	(2,834)
Lapses of statute of limitations	(2,771)	(7,294)
Balance at end of year	$58,384	$57,510

If the unrecognized tax benefits as of April 1, 2012 were recognized, $57.2 million, net of $1.2 million of tax benefits from state income taxes, would favorably affect the Company's effective income tax rate.

In addition to the unrecognized tax benefits noted above, the Company had accrued $4.4 million and $3.4 million of interest expense, net of the related tax benefit, and penalties as of April 1, 2012 and April 3, 2011, respectively. The Company recognized interest expense (benefit), net of the related tax effect, and penalties aggregating $1.0 million, $0.1 million and $(0.1) million during fiscal 2012, 2011 and 2010, respectively.

Note 16. Income per Share

The following table sets forth the computation of basic and diluted income from continuing operations per share:

	2012	2011	2010
	(In thousands, except per share amounts)		
Income from continuing operations	$119,443	$141,346	$ 67,545
Shares:			
Weighted-average shares outstanding — basic	101,766	107,647	116,037
Dilutive potential common shares, using treasury stock method	945	1,545	1,327
Weighted-average shares outstanding — diluted	102,711	109,192	117,364
Income from continuing operations per share:			
Basic	$ 1.17	$ 1.31	$ 0.58
Diluted	$ 1.16	$ 1.29	$ 0.58

Stock-based awards, including stock options and restricted stock units, representing 16.6 million, 14.5 million and 20.5 million shares of common stock have been excluded from the diluted per share calculations for fiscal 2012, 2011 and 2010, respectively. These stock-based awards have been excluded from the diluted per share calculations because their effect would have been antidilutive.

Note 17. Commitments and Contingencies

Leases

The Company leases certain facilities, software and equipment under operating lease agreements. A summary of the future minimum lease commitments under non-cancelable operating leases as of April 1, 2012 is as follows:

Fiscal Year	(In thousands)
2013	$ 9,329
2014	8,614
2015	5,623
2016	1,933
2017	1,891
Thereafter	2,091
Total future minimum lease payments	$29,481

Rent expense for fiscal 2012, 2011 and 2010 was $10.9 million, $9.4 million and $8.9 million, respectively.

Litigation

Various lawsuits, claims and proceedings have been or may be instituted against the Company. The outcome of litigation cannot be predicted with certainty and some lawsuits, claims and proceedings may be disposed of unfavorably to the Company. Management believes that any monetary liability or financial impact to the Company from these matters, individually and in the aggregate, would not be material to the Company's financial condition or results of operations. However, there can be no assurance with respect to such result, and the monetary liability or financial impact to the Company from these matters could differ materially from those projected.

Indemnifications

The Company indemnifies certain of its customers against claims that products purchased from the Company infringe upon a patent, copyright, trademark or trade secret of a third party. In the event of such a claim, the Company agrees to pay all litigation costs, including attorney fees, and any settlement payments or damages awarded directly related to the infringement. The Company is not currently defending any intellectual property infringement claims and has not been informed of any pending infringement claims. Accordingly, the Company has not recorded a liability related to such indemnification obligations.

Note 18. Revenue Components, Geographic Revenues and Significant Customers

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates in one operating segment.

Revenue Components

A summary of net revenues by product category is as follows:

	2012	2011	2010
		(In thousands)	
Host Products	$429,820	$422,143	$393,855
Network Products	72,541	85,244	82,309
Silicon Products	56,247	50,988	42,307
	$558,608	$558,375	$518,471

Geographic Revenues

Revenues by geographic area are presented based upon the ship-to location of the customer. Net revenues by geographic area are as follows:

	2012	2011	2010
		(In thousands)	
United States	$239,198	$244,717	$235,213
Asia-Pacific and Japan	178,715	155,165	129,636
Europe, Middle East and Africa	113,873	125,413	121,676
Rest of world	26,822	33,080	31,946
	$558,608	$558,375	$518,471

Net revenues from customers in China were $72.6 million, $76.7 million and $65.7 million for fiscal 2012, 2011 and 2010, respectively. No individual country other than the United States and China represented 10% or more of net revenues for any of the years presented.

Significant Customers

A summary of the Company's customers, including their manufacturing subcontractors, that represent 10% or more of the Company's net revenues is as follows:

	2012	2011	2010
Hewlett-Packard	27%	26%	25%
IBM	18%	19%	19%
Dell	11%	11%	11%

Note 19. Condensed Quarterly Results (Unaudited)

The following table summarizes certain unaudited quarterly financial information for fiscal 2012 and 2011:

	Three Months Ended (1)			
	June	September	December (2)	March (3)
	(In thousands, except per share amounts)			
Fiscal 2012:				
Net revenues	$144,481	$136,275	$142,779	$135,073
Gross profit	99,613	92,930	97,013	91,348
Operating income	35,877	30,502	34,123	28,965
Income from continuing operations	34,196	26,507	29,221	29,519
Net income	32,426	28,654	30,025	138,331
Income from continuing operations per share:				
Basic	0.33	0.26	0.29	0.30
Diluted	0.32	0.26	0.29	0.29
Net income per share:				
Basic	0.31	0.28	0.30	1.40
Diluted	0.31	0.28	0.30	1.37
Fiscal 2011:				
Net revenues	$130,674	$135,376	$146,256	$146,069
Gross profit	89,796	92,438	99,170	100,012
Operating income	31,323	35,887	41,394	39,107
Income from continuing operations	26,212	29,163	49,181	36,790
Net income	25,449	29,986	50,339	33,316
Income from continuing operations per share:				
Basic	0.24	0.27	0.46	0.35
Diluted	0.23	0.27	0.46	0.34
Net income per share:				
Basic	0.23	0.28	0.48	0.32
Diluted	0.22	0.28	0.47	0.31

(1) The statement of operations data for all periods presented reflects the operating results of the InfiniBand business as discontinued operations.

(2) During the three months ended December 26, 2010, the Company recorded $15.0 million of third quarter specific income tax benefits related to the expiration of certain statutes of limitation, the retroactive reinstatement of the federal research tax credit and certain other items.

(3) During the three months ended April 1, 2012, the Company recorded a gain on sale from discontinued operations, net of income taxes, of $109.1 million related to the divestiture of its InfiniBand business.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of April 1, 2012.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework.* Based on this evaluation, our chief executive officer and chief financial officer concluded that the Company's internal control over financial reporting was effective at a reasonable assurance level as of April 1, 2012.

The independent registered public accounting firm that audited the consolidated financial statements included in this annual report has issued an audit report on the effectiveness of the Company's internal control over financial reporting. See page 38 herein.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act that occurred during the fourth quarter of fiscal 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Reference is made to the Company's Definitive Proxy Statement for its 2012 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2012, for information required under this Item 10. Such information is incorporated herein by reference.

The Company has adopted and implemented a Business Ethics Policy (the Code of Ethics) that applies to the Company's officers, employees and directors. The Code of Ethics is available on our website at www.qlogic.com.

Item 11. ***Executive Compensation***

Reference is made to the Company's Definitive Proxy Statement for its 2012 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2012, for information required under this Item 11. Such information is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Reference is made to the Company's Definitive Proxy Statement for its 2012 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2012, for information required under this Item 12. Such information is incorporated herein by reference.

There are no arrangements, known to the Company, which might at a subsequent date result in a change in control of the Company.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

Reference is made to the Company's Definitive Proxy Statement for its 2012 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2012, for information required under this Item 13. Such information is incorporated herein by reference.

Item 14. ***Principal Accounting Fees and Services***

Reference is made to the Company's Definitive Proxy Statement for its 2012 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of fiscal 2012, for information required under this Item 14. Such information is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) (1) *Consolidated Financial Statements*

The following consolidated financial statements of the Company for the years ended April 1, 2012, April 3, 2011 and March 28, 2010 are filed as part of this report:

FINANCIAL STATEMENT INDEX

(a) (2) *Financial Statement Schedule*

The following consolidated financial statement schedule of the Company for the years ended April 1, 2012, April 3, 2011 and March 28, 2010 is filed as part of this report and is incorporated herein by reference:

Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is presented in the financial statements or notes thereto, the amounts involved are not significant or the schedules are not applicable.

(a) (3) *Exhibits*

An exhibit index has been filed as part of this report and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QLOGIC CORPORATION

By: /s/ SIMON BIDDISCOMBE

Simon Biddiscombe
President and
Chief Executive Officer

Date: May 24, 2012

POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes Simon Biddiscombe and/or Jean Hu, as attorney-in-fact, to sign on his or her behalf and in each capacity stated below, and to file all amendments and/or supplements to this Annual Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive Officer:		
/s/ SIMON BIDDISCOMBE Simon Biddiscombe	President, Chief Executive Officer and Director	May 24, 2012
Principal Financial and Accounting Officer:		
/s/ JEAN HU Jean Hu	Senior Vice President and Chief Financial Officer	May 24, 2012
/s/ H.K. DESAI H.K. Desai	Executive Chairman and Chairman of the Board	May 24, 2012
/s/ BALAKRISHNAN S. IYER Balakrishnan S. Iyer	Director	May 24, 2012
/s/ KATHRYN B. LEWIS Kathryn B. Lewis	Director	May 24, 2012
/s/ D. SCOTT MERCER D. Scott Mercer	Director	May 24, 2012
/s/ GEORGE D. WELLS George D. Wells	Director	May 24, 2012
/s/ WILLIAM M. ZEITLER William M. Zeitler	Director	May 24, 2012

SCHEDULE II

QLOGIC CORPORATION
VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions: Charged to Costs and Expenses or Revenues	Deductions: Amounts Written Off, Net of Recoveries	Balance at End of Year
		(In thousands)		
Year ended April 1, 2012:				
Allowance for doubtful accounts	$1,536	$ 79	$ 169	$1,446
Sales returns and allowances	$7,856	$35,170	$38,165	$4,861
Year ended April 3, 2011:				
Allowance for doubtful accounts	$1,505	$ 54	$ 23	$1,536
Sales returns and allowances	$8,276	$29,208	$29,628	$7,856
Year ended March 28, 2010:				
Allowance for doubtful accounts	$1,366	$ 366	$ 227	$1,505
Sales returns and allowances	$8,848	$29,311	$29,883	$8,276

EXHIBIT INDEX

Exhibit No.	Description
2.1	Asset Purchase Agreement dated January 20, 2012, by and between QLogic Corporation and Intel Corporation (incorporated by reference to Exhibit 2.1 of the Registrant's Current Report on Form 8-K filed on January 25, 2012).
3.1	Certificate of Incorporation of QLogic Corporation, as amended to date.
3.2	Amended and Restated By-Laws of QLogic Corporation, as adopted on February 9, 2012 (incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed on February 13, 2012).
10.1	QLogic Corporation Non-Employee Director Stock Option Plan, as amended (incorporated by reference to Exhibit 4.1 of the Registrant's Registration Statement on Form S-8 filed on February 6, 2004 (File No. 333-112572)).*
10.2	QLogic Corporation Stock Awards Plan, as amended (incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-8 filed on February 6, 2004 (File No. 333-112572)).*
10.3	Form of Indemnification Agreement between QLogic Corporation and Directors and Executive Officers (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on April 7, 2006).*
10.4	QLogic Corporation 1998 Employee Stock Purchase Plan, Amended and Restated Effective February 10, 2011 (incorporated by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K for the year ended April 3, 2011).*
10.5	QLogic Corporation 2005 Performance Incentive Plan, Amended and Restated Effective July 16, 2009 (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on August 21, 2009).*
10.6	Terms and Conditions of Nonqualified Stock Option under the QLogic Corporation 2005 Performance Incentive Plan, Amended and Restated Effective October 31, 2011 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 1, 2012).*
10.7	Terms and Conditions of Incentive Stock Option under the QLogic Corporation 2005 Performance Incentive Plan, Amended and Restated Effective February 10, 2011 (incorporated by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the year ended April 3, 2011).*
10.8	Terms and Conditions of Stock Unit Award under the QLogic Corporation 2005 Performance Incentive Plan, Amended and Restated Effective October 31, 2011 (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended January 1, 2012).*
10.9	Change in Control Severance Agreement, dated December 19, 2008, between QLogic Corporation and H.K. Desai (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 28, 2008).*
10.10	Change in Control Severance Agreement, dated December 19, 2008, between QLogic Corporation and Simon Biddiscombe (incorporated by reference to Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 28, 2008).*
10.11	Non-Employee Director Equity Award Program under the QLogic Corporation 2005 Performance Incentive Plan Amended and Restated Effective June 9, 2010 (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 27, 2010).*

Exhibit No.	Description
10.12	Amendment to Change in Control Severance Agreement, effective November 15, 2010, by and between QLogic Corporation and Simon Biddiscombe (incorporated by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K filed on October 21, 2010).*
10.13	Employment Agreement, effective November 15, 2010, by and between QLogic Corporation and H.K. Desai (incorporated by reference to Exhibit 10.2 of the Registrant's Current Report on Form 8-K filed on October 21, 2010).*
10.14	Amendment to Change in Control Severance Agreement, effective November 15, 2010, by and between QLogic Corporation and H.K. Desai (incorporated by reference to Exhibit 10.3 of the Registrant's Current Report on Form 8-K filed on October 21, 2010).*
10.15	Form of Change in Control Severance Agreement between QLogic Corporation and Executive Officers (incorporated by reference to Exhibit 10.15 of the Registrant's Annual Report on Form 10-K for the year ended April 3, 2011).*
10.16	Terms and Conditions of FY2012 Performance Share Award under the QLogic Corporation 2005 Performance Incentive Plan (incorporated by reference to Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 3, 2011).*
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney (included on signature page).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**

* Compensation plan, contract or arrangement required to be filed as an exhibit pursuant to applicable rules of the Securities and Exchange Commission.

**XBRL (Extensible Business Reporting Language) information is furnished and not filed herewith, is not a part of a registration statement or Prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

Corporate Information 2012

Board of Directors

H.K. Desai

Simon Biddiscombe

Balakrishnan S. Iyer

Kathryn B. Lewis

D. Scott Mercer

George D. Wells

William M. Zeitler

Executive Officers

Simon Biddiscombe
President and
Chief Executive Officer

H.K. Desai
Executive Chairman

Jean Hu
Senior Vice President and
Chief Financial Officer

Robert B. Crawford
Senior Vice President,
Worldwide Sales

Roger J. Klein
Senior Vice President and General Manager,
Host Solutions Group

Perry M. Mulligan
Senior Vice President,
Worldwide Operations

Transfer Agent and Registrar

Computershare Investor Services
250 Royall Street
Canton, MA 02021
Telephone: 800.962.4284
781.575.3120

Independent Registered Public Accounting Firm

KPMG LLP
Irvine, CA

Legal Counsel

O'Melveny & Myers LLP
Newport Beach, CA


QLOGIC®
The Ultimate in Performance

Corporate Headquarters
QLogic Corporation
26650 Aliso Viejo Parkway
Aliso Viejo, CA 92656
949.389.6000

www.qlogic.com